UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 UNDER

THE SECURITIES EXCHANGE ACT OF 1934

July 29, 2019

Commission File Number 1-14712

ORANGE

(Translation of registrant’s name into English)

78, rue Olivier de Serres
75015 Paris, France

(Address of principal executive offices)

Indicate by check mark whether the Registrant files or will file annual reports under cover Form 20-F or Form 40-F

Form 20-F	Form 40- F

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes	No

Indicate by check mark if the Registrant is submitting the

Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes	No

Indicate by check mark whether the Registrant, by furnishing the information contained in this Form, is also thereby furnishing the information to the

Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934

Yes	No

Orange

French Public Limited Company (Société Anonyme) with a share capital of 10,640,226,396 euros

Registered office: 78, rue Olivier de Serres, Paris (15th)

Paris Trade Register 380 129 866

First half 2019

Financial report

AMF

This document is a free translation into English of the half-yearly financial report provided for by article L.451-1-2 of the French Monetary and Financial Code.

The report was filed with the Autorité des Marchés Financiers on July 25, 2019

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Table of contents

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1.     Interim management report
for the first half of 2019

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This report contains forward-looking statements about Orange. These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are presented in Section 2.1 Risk factors of the 2018 Registration Document.

The following comments are based on the consolidated annual financial statements prepared in accordance with IFRS (International Financial Reporting Standards, see Note 2 to the consolidated annual financial statements). The Statutory Auditors conducted a limited review of these financial statements. The Group applies IFRS 16 "Leases" as from January 1, 2019, using the simplified retrospective method, without restatement of historical comparative periods (see Note 2.3 to the consolidated annual financial statements). Consequently, the data from the first half of 2019 and the first half of 2018 on a comparable basis are presented in accordance with IFRS 16, and the data for the first half of 2018 on a historical basis are presented in accordance with IAS 17. Moreover, these changes in accounting standards led the Group to adapt its key operational performance indicators and define new ones (see Accounting Principles in Note 1 to the consolidated annual financial statements and Section 1.5 Financial indicators not defined by IFRS).

EBITDA after Lease (referred to as "EBITDAaL"), economic CAPEX (also referred to as "eCAPEX"), the "EBIDTAaL - eCAPEX" indicator, net financial debt, the ratio of net financial debt to EBITDAaL of telecom activities and data on a comparable basis (as well as, until December 31, 2018, adjusted EBITDA, EBITDA, CAPEX, the "Adjusted EBIDTA - CAPEX" indicator and the ratio of net financial debt to adjusted EBITDA of telecoms activities) are financial indicators not defined by IFRS. For further information on the calculation of these indicators and the reasons why the Orange Group uses them and considers them useful for readers, see Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

Data on a historical basis corresponds to data for past periods as published in the consolidated annual financial statements for the current period. The transition from data on a historical basis to data on a comparable basis for the first half of 2018 is set out in Section 1.5.1 Data on a comparable basis.

Unless otherwise specified, segment information presented in the following sections is understood to be prior to elimination of inter-segment transactions.

The changes presented in the following sections are calculated based on data in thousands of euros, although displayed in millions of euros.

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1.1      Overview

1.1.1      Financial data and workforce information

Operating data

	2019	2018	2018	Var. (%)	Var. (%)
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenue (2)	20,573	20,533	20,262	0.2%	1.5%
EBITDAaL (1)	5,958	5,909	na	0.8%	na
Telecom activities	6,035	5,969	na	1.1%	na
EBITDAaL/Revenue from telecoms activities	29.3%	29.1%	na
Orange Bank activities	(78)	(60)	na	(29.3)%	na
Operating income	2,388		2,350		1.6%
Telecom activities	2,475		2,417		2.4%
Orange Bank activities	(88)		(68)		(28.5)%
eCAPEX (1)	3,509	3,327	na	5.5%	na
Telecom activities	3,493	3,306	na	5.6%	na
eCAPEX/Revenue from telecoms activities	17.0%	16.1%	na
Orange Bank activities	16	21	na	(18.8)%	na
EBITDAaL - eCAPEX (1)	2,449	2,582	na	(5.2)%	na
Telecom activities	2,542	2,663	na	(4.5)%	na
Orange Bank activities	(94)	(81)	na	(17.2)%	na
Telecommunications licenses	510	32	31	ns	ns
Average number of employees (full-time equivalents) (3)	135,804	137,999	135,149	(1.6)%	0.5%
Number of employees (active employees at end of period) (3)	147,818	151,970	149,031	(2.7)%	(0.8)%
Historical indicators (up to December 31, 2018)
Adjusted EBITDA (1)	na	na	5,984	na	na
Telecom activities	na	na	6,043	na	na
Adjusted EBITDA/Revenue of telecoms activities	na	na	29.8%
Orange Bank activities	na	na	(60)	na	na
EBITDA (1)	na	na	5,866	na	na
Telecom activities	na	na	5,925	na	na
Orange Bank activities	na	na	(60)	na	na
CAPEX (1)	na	na	3,369	na	na
Telecom activities	na	na	3,349	na	na
CAPEX/Revenue of telecoms activities	na	na	16.5%
Orange Bank activities	na	na	20	na	na
Adjusted EBITDA - CAPEX (1)	na	na	2,615	na	na
Telecom activities	na	na	2,694	na	na
Orange Bank activities	na	na	(80)	na	na

(1) See Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary.

(2) Revenue from telecoms activities. The Net Banking Income (NBI) of Orange Bank is recognized in other operating income (see Note 1.2 to the consolidated annual financial statements).

(3) See section 1.6.4 Financial glossary.

Net income

	2019	2018
(at June 30, in millions of euros)		data on a historical basis
Operating income	2,388	2,350
Financial costs, net	(738)	(912)
Income tax	(513)	(559)
Consolidated net income	1,137	879
Net income attributable to owners of the parent company	1,039	789
Non-controlling interests	98	90
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Net financial debt

	June 30, 2019	December 31, 2018
(in millions of euros)		data on a historical basis
Net financial debt (1)	26,737	25,441

(1) See Section 1.5 Financial indicators not defined by IFRS, Section 1.6.4 Financial glossary, and Note 9.3 to the consolidated annual financial statements. Compared with December 31, 2018, net financial debt at June 30, 2019 excludes lease liabilities that are within the application of IFRS 16 (see Note 2.3 to the consolidated annual financial statements) and includes debts on financed assets.

For further information on the risks relating to the Orange group’s financial debt, see Section 2.1.3 Financial risks of the 2018 Registration Document.

1.1.2      Summary of results for the first half of 2019

Revenue totaled 20,573 million euros in the first half of 2019, up 1.5% on a historical basis and 0.2% on a comparable basis compared with the first half of 2018. This growth was mainly driven by Africa & Middle East (5.6% year-on-year growth on a comparable basis) and to a lesser extent by Europe.

Commercial activity remained strong amidst a still highly promotional environment. The Group was able to grow its customer bases through its strategy focused on convergence and very high-speed fixed broadband. Thus, the convergent customer base totaled 10.6 million customers at June 30, 2019, up 4.4% on a comparable basis (mainly in France and Europe). Very high-speed fixed broadband, with more than 7 million customers, grew 28.1%, up in all countries. 4G mobile totaled more than 62 million customers, up 24% year-on-year, driven by strong growth in Africa & Middle East, where continued deployment of 4G enabled us to reach nearly 20 million customers at June 30, 2019 (54.4% year-on-year growth).

EBITDAaL amounted to 5,958 million euros in the first half of 2019, up 0.8% on a comparable basis compared to the first half of 2018, despite the impact of the end of the promotional period for ePresse and audiobook offers in France. Regarding telecoms activities, EBITDAaL amounted to 6,035 million euros (up 1.1% on a comparable basis) and the ratio of EBITDAaL of telecoms activities to revenue stood at 29.3% in the first half of 2019, up 0.3 points compared to the first half of 2018, on a comparable basis. This growth was mainly driven by Africa & Middle East and, to a lesser extent, Spain.

Operating income totaled 2,388 million euros in the first half of 2019, versus 2,350 million euros in the first half of 2018 on a historical basis, a 1.6% increase (or 38 million euros). This growth was mainly due to the increase in EBITDAaL.

Consolidated net income stood at 1,137 million euros in the first half of 2019, versus 879 million euros in the first half of 2018. It benefited from the improvement in both operating income and financial income, which included lower impairment on the stake held in BT Group.

Economic CAPEX was 3,509 million euros in the first half of 2019, up 5.5% year-on-year on a comparable basis, and reflects the Group's efforts to deploy very high-speed fixed broadband (fiber) networks, particularly in France. At June 30, 2019, the Group had 35.5 million households connected to very high-speed fixed broadband, up 21.3% year-on-year, particularly in France (up 30.9%), in Spain (up 13.2%) and in Poland (up 30.0%).

Net financial debt stood at 26,737 million euros ay June 30, 2019. The change in net financial debt in the first half of 2019 was related in particular to the seasonality of certain disbursements. It also resulted from the Group's investment strategy in very high-speed broadband networks. Net financial debt at June 30, 2019 does not take into account the disposal of BT Group shares, the proceeds from which were received on July 2 (see Section 1.1.3 Significant events). The ratio of net financial debt to EBITDAaL of telecoms activities stood at 2.06 at June 30, 2019, in line with the Group’s medium-term target of around 2.

1.1.3      Significant events

In the first half of 2019, the Group continued to carry out its strategic plan, Essentials2020, which relies primarily on the quality of the Group’s networks resulting from targeted capital investments, the depth of its convergent and content products and the diversification into new services, particularly mobile financial services and connected devices (IoT). In addition, Orange Business Services made several new strategic acquisitions, in particular in security, FinTech and the Cloud, to supplement its business customer digital transformation activities. The Group also continued implementing its operational efficiency and cost-control programs (with Explore2020) and investment programs (with Lean CAPEX).

Investment in networks

The roll-out of networks providing broadband and very high-speed broadband Internet access is one of the five levers of the Essentials2020 strategic plan. In the first half of 2019, investments in networks (excluding telecommunications licenses) represented 66% of the Group's economic CAPEX.

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Fixed networks

The Group is continuing accelerated deployment of its very high-speed broadband fixed (fixed VHSB) networks with 6.2 million additional connectable households in the first half of 2019 year-on-year. At June 30, 2019, Orange had 35.5 million very high-speed broadband connectable households worldwide (an increase of 9.0% over six months), including 14.4 million in Spain, 13.5 million in France, and 6.9 million in Europe (operating segment).

In France, in March 2019, the Group exceeded 10 million FTTH connections, built up using its own equity investments and reached 13.5 million connections at June 30, 2019. The deployment of fiber optics in regions served by Public Initiative Networks (PIN) of the local authorities accelerated (see Note 12.2 to the consolidated annual financial statements). The Orange Fiber offers are already marketed to more than 800,000 households and businesses located in these areas.

In Spain, in April 2019, Orange and Vodafone announced the enhancement of their fixed network sharing agreement. This agreement will allow more rapid and efficient deployment of new generation networks over a larger geographical area, offering significant advantages to the respective business and residential customers of both groups (see also below).

Mobile networks

In the first half of 2019, Orange continued rolling-out its 4G and 4G+ networks. On June 30, 2019, 4G coverage rates reached 99% of the population in France, 97% in Spain, and 99.8% in Poland.

In France, Orange will have converted nearly all of its 3G sites into 4G technology by the end of 2019. In Africa & Middle-East, in the first half of 2019, deployments continued, particularly in Egypt, Morocco and Côte d’Ivoire. Through these investments, on June 30, 2019, the Group had 62.1 million customers with 4G offers throughout the world (up 24.0% year-on-year), including 15.5 million in France, 10.8 million in Spain, 15.9 million in Europe and 19.9 million in Africa & Middle East (excluding associates and joint ventures).

In Spain, the network sharing agreement announced by Orange and Vodafone in April 2019 (see above) also concerned mobile networks. This will allow overall improvement of 2G, 3G, 4G and 5G technology management for the two companies and will allow faster and more efficient deployment of 5G technology. The active national sharing of the mobile network will cover more than 14,800 mobile sites. In total, this project will generate gross savings of approximately 800 million euros over 10 years but will involve an initial investment of 300 million euros over four years (of which nearly 100 million euros in 2019).

In Belgium, Orange Belgium and Proximus signed a memorandum of understanding to enter into a mobile access network sharing agreement by the end of the year, for 2G, 3G, 4G and 5G technologies. This agreement will allow the two companies to meet the growing demands of customers for quality of mobile networks and indoor coverage. Subject to the final agreement, the shared mobile access network will be planned, built and operated by a new equally-owned joint venture starting in the first quarter of 2020. In financial terms, Orange Belgium expects the agreement to deliver cumulative savings in operating and investment costs of approximately 300 million euros over 10 years and shall spend 130 million euros over the next three years to implement the agreement.

In addition, the Group is actively preparing for the arrival of 5G technology, deploying it progressively over the existing 4G sites. In France, the assignment of 5G frequency blocks in the 3.4 GHz - 3.8 GHz band should take place in the autumn of 2019 and will concern a total of 310 MHz. According to the draft specifications released by the French Postal and Electronic Communications Regulatory Authority (Arcep) on July 15, 2019, the frequencies will be allocated for a period of 15 years. At first, up to four blocks of the same size, of at least 40 MHz, will be offered to operators at a fixed price in return for a number of commitments. Subsequently, a traditional bidding procedure will be conducted in 10 MHz blocks for the remainder of the frequencies (including the 40 MHz blocks not already allocated). The operators must have deployed 5G in the 3.4 GHz - 3.8 GHz band in at least two large cities by 2020 before reaching a total of 12,000 sites in 2025, which would allow, according to the Arcep, coverage of approximately two-thirds of the population. Of this total, a significant portion of the sites (some 20 to 25%) must be located in rural areas or connect economic activity areas. Orange confirms that 5G will be installed in 17 cities in Europe in 2019, and that it will be ready for commercialization in 2020, when enough 5G smartphones are available.

Submarine cables and long-distance networks

In the first half of 2019, Orange continued enhancing its position in the submarine cable market. In January 2019, Orange inaugurated the Kanawa cable with a length of 1,750 kilometers, connecting French Guiana, Martinique and Guadeloupe. In February 2019, Orange and the members of the FLY-LION3 (Lower Indian Ocean Network) consortium completed deployment of a new submarine cable connecting Grande Comore Island and Mayotte. This cable, for which implementation is planned for the third quarter of 2019, will enhance connectivity in the Indian Ocean.

In March 2019, moreover, in association with Nokia, the Group announced the successful complete migration of its long-distance networks in France, Europe, and Asia, to an intelligent, distributed software system enabling optimized management of network resources. This represents a major step in the evolution of the Orange transmission network toward more rapid and flexible production of transmission links, automation and creation of new services with added value for its customers.

The multi-services and enhanced services strategy

Content, mobile financial services and connected objects are key pillars of the Group's diversification, and fall within an enriched services development strategy.

Mobile financial services (Orange Bank - Orange Money)

During the first half of 2019, Orange Bank continued the development of its mobile financial services with the launch in March 2019 of its Visa Premium card, which offers reinforced security thanks to a dynamic cryptogram, and automatic comprehensive travel insurance and assistance services for all cardholders. In June 2019, Orange Bank announced the enhancement of its offer with the launch of cashback, offering customers with Visa Premium cards a 5% refund on their purchases at Orange stores or on Orange websites. In four months, Orange Bank has won over almost 12,000 customers with its Visa Premium card. The Orange Bank offer had a total of 320,000 customers at June 30, 2019.

In Africa & Middle East, the Group continued to extend the Orange Money services, which had 41.9 million customers at June 30, 2019, 16.5 million of whom are active clients who use the service every month, across 15 countries (excluding associates and joint ventures).

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Internet of Things (IoT)

As announced in January 2019, thanks to the creation of Protectline, a joint venture with Groupama, Orange has entered a new stage in its multi-service operator strategy by becoming a fully-fledged player in the remote property surveillance market. In April 2019, Orange launched its remote property surveillance offer "Protected Home", for its fixed and mobile customers in France, enabling it to meet expectations in terms of security. Orange also launched its "Connected Home" solution for fixed and mobile customers in France. Via a simple and unique application, this offer makes it possible to manage connected objects in the home, providing Orange customers comfort and peace of mind in their day-to-day lives.

In June 2019, AT&T, KPN, Orange and Swisscom enabled data roaming between their LTE-M IoT networks, enabling low-power IoT equipment to benefit from service continuity on multiple networks in North America and Europe. LTE-M technology will offer the possibility of developing a number of applications in the Internet of Things sector, in order to reduce costs, offer more compact equipment, with greater autonomy, and reach geographical regions that are difficult to access.

Digital transformation of business customers

In January 2019, Orange acquired 100% of SecureData, the leading independent provider of cyber security solutions in the United Kingdom, Europe’s largest market.

In July 2019, Orange announced the completion of the purchase of 100% of SecureLink for a total enterprise value of 515 million euros. With 248 million euros in revenue in 2018, and a strong foothold in the Nordic, Belgian, Dutch, German and UK markets, SecureLink is one of the leading independent players in cyber security services in Europe. This new acquisition positions Orange as a major player in the European cyber security market, with operations in eight European countries, representing 75% of the market (see Note 14 to the consolidated annual financial statements).

Operational effectiveness (Explore2020)

After reaching its initial target of 3.5 billion euros in gross savings over the 2015-2018 period, Orange continued its cost efforts in the first half of 2019 as part of its new target to achieve an additional 1 billion euros in gross savings over the 2019-2020 period.

Disposal of the residual shareholding in BT Group

In June 2019, Orange sold its remaining 2.49% equity interest in BT Group plc for a net amount of 486 million pounds sterling, i.e. 542 million euros at the indicative ECB rate at June 28, 2019. As settlement only took place on July 2, 2019, a financial receivable was recorded for the net amount owing and has no impact on the calculation of net financial debt at June 30, 2019 (see Note 9.7 to the consolidated annual financial statements).

1.1.4      Information on trends and the main risks and uncertainties

Excluding the effects of the new network-sharing contract in Spain (See Section 1.1.3 Significant events), Orange is re-affirming its objectives for 2019:

•EBITDAaL growth in 2019 will be lower than that achieved in 2018 on a comparable basis;

•2019 economic CAPEX will be slightly down compared to 2018 on a comparable basis;

•the "EBITDAaL - economic CAPEX" indicator will be higher in 2019 than in 2018 on a comparable basis;

•the target ratio of net financial debt to EBITDAaL for telecoms activities will be maintained at around 2 in the medium term.

These forward-looking statements are subject to numerous risks and uncertainties that could cause actual results to differ materially from the results anticipated in the forward-looking statements. The most significant risks are described in Section 2.1 Risk factors of the 2018 Registration Document. At the date of publication of this report, this description remains valid and enables an understanding of the main risks and uncertainties for the remaining six months of fiscal year 2019.

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1.2      Analysis of the Group’s results and capital expenditures

1.2.1      From Group revenue to EBITDAaL

This section includes (i) the transition from revenue to Group EBITDAaL (EBITDA after lease) by type of expense, after presentation adjustments, as presented in Section 1.5.2 EBITDAaL, for the first halves of 2019 and 2018 in data on a comparable basis, and (ii) the transition from revenue to Group adjusted EBITDA by type of expense, after presentation adjustments, as presented in Section 1.5.7.1 Adjusted EBITDA and Reported EBITDA, for the first half of 2018 on a historical basis. See also Notes 1.2 and 1.3 to the consolidated annual financial statements.

	2019	2018	2018	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenue	20,573	20,533	20,262	0.2%	1.5%
External purchases (2)	(8,562)	(8,517)	(8,990)	0.5%	ns
Other operating income and expenses (2) (3) (5)	146	105	142	39.9%	ns
Labor expenses (2) (3)	(4,320)	(4,325)	(4,210)	(0.1)%	2.6%
Operating taxes and levies (2) (3)	(1,207)	(1,223)	(1,220)	(1.3)%	(1.1)%
Depreciation and amortization of financed assets (4)	(3)	-	na	-	na
Depreciation and amortization of right-of-use assets (4)	(609)	(606)	na	0.4%	na
Interests on debts relating to financed assets (4)	-	-	na	-	na
Interest on lease liabilities (4)	(60)	(58)	na	3.7%	na
Adjusted EBITDA (until December 31, 2018) (5)	na	na	5,984	na	na
EBITDAaL	5,958	5,909	na	0.8%	na

(1) See Section 1.5.1 Data on a comparable basis.

(2) See section 1.6.4 Financial glossary.

(3) Adjusted data (see Section 1.5 Financial indicators not defined by IFRS and Note 1 to the consolidated annual financial statements).

(4) Depreciation and amortization, impairment and interest on right-of-use assets and financed assets were not applied in 2018 on a historical basis, due to the application of IFRS 16 as from January 1, 2019 using the simplified retrospective method without restatement of historical comparative periods (see Note 2.3 to the consolidated financial statements).

(5) In 2018 on a historical basis, the gain or loss on the disposal of fixed assets was presented under other operating income. In 2019 and 2018 on a comparable basis, it was presented under "Gains and losses from the disposal of fixed assets, investments and activities" (see Change in operational performance indicators in 2019 as the heading to Section 1.5 Financial indicators not defined by IFRS). Income from the sale of fixed assets amounted to 68 million euros in the first half of 2019, compared with 41 million euros in the first half of 2018 on a historical basis (see note 6.1 to the consolidated financial statements).

1.2.1.1     Revenues

Change in revenue

Revenue by segment (2)	2019	2018	2018	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
France	8,874	8,957	8,952	(0.9)%	(0.9)%
Spain	2,624	2,639	2,634	(0.6)%	(0.4)%
Europe	2,789	2,754	2,775	1.3%	0.5%
Africa & Middle-East	2,737	2,593	2,524	5.6%	8.4%
Enterprise	3,770	3,747	3,530	0.6%	6.8%
International Carriers & Shared Services	747	783	759	(4.6)%	(1.6)%
Eliminations	(968)	(940)	(912)
Group total	20,573	20,533	20,262	0.2%	1.5%

(1) See Section 1.5.1 Data on a comparable basis.

(2) Revenues of telecoms activities (see Note 1.1 to the consolidated annual financial statements). The Net Banking Income (NBI) of Orange Bank is recognized in other operating income (see Note 1.2 to the consolidated annual financial statements).

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Revenue per offering (2)	2019	2018	2018	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Convergent services	3,495	3,358	3,474	4.1%	0.6%
Mobile only services	5,204	5,172	5,090	0.6%	2.2%
Fixed only services	4,764	4,919	4,817	(3.2)%	(1.1)%
IT & integration services	1,334	1,249	1,052	6.8%	26.8%
Carrier services	3,863	3,896	3,891	(0.8)%	(0.7)%
Equipment sales	1,428	1,497	1,490	(4.6)%	(4.2)%
Other revenue	485	442	448	9.9%	8.6%
Group total	20,573	20,533	20,262	0.2%	1.5%

(1) See Section 1.5.1 Data on a comparable basis.

The revenue of the Orange Group totaled 20,573 million euros in the first half of 2019, up 1.5% on a historical basis and 0.2% on a comparable basis, compared with the first half of 2018.

On a historical basis, the 1.5% or 311 million euros increase in Group revenue between the first half of 2018 and the first half of 2019 reflected:

•on one hand:

- the positive impact of changes in the consolidation scope and other changes amounting to 185 million euros, mainly including the impacts of the takeover of Business & Decision on June 5, 2018, and the acquisitions of Basefarm on August 14, 2018 and SecureData on January 31, 2019;

- the positive impact of exchange rate fluctuations, which amounted to 86 million euros, mainly due to the change in the US dollar and the Egyptian pound against the euro; and

•on the other hand, organic change on a comparable basis, representing a 40 million euro increase in revenue.

On a comparable basis, the 0.2% or 40 million euro increase in Group revenue between the first half of 2018 and the first half of 2019 was attributable primarily to:

•the 144 million euro increase in revenue in Africa & Middle-East countries (a 5.6% increase), primarily driven by strong performances from the Sonatel subgroup (mainly in Guinea, Senegal and Mali), as well as those in Egypt, and the Côte d’Ivoire subgroup (mainly Burkina Faso) and Congo (RDC);

•the 35 million euro increase in revenue in Europe (up 1.3%), mainly due to:

- (i) the increase in convergent services in Poland, Belgium and, to a lesser extent, Romania, (ii) the increase in integration services and information technology, mainly in Poland, and (iii) the increase in other revenue in Poland, mainly relating to the development of energy offers;

- partly offset (i) by the decrease in mobile carrier services, primarily in Belgium (decline in mobile virtual network operators, MVNO) and in Romania (reduction in call termination and national roaming), as well as (ii) by the decrease in mobile only services and fixed only services in Poland, related to customer migrations to convergent offers and the downward trend in traditional telephony; and

•the 23 million euro increase in Enterprise service revenues (up 0.6%), primarily relating to the increase in integration and information technology services (security and cloud services), and partly offset by the decline in voice services.

These positive items were partially offset by:

•the 83 million euro decrease in revenue in France (down 0.9%). This change mainly results from the negative counter-effect of the end of the promotional period for e-readers in January 2019. In addition to this impact, the downward trend in fixed-only low-speed services (traditional telephony), the decline in mobile only services (migration from contract offers to convergent offers and structural decline in prepaid offers), and to a lesser extent, the decline in mobile equipment sales, were partly offset by the growth in convergent services and carrier services, mainly due to the development of fiber optic offerings;

•by the 15 million euro decrease in revenue in Spain (down 0.6%), primarily due to (i) the decline in mobile equipment sales and in mobile only services in a highly competitive environment on the mobile telephony market, (ii) partially offset by the increase in fixed carrier services, driven by the development of very high-speed broadband access; and

•by the 36 million euro decline in revenue from services to International Carriers & Shared Services (down 4.6%), primarily due to a decline in international carrier business (decline in the voice market in Africa and the Maghreb).

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Change in the number of customers

Customers		2019	2018	2018	% change	% change
(at June 30, in thousands, at the end of the period)			data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Number of convergent customers		10,588	10,144	10,677	4.4%	(0.8)%
Number of mobile services customers (2)		206,874	199,241	199,005	3.8%	4.0%
o/w:	Customers with convergent offers	18,654	17,501	18,038	6.6%	3.4%
	Customers with mobile only offers	188,219	181,740	180,967	3.6%	4.0%
o/w:	Contract customers	72,790	77,438	77,285	(6.0)%	(5.8)%
	Prepaid customers	134,083	121,803	121,720	10.1%	10.2%
Number of fixed broadband service customers		20,355	19,687	19,687	3.4%	3.4%
o/w:	Customers with very high-speed broadband access (VHSB)	7,030	5,486	5,486	28.1%	28.1%
o/w:	Customers with convergent offers	10,588	10,144	10,677	4.4%	(0.8)%
	Customers with fixed only offers	9,766	9,543	9,009	2.3%	8.4%
Number of fixed telephony customers		39,028	40,834	40,834	(4.4)%	(4.4)%
Group total (3)		266,256	259,762	259,526	2.5%	2.6%

(1) See Section 1.5.1 Data on a comparable basis.

(2) Excluding customers of Mobile Virtual Network Operators (MVNOs).

(3) Number of customers of mobile, fixed broadband and narrowband services and fixed telephony.

1.2.1.2     EBITDAaL

In the first half of 2019, Orange Group's EBITDAaL amounted to 5,958 million euros (comprising 6,035 million euros from telecoms activities and a 78 million euro loss posted by the Orange Bank business). The telecoms activities' EBITDAaL to revenue ratio was 29.3% in the first half of 2019, up 0.3 points on a comparable basis compared with the first half of 2018.

Between the first half of 2018 and the first half of 2019, Group EBITDAaL included (i) currency gains of 30 million euros, mainly due to the change in the US dollar and Egyptian pound against the euro, (ii) the positive impact of consolidation scope changes and other changes amounting to 12 million euros, and (iii) the negative impact of the application of IFRS 16 and the change in operational performance indicators of 117 million euros (see section 1.5.1 Data on a comparable basis).

On a comparable basis, the 0.8% increase (49 million euros) in Group EBITDAaL between the first half of 2018 and the first half of 2019 was mainly due to:

•the 4.3% decrease (101 million euros) in service fees and inter-operator costs (see section 1.6.4 Financial glossary), primarily resulting from (i) the decrease in interconnection costs for international carrier services, and secondarily, in Africa & Middle East and Europe (in line with the decline in international transit and traffic), and (ii) to a lesser extent, the decrease in network charges in Spain (due to the roll-out of fiber optics);

•the 39.9% increase (41 million euros) in other adjusted operating income and expenses (see section 1.6.4 Financial glossary), due to the increase in other operating income adjusted between the two periods, mainly in Spain, and for shared services (impact of various disputes, collection costs, etc.);

•the 0.2% or 40 million euro growth in revenue;

•the 1.1%, or 39 million euro, decrease in commercial expenses and content costs (see Section 1.6.4 Financial glossary), due to i) the decrease in commercial expenses, mainly in Spain and France (in line with the decline in business activity), and to a lesser extent in Europe (cost optimization in Poland, development of SIM-Only offers in Romania), (ii) partially offset by the increase in content costs in Spain, mainly relating to the increase in soccer rights; and

•to a lesser extent, the 1.3% decrease, i.e. 16 million euros, in adjusted operating taxes and levies, mainly in France, and partially offset by the increase recorded in Africa & Middle East.

These positive items were partially offset by:

•11.7% growth, i.e. 137 million euros in other external purchases (see Section 1.6.4 Financial glossary), mainly in France (purchases for resale relating to the operation of public initiative networks), and to a lesser extent, in Poland (in line with the development of integration services and information technologies,and the rise in energy sales); and

•the 3.1% increase, i.e. 48 million euros, in other IT and network charges (see Section 1.6.4 Financial Glossary), mainly for Enterprise services, due to the increase in integration and IT service business, and in Africa and the Middle East (extension of 4G network coverage and transformation projects).

With a decrease of 0.1% (5 million euros), adjusted labor expenses (see section 1.6.4 Financial glossary) were almost stable. Between the two periods, the impact of the 1.6% decrease in the average employee headcount (full-time equivalent, see section 1.6.4 Financial glossary), representing a decrease of 2,195 full-time equivalent employees (mainly in France and Poland), offsets the impact of wage policies in France and abroad.

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1.2.2      From Group EBITDAaL to operating income

This section presents (i) the reconciliation from Group EBITDAaL to operating income by type of expense, after presentation adjustments, as presented in Section 1.5.2 EBITDAaL, for the first half of 2019 and 2018 on a comparable basis, and (ii) the reconciliation from adjusted EBITDA to Group operating income by type of expense, after presentation adjustments, as presented in Section 1.5.7.1 Adjusted EBITDA and reported EBITDA, for the first half of 2018 on a historical basis. See also Notes 1.2 and 1.3 to the consolidated annual financial statements.

	2019	2018	2018	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
EBITDAaL	5,958	5,909	na	0.8%	na
Adjusted EBITDA (until December 31, 2018) (2)	na	na	5,984	na	na
Significant litigations	(65)	(32)	(32)
Specific labor expenses	(46)	(24)	(24)
Gains (losses) on disposal of fixed assets, investments and activities (2)	68	42	-
Restructuring programs costs	(75)	(58)	(56)
Acquisition and integration costs	(10)	(6)	(6)
Reported EBITDA (until December 31, 2018) (2)	na	na	5,866	na	na
Depreciation and amortization of fixed assets	(3,500)		(3,457)
Reclassification of translation adjustment from liquidated entities	2		1
Impairment of goodwill	-		(56)
Impairment of fixed assets	-		(1)
Share of profits (losses) of associates and joint ventures	(4)		(3)
Elimination of interest on debts relating to financed assets (3)	-		-
Elimination of interest on lease liabilities (3)	60		-
Operating income	2,388		2,350		1.6%

(1) See Section 1.5.1 Data on a comparable basis.

(2) In 2018 on a historical basis, the gain or loss on the disposal of fixed assets was presented under other operating income. In 2019 and 2018 on a comparable basis, it was presented under "Gains and losses from the disposal of fixed assets, investments and activities" (see Change in operational performance indicators in 2019 as the heading to Section 1.5 Financial indicators not defined by IFRS). Income from the sale of fixed assets amounted to 68 million euros in the first half of 2019, compared with 41 million euros in the first half of 2018 on a historical basis (see note 6.1 to the consolidated annual financial statements).

(3) Items recognized in the financial result. Interest on lease liabilities and liabilities relating to financed assets was not applicable in 2018 on a historical basis, due to the application of IFRS 16 on January 1, 2019, using the simplified retrospective method without restatement of historical comparative periods (see Note 2.3 to the consolidated annual financial statements).

In the first half of 2019, Orange Group operating income amounted to 2,388 million euros (breaking down into 2,475 million euros for the telecoms activities and a loss of 88 million euros for the Orange Bank activities) compared with 2,350 million euros in the first half of 2018 on a historical basis, an increase of 1.6% or 38 million euros. On a historical basis, the increase was largely attributable to:

•the 49 million euro increase in EBITDAaL on a comparable basis, as well as the positive impact on EBITDAaL of foreign exchange fluctuations (30 million euros) and changes in the consolidation scope and other changes (12 million euros); and

•by the counter-effect of the recognition in the first half of 2018, of a 56 million euro impairment of goodwill in Jordan, mainly reflecting the effects of an uncertain political and economic climate and strong competitive pressure on the fixed and mobile data markets (see Note 5 to the consolidated annual financial statements).

These positive items were partially offset by:

•the 43 million euro increase in the depreciation and amortization of fixed assets (see Note 6 to the consolidated financial statements), mainly in Africa & the Middle East (in line with the roll-out of mobile networks and the amortization of new 4G licenses in these countries), and to a lesser extent for Enterprise services (due to new entities acquired in 2018 and the first half of 2019) and shared services, partially offset by the increase in Poland;

•the 33 million euro increase in the net expense on significant litigations, corresponding to the reassessment of risk on various disputes;

•the 23 million euro increase in restructuring programs costs and acquisition and integration costs (see Note 4.2 to the consolidated financial statements); and

•the 22 million euro increase in specific labor expenses relating to the French "Part-Time for Seniors" (TPS) scheme (pursuant to agreements on the employment of seniors in France), and largely corresponding to the effect of the 2018 extension of the TPS scheme for an additional three years.

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1.2.3      From Group operating income to net income

	2019	2018
(at June 30, in millions of euros)		data on a historical basis
Operating income	2,388	2,350
Cost of gross financial debt excluding financed assets	(575)	(742)
Gains (losses) on assets contributing to net financial debt	4	2
Foreign exchange gains (losses)	(2)	4
Interest on lease liabilities (1)	(60)	-
Other net financial expenses	14	(13)
Effects resulting from BT stake	(119)	(163)
Financial costs, net	(738)	(912)
Income tax	(513)	(559)
Consolidated net income	1,137	879
Net income attributable to owners of the parent company	1,039	789
Non-controlling interests	98	90

(1) Interest on lease liabilities and liabilities relating to financed assets was not applicable in 2018 on a historical basis, due to the application of IFRS 16 on January 1, 2019, using the simplified retrospective method without restatement of historical comparative periods (see Note 2.3 to the consolidated financial statements).

Consolidated net income of the Orange group amounted to 1,137 million euros in the first half of 2019, compared with 879 million euros in the first half of 2018, an increase of 258 million euros. This increase reflects:

•the 174 million euro improvement in financial results, mainly due to (i) the 167 million euro improvement in the cost of gross financial debt excluding financed assets, (ii) the change in the effects of the 44 million euro interest held in BT Group, with the recognition of a 119 million euro expense in the first half of 2019, versus a 163 million euro expense in the first half of 2018 (see Section 1.1.3 Significant events and Note 9.7 to the consolidated financial statements), (iii) the 27 million euro improvement in other net financial expenses, (iv) partly offset by the recognition in the first half of 2019 of 60 million euros in interest on lease liabilities relating to the application of IFRS 16 on January 1, 2019 (see Note 2.3 to the consolidated financial statements);

•the 46 million euro increase in income tax (see Note 8 to the consolidated annual financial statements);

•the 38 million euro rise in operating income;

After taking into account non-controlling interests (see Note 11.4 to the consolidated annual financial statements), net income attributable to owners of the parent company totaled 1,039 million euros in the first half of 2019, compared with 789 million euros in the first half of 2018, an increase of 250 million euros.

1.2.4      From Group net income to comprehensive net income

The transition from consolidated net income to consolidated comprehensive income is described in the consolidated statement of comprehensive income in the consolidated annual financial statements.

1.2.5      Group capital expenditures

Investments in property, plant and equipment and intangible assets (2)	2019	2018	2018	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
eCAPEX	3,509	3,327	na	5.5%	na
Price of disposal of property, plant and equipment and intangible assets	131	56	na	135.7%	na
CAPEX (until December 31, 2018)	na	na	3,369	na	na
Telecommunications licenses	510	32	31	ns	ns
Financial assets	66	-	na	-	na
Investments financed through finance leases	na	na	35	na	na
Group total	4,216	3,415	3,435	23.5%	22.7%

(1) See Section 1.5.1 Data on a comparable basis.

(2) See Note 1.4 to the consolidated annual financial statements.

Between the first half of 2018 and the first half of 2019, the increase in the Group's property, plant and equipment and intangible investments is mainly due to the increase in expenses relating to telecommunications licenses, and to a lesser extent, to the increase in investments in property, plant and equipment and intangible assets, excluding telecommunications licenses.

Financial investments (see Section 1.6.4 Financial glossary) are described in Section 1.4.1 Liquidity and cash flows of telecoms activities.

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1.2.5.1     Economic CAPEX

In the first half of 2019, the Orange group's economic CAPEX amounted to 3,509 million euros (including 3,493 million euros in telecoms business and 16 million euros in Orange Bank business). The ratio of economic CAPEX to revenue of telecoms activities was 17.0% in the first half of 2019, up 0.9 points on a comparable basis with the first half of 2018.

Between the first half of 2018 and the first half of 2019, the Group's economic CAPEX included (i) the positive impact of exchange rate fluctuations, amounting to 9 million euros, (ii) the positive impact of changes in the consolidated scope and other changes, amounting to 7 million euros, and (iii) the negative impact of the application of IFRS 16 and changes in operational performance indicators amounting to 58 million euros (see Section 1.5.1 Data on a comparable basis).

On a comparable basis, the increase of 5.5% or 182 million euros in Group CAPEX between the first half of 2018 and the first half of 2019 was mainly due to:

•the increase in investments in very high speed fixed broadband networks (fiber, see Section 1.1.3 Significant events), mainly in France, and secondarily, in Africa & Middle East. Between the two periods, the Group's investments benefited from external financing (joint financing received from other carriers, subsidies), mainly in France, Spain and Poland. At 30 June 2019, 35.5 million households had connectivity to very high-speed broadband (an increase of 21.3% year-on-year), including 13.5 million in France, 14.4 million in Spain, 3.8 million in Poland, and 2.3 million in Romania (following the mutual network sharing agreement with Telekom Romania); and

•to a lesser extent, the increase in investments in IT and customer service platforms, primarily in Spain (as part of the digital transformation of information systems), Poland, and France (to improve the efficiency of network deployments and the customer experience);

•partly offset (i) by the decline in net investments in network real estate, stores and other items, mainly due to the increase in real estate disposals carried out as part of the optimization of real estate assets, particularly for shared services and in Poland, and (ii) the decrease in investments in leased terminals, Livebox and equipment installed in customers' homes, mainly in France (cost optimization and increased recycling of equipment) and Spain (due to the decline in commercial activity).

1.2.5.2     Telecommunications licenses

In the first half of 2019, telecommunications licenses amounted to 510 million euros, mainly in Spain (297 million euros) and the acquisition or renewal of technologically neutral 2G/3G/4G licenses in Burkina Faso (119 million euros) and Guinea (82 million euros).

In the first half of 2018, telecommunications licenses amounted to 31 million euros on a historical basis, and mainly concerned the Congo (DRC) for 21 million euros.

In addition, telecommunications licenses may give rise, under certain circumstances, to annual fees recognized under operating taxes and levies in the consolidated income statement.

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1.3      Analysis by operating segment

Change in operational performance indicators in 2019

The Group applies IFRS 16 "Leases" as from January 1, 2019 using the simplified retrospective method, without restatement of historical comparative periods (see Note 2.3 to the consolidated annual financial statements). Consequently, the data from the first half of 2019 and the first half of 2018 on a comparable basis are presented in accordance with IFRS 16, and the data for the first half of 2018 on a historical basis are presented in accordance with IAS 17. Moreover, these changes in accounting standards led the Group to adapt its key operational performance indicators and define new ones (see Section 1.5 Financial indicators not defined by IFRS and Accounting Principles in Note 1 to the consolidated financial statements.

Operating data by segment

The table below shows the main operating data (financial data and workforce) for the Orange group under each operating segment in the first halves of 2019, 2018 on a comparable basis and 2018 on a historical basis.

For more details on segment information, see Note 1 to the consolidated annual financial statements.

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Half-years ended June 30	France	Spain	Europe	Africa & Middle-East
(in millions of euros)

June 30, 2019
Revenue	8,874	2,624	2,789	2,737
EBITDAaL	3,281	787	708	868
Operating income	1,649	254	170	435
eCAPEX	1,862	529	407	418
Telecommunications licenses	-	297	-	213
Average number of employees	54,133	6,884	21,072	14,912

June 30, 2018 - Data on a comparable basis (1)
Revenue	8,957	2,639	2,754	2,593
EBITDAaL	3,295	771	721	785
eCAPEX	1,668	573	374	400
Telecommunications licenses	-	3	7	22
Average number of employees	56,564	6,626	22,121	15,013

June 30, 2018 - Data on a historical basis
Revenue	8,952	2,634	2,775	2,524
Adjusted EBITDA	3,266	783	737	794
Reported EBITDA	3,237	744	734	784
Operating income	1,664	206	152	298
CAPEX	1,669	578	389	408
Telecommunications licenses	(1)	3	7	22
Average number of employees	56,564	6,596	22,156	15,013

(1) See Section 1.5.1 Data on a comparable basis.

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Enterprise	International Carriers & Shared Services	Telecoms activities eliminations	Telecoms activities total	Orange Bank	Group eliminations	Group total

3,770	747	(966)	20,575	-	(2)	20,573
565	(174)	-	6,035	(78)	1	5,958
360	(393)	-	2,475	(88)	1	2,388
197	80	-	3,493	16	-	3,509
-	-	-	510	-	-	510
25,420	12,549	-	134,970	834	-	135,804

3,747	783	(938)	20,535	-	(2)	20,533
562	(165)	-	5,969	(60)	-	5,909
177	114	-	3,306	21	-	3,327
-	-	-	32	-	-	32
24,307	12,617	-	137,248	751	-	137,999

3,530	759	(910)	20,264	-	(2)	20,262
579	(116)	-	6,043	(60)	1	5,984
569	(143)	-	5,925	(60)	1	5,866
383	(286)	-	2,417	(68)	1	2,350
168	137	-	3,349	20	-	3,369
-	-	-	31	-	-	31
21,477	12,591	-	134,397	752	-	135,149
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1.3.1      France

France	2019	2018	2018	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenue	8,874	8,957	8,952	(0.9)%	(0.9)%
EBITDAaL	3,281	3,295	na	(0.4)%	na
EBITDAaL/Revenue	37.0%	36.8%	na
Operating income	1,649		1,664		(0.9)%
eCAPEX	1,862	1,668	na	11.6%	na
eCAPEX/Revenue	21.0%	18.6%	na
Telecommunications licenses (2)	-	-	(1)	na	na
Average number of employees	54,133	56,564	56,564	(4.3)%	(4.3)%
Historical indicators (up to December 31, 2018)
Adjusted EBITDA	na	na	3,266	na	na
Adjusted EBITDA/Revenue	na	na	36.5%	na	na
Reported EBITDA	na	na	3,237	na	na
CAPEX	na	na	1,669	na	na
CAPEX/Revenue	na	na	18.6%	na	na

(1) See Section 1.5.1 Data on a comparable basis

(2) See Section 1.2.5.2 Telecommunications licenses.

1.3.1.1     Revenue - France

France	2019	2018	2018	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenue	8,874	8,957	8,952	(0.9)%	(0.9)%
Retail services (2)	5,375	5,488	5,484	(2.1)%	(2.0)%
Convergent services	2,153	2,085	2,196	3.3%	(2.0)%
Mobile only services	1,168	1,222	1,183	(4.4)%	(1.2)%
Fixed only services	2,054	2,181	2,105	(5.8)%	(2.4)%
Carrier services	2,672	2,616	2,615	2.1%	2.2%
Equipment sales	578	611	611	(5.4)%	(5.4)%
Other revenue	249	242	242	3.1%	3.1%

(1) See Section 1.5.1 Data on a comparable basis.

(2) See section 1.6.4 Financial glossary.

On a historical basis, the 0.9% decrease in revenue in France between the first half of 2018 and the first half of 2019 includes (i) the favorable impact of changes in the scope of consolidation and other changes amounting to 5 million euros, and (ii) organic change on a comparable basis representing an 83 million euro decrease in revenue.

On a comparable basis, the 83 million euro decrease in revenue in France between the first half of 2018 and the first half of 2019 was mainly attributable to (i) the unfavorable effect of the end of the promotional period for digital reading offers for 71 million euros, (ii) the shrinking trend of fixed only narrowband services (conventional telephony) and (iii) to a lesser extent, shrinking equipment sales, (iv) partially offset by the growth in Carrier services, driven by the development of fiber optic offers, in particular as part of the deployment and operation of Public Initiative Networks (PIN).

Revenue from Fixed only services fell by 127 million euros between the two periods, due to the downward trend in conventional telephony (down by 13.6% or 113 million euros) and customer migration to convergent offers. Revenue from fixed only broadband was down 1.0% year-on-year, (i) driven by a 2.3% decline in half-year fixed only broadband ARPO (see Section 1.6.4 Financial glossary) year-on-year, largely linked to the ending of the promotional period for digital reading offers and the penetration of the new "Boîte Sosh", (ii) in spite of a fixed only broadband customer base that was up by 0.9%.

Revenue from Mobile only services also declined (down by 54 million euros year-on-year) due mainly to the (i) 4.6% decline in the mobile only customer base, linked to the migration from contract offers to convergent offers, as well as the structural decline in the customer base for prepaid offers, (ii) accompanied by the 0.2% decline in half-year mobile only ARPO (see Section 1.6.4 Financial glossary), impacted by digital offers.

The 33 million euro decline in revenue from Equipment sales between the two periods was due in particular to the decrease in the number of devices sold, in a strongly declining market the first half of 2019.

This decline is partially offset:

•by the 68 million euro increase in revenue from Convergent services between the two periods, mainly driven by the 3.1% year-on-year increase in the convergent customer base, boosted by the success of the Open offers. This growth in volume was offset by a slight decline in value. In this respect, half-year convergent ARPO (see Section 1.6.4 Financial glossary) decreased by 0.1% between June 30, 2018 and June 30, 2019, to reach 66.9 million euros per month and per offer over the first half of 2019, mainly attributable to the unfavorable effect of ending the promotional period for digital reading offers In addition, the number of mobile telephones in households continued to grow, with 9.5 million convergent mobile customers at 30 June 2019 (up 5.4% year-on-year), or 1.65 mobile accesses per convergent customer; and

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•by the 56 million euro growth in revenue of Carrier services between the two periods was mainly linked to:

- the growth in fixed services to other carriers, primarily on account of the growth in revenue from the construction, operation, and sales of fiber optic networks,

- in spite of the decline in revenue linked to wholesale ADSL access, caused by (i) lower unbundling rates and (ii) accelerated migration of customers to very high-speed broadband networks. The number of copper telephone lines sold to other operators totaled 12.6 million at June 30, 2019, a decline of 6.5% year-on- year.

1.3.1.2     EBITDAaL - France

In the first half of 2019, EBITDAaL in France totaled 3,281 million euros.

Between the first half of 2018 and the first half of 2019, EBITDAaL in France includes (i) the positive effect of changes in the scope of consolidation and other changes for 31 million euros, and (ii) the negative impact of the effect of IFRS 16 and a change in indicators for an amount of 2 million euros.

On a comparable basis, the 14 million euro decrease in EBITDAaL in France between the first half of 2018 and the first half of 2019 can essentially be attributed to:

•the drop in revenue (mainly the negative effect of the end of the promotional period for digital reading offers), and the increase in other external purchases, in particular purchases for resale linked to the operation of Public Initiative Networks;

•partly offset by (i) the shrinking of labor expenses, resulting mainly from the decrease in the average number of employees (full-time equivalents), and (ii) the fall in taxes and operating duties.

1.3.1.3     Operating income - France

On a historical basis, the 15 million euro decrease in operating income in France between the first half of 2018 and the first half of 2019 was mainly due:

•(i) by the 18 million euro cost increase of restructuring programs, (ii) by the 9 million euro increase in depreciation and amortization of fixed assets, and (iii) by the 8 million euro increase in specific labor expenses relating to the French "Part-Time for Seniors" (TPS) scheme (pursuant to agreements on the employment of seniors in France);and

•to the 14 million euro decrease in EBITDAaL in data on a comparable basis, which was more than offset by the favorable impact on EBITDAaL of changes in the scope of consolidation and other changes (31 million euros).

1.3.1.4     Economic CAPEX - France

In the first half of 2019, Economic CAPEX in France totaled 1,862 million euros.

Between the first half of 2018 and the first half of 2019, Economic CAPEX in France include the negative effect of changes in the scope of consolidation and other changes for 1 million euros.

On a comparable basis, the 194 million euro increase in economic CAPEX in France between the first half of 2018 and the first half of 2019 is explained by the increased investments in very high-speed broadband networks (fiber optics, see Section 1.1.3 Significant events). France thus had 13.5 million connectable households at June 30, 2019, up 30.9% year-on-year. 4G offers had 15.5 million customers at June 30, 2019, up by 8.8% year-on-year.

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1.3.1.5     Additional information - France

France			2019	2018	2018	% change	% change
(at June 30, in thousands, at the end of the period)				data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Convergent services
Number of convergent customers			5,734	5,564	6,097	3.1%	(5.9)%
Convergent ARPO (half-year, in euros) (3)			66.9	67.0	64.3	(0.1)%	4.1%
Mobile services
Number of mobile services customers (2)			21,697	21,803	21,803	(0.5)%	(0.5)%
o/w:	Customers with convergent offers		9,468	8,979	9,517	5.4%	(0.5)%
	Customers with mobile only offers		12,228	12,823	12,286	(4.6)%	(0.5)%
o/w:	Contract customers		19,308	19,040	19,040	1.4%	1.4%
	Prepaid customers		2,389	2,762	2,762	(13.5)%	(13.5)%
Mobile only ARPO (half-year, in euros) (3)			16.9	17.0	17.2	(0.2)%	(1.3)%
Fixed-line services
Number of fixed broadband service customers			11,543	11,321	11,321	2.0%	2.0%
o/w:	Customers with very high-speed broadband access (VHSB)		2,920	2,249	2,249	29.8%	29.8%
o/w:	Customers with convergent offers		5,734	5,564	6,097	3.1%	(5.9)%
	Customers with fixed only offers		5,809	5,757	5,224	0.9%	11.2%
Fixed only broadband ARPO (half-year, in euros) (3)			36.5	37.4	38.8	(2.3)%	(6.1)%
Number of fixed telephone lines			27,908	29,101	29,101	(4.1)%	(4.1)%
o/w:	Retail (4)		15,298	15,609	15,609	(2.0)%	(2.0)%
	o/w:	Conventional fixed telephone lines (PSTN)	5,097	5,931	5,931	(14.1)%	(14.1)%
	Operator		12,575	13,454	13,454	(6.5)%	(6.5)%

(1) See Section 1.5.1 Data on a comparable basis.

(2) Excluding customers of Mobile Virtual Network Operators (MVNOs).

(3) See section 1.6.4 Financial glossary.

(4) This figure includes (i) standard analog lines (excluding fully unbundled lines) and Numeris (ISDN) channels, each Numeris channel being recognized as a line, (ii) lines without narrowband (naked ADSL) telephone contracts sold directly by Orange to its retail customers, (iii) fiber optic (FTTH), and (iv) fixed 4G and other accesses.

1.3.2      Spain

Spain	2019	2018	2018	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenue	2,624	2,639	2,634	(0.6)%	(0.4)%
EBITDAaL	787	771	na	2.0%	na
EBITDAaL/Revenue	30.0%	29.2%	na
Operating income	254		206		23.4%
eCAPEX	529	573	na	(7.8)%	na
eCAPEX/Revenue	20.2%	21.7%	na
Telecommunications licenses (2)	297	3	3	ns	ns
Average number of employees	6,884	6,626	6,596	3.9%	4.4%
Historical indicators (up to December 31, 2018)
Adjusted EBITDA	na	na	783	na	na
Adjusted EBITDA/Revenue	na	na	29.7%	na	na
Reported EBITDA	na	na	744	na	na
CAPEX	na	na	578	na	na
CAPEX/Revenue	na	na	21.9%	na	na

(1) See Section 1.5.1 Data on a comparable basis.

(2) See Section 1.2.5.2 Telecommunications licenses.

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1.3.2.1     Revenue - Spain

Spain	2019	2018	2018	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenue	2,624	2,639	2,634	(0.6)%	(0.4)%
Retail services	1,890	1,920	1,919	(1.7)%	(1.6)%
Convergent services	1,049	1,062	1,065	(1.3)%	(1.5)%
Mobile only services	584	613	609	(4.7)%	(4.1)%
Fixed only services	254	245	245	3.3%	3.3%
Carrier services	418	367	371	13.6%	12.7%
Equipment sales	316	352	344	(9.7)%	(7.8)%

(1) See Section 1.5.1 Data on a comparable basis.

On a historical basis, the 10 million euro decrease in revenue in Spain between the first half of 2018 and the first half of 2019 resulted from (i) the favorable impact of changes in the scope of consolidation and other changes amounting to 5 million euros, and (ii) organic change on a comparable basis representing a 15 million euro decrease in revenue.

On a comparable basis, the 15 million euro decrease in revenue from Spain between the first half of 2018 and the first half of 2019 is mainly explained by (i) the decrease in Equipment sales, Mobile only sales, and to a lesser extent the shrinking of Convergent services (ii) partially offset by the strong growth in Carrier services.

Equipment sales declined by 36 million euros between the two periods, due to the decrease in sales of mobile equipment. Revenue from Mobile only services declined by 29 million euros between the two periods. The mobile only ARPO declined by 2.5% at June 30, 2019, whereas the mobile only customer base increased by 1.1 % over one year. The 13 million euro decrease in revenue from Convergent services between the two periods results mainly from the very difficult competitive environment and the simultaneous shrinking of the corresponding customer base, which reached 3.1 million customers at June 30, 2019, for a 2.3% year-on-year decrease. Half-year convergent ARPO rose slightly by 0.4% year-on-year. Convergent offers now represent 84.4% of the retail fixed broadband customer base at June 30, 2019.

This decline is partly offset by the 51 million euro growth in revenue of Carrier services between the two periods, driven by international traffic and the growth in very high-speed broadband from other carriers.

1.3.2.2     EBITDAaL - Spain

In the first half of 2019, EBITDAaL in Spain totaled 787 million euros.

Between the first half of 2018 and the first half of 2019, EBITDAaL in Spain includes (i) the negative impacts of the effect of IFRS 16 and a change in indicators for 14 million euros, and (iii) the positive effect of changes in the scope of consolidation and other changes for 2 million euros.

On a comparable basis, the 16 million euro increase in EBITDAaL in Spain between the first half of 2018 and the first half of 2019 mainly resulted from (i) the decrease in commercial expenses and the increase in other operating income, (ii) partially offset by the decrease in revenue and the increase in the cost of content, primarily due to rights relating to soccer

1.3.2.3     Operating income - Spain

On a historical basis, the 48 million euro growth in operating income in Spain between the first half of 2018 and the first half of 2019 was largely attributable to (i) the counter-effect of the recognition, in the first half year of 2018, of a 31 million euro expense related to significant litigations, and (ii) the 16 million euro growth in EBITDAaL in data on a comparable basis, as well as the positive effect on EBITDAaL of changes in scope and other changes (2 million euros).

1.3.2.4     Economic CAPEX - Spain

In the first half of 2019, Economic CAPEX in Spain totaled 529 million euros.

Between the first half of 2018 and the first half of 2019, Economic CAPEX in Spain includes (i) the negative effect of the impacts of IFRS 16 and changes in indicators for 4 million euros, (ii) the unfavorable impact of changes in the scope of consolidation and other changes of 1 million euros, and (iii) the negative impact of foreign exchange fluctuations for 1 million euros.

On a comparable basis,, the 44 million euro decrease in Economic CAPEX in Spain between the first half of 2018 and the first half of 2019 results mainly from (i) lower investments in very high-speed broadband (fiber optic) networks, and (ii) a drop in investments related to leased handsets, Livebox and other equipment installed at customer premises, linked to the decrease in commercial activity.

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1.3.2.5 Additional information - Spain

Spain		2019	2018	2018	% change	% change
(at June 30, in thousands, at the end of the period)			data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Convergent services
Number of convergent customers		3,062	3,133	3,133	(2.3)%	(2.3)%
Convergent ARPO (half-year, in euros) (3)		57.8	57.6	57.6	0.4%	0.4%
Mobile services
Number of mobile services customers (2)		16,386	16,280	16,044	0.6%	2.1%
o/w:	Customers with convergent offers	5,857	5,862	5,862	(0.1)%	(0.1)%
	Customers with mobile only offers	10,529	10,418	10,182	1.1%	3.4%
o/w:	Contract customers	13,635	13,438	13,285	1.5%	2.6%
	Prepaid customers	2,751	2,843	2,760	(3.2)%	(0.3)%
Mobile only ARPO (half-year, in euros) (3)		12.1	12.4	12.4	(2.5)%	(2.5)%
Fixed-line services
Number of fixed broadband service customers		4,106	4,123	4,123	(0.4)%	(0.4)%
o/w:	Customers with very high-speed broadband access (VHSB)	3,068	2,563	2,563	19.7%	19.7%
o/w:	Customers with convergent offers	3,062	3,133	3,133	(2.3)%	(2.3)%
	Customers with fixed only offers	1,044	990	990	5.4%	5.4%
Fixed only broadband ARPO (half-year, in euros) (3)		31.2	31.6	31.6	(1.4)%	(1.4)%

(1) See Section 1.5.1 Data on a comparable basis.

(2) Excluding customers of Mobile Virtual Network Operators (MVNOs).

(3) See section 1.6.4 Financial glossary.

1.3.3      Europe

Europe	2019	2018	2018	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenue	2,789	2,754	2,775	1.3%	0.5%
EBITDAaL	708	721	na	(1.8)%	na
EBITDAaL/Revenue	25.4%	26.2%	na
Operating income	170		152		12.2%
eCAPEX	407	374	na	9.0%	na
eCAPEX/Revenue	14.6%	13.6%	na
Telecommunications licenses (2)	-	7	7	(98.5)%	(98.6)%
Average number of employees	21,072	22,121	22,156	(4.7)%	(4.9)%
Historical indicators (up to December 31, 2018)
Adjusted EBITDA	na	na	737	na	na
Adjusted EBITDA/Revenue	na	na	26.6%	na	na
Reported EBITDA	na	na	734	na	na
CAPEX	na	na	389	na	na
CAPEX/Revenue	na	na	14.0%	na	na

(1) See Section 1.5.1 Data on a comparable basis.

(2) See Section 1.2.5.2 Telecommunications licenses.

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1.3.3.1     Revenue - Europe

Europe	2019	2018	2018	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenue	2,789	2,754	2,775	1.3%	0.5%
Retail services	1,768	1,716	1,729	3.0%	2.3%
Convergent services	293	211	213	39.0%	37.4%
Mobile only services	1,065	1,087	1,092	(2.0)%	(2.4)%
Fixed only services	326	352	357	(7.3)%	(8.5)%
IT & integration services	84	66	67	26.7%	24.8%
Carrier services	530	570	574	(6.9)%	(7.7)%
Equipment sales	401	395	398	1.4%	0.8%
Other revenue	90	73	74	23.5%	20.9%

(1) See Section 1.5.1 Data on a comparable basis.

On a historical basis, the 14 million euro increase in revenue in Europe between the first half of 2018 and the first half of 2019 includes (i) the unfavorable impact of changes in the scope of consolidation and other changes for 20 million euros and, to a lesser extent, the negative impact of foreign exchange fluctuations for 1 million euros, (ii) more than offset by organic change on a comparable basis, i.e. an increase of 35 million euros in revenue.

On a comparable basis, the 35 million euro increase in revenue in Europe between the two periods is mainly explained by the following:

•the growth of Convergent services, in particular in Poland, Belgium and Romania, and to a lesser extent, the increase in IT & integration services and by the increase in Other revenue in Poland;

•partially offset by the decrease in Carrier services, mainly in Belgium and Romania, and by the decrease in Mobile only services and Fixed only services.

The 82 million euro increase in revenue of Convergent services in Europe between the two periods is mainly driven by the 23.8% increase in the customer base, resulting mainly from the migration of customers to convergent offers in nearly all countries. This growth in volume was accompanied by growth in the ARPO. In this respect, 6-month convergent ARPO (see Section 1.6.4 Financial glossary) increased in Belgium and Romania between June 30, 2018 and 30 June 2019. Convergent customers now represent 53.4% of the retail fixed broadband customer base at June 30, 2019. The number of convergent mobile customers increased by 25.2% year-on-year. This migration of customers toward convergent offers consequently led to (i) a decrease of 26 million euros in revenue of Fixed only services, also linked to the downward trend in conventional telephony, in particular in Poland, accompanied by the corresponding decrease in the fixed only narrowband customer base, and (ii) the 22 million euro decline in revenue from Mobile only services.

To a lesser extent, revenue from IT & integration services and from Other revenue grew between the two periods, driven to a large extent by Poland, on the Enterprise market and on that of energy offers.

This growth is partially offset by the 40 million euro decline in revenue of Carrier services between the two periods, in particular due to the decrease in the revenue of mobile services to other carriers in nearly all countries. This decrease results mainly from (i) the decrease in Mobile Virtual Network Operators (MVNO) in Belgium, and (ii) the reduction in call rates and the end of national roaming contracts with Telekom in Romania.

1.3.3.2     EBITDAaL - Europe

In the first half of 2019, EBITDAaL in Europe reached 708 million euros.

Between the first half of 2018 and the first half of 2019, EBITDAaL in Europe includes (i) the unfavorable impact of foreign exchange losses of 5 million euros, (ii) the negative impact of the effect of IFRS 16 and a change in indicator for 12 million euros, and (iii) the positive effect of changes in the scope of consolidation and other changes for 1 million euros.

On a comparable basis, the 13 million euro decrease in EBITAaL in Europe between the first half of 2018 and the first half of 2019 is mainly explained by the following:

•by the increase in other external purchases, mainly in Poland (in line with the development of integration services and information technology, and the growth of energy sales), and by the increase in other operating expenses;

•partially offset by the increase in revenue, and the decline in interconnection costs.

1.3.3.3     Operating income - Europe

On a historical basis, the 18 million euro increase in operating income in Europe between the first half of 2018 and the first half of 2019 was mainly due to

(i) the decrease in the depreciation and amortization of fixed assets in Poland, (ii) partially offset by the decrease in EBITDAaL in data on a comparable basis, as well as the negative effect on EBITDAaL of foreign exchange fluctuations (5 million euros).

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1.3.3.4     Economic CAPEX - Europe

In the first half of 2019, Economic CAPEX in Europe totaled 407 million euros.

Between the first half of 2018 and the first half of 2019, Economic CAPEX in Europe included (i) the negative effect of the impacts of IFRS 16 and changes in indicators for 9 million euros, (ii) the negative impact of foreign exchange changes of 3 million euros, and (iii) the unfavorable impact of changes in the scope of consolidation for an amount of 3 million euros.

On a comparable basis, the 33 million euro increase in Economic CAPEX in Europe between the first half of 2018 and the first half of 2019 resulted in particular from ongoing investments in mobile and fixed high-speed broadband networks, especially in Poland and, to a lesser extent, in Belgium and Slovakia.

There were 15.9 million 4G customers at June 30, 2019, an increase of 18.5% year-on-year

1.3.3.5     Additional information - Europe

Europe		2019	2018	2018	% change	% change
(at June 30, in thousands, at the end of the period)			data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Convergent services
Number of convergent customers		1,792	1,447	1,447	23.8%	23.8%
Mobile services
Number of mobile services customers (2)		33,955	33,120	33,120	2.5%	2.5%
o/w:	Customers with convergent offers	3,329	2,660	2,660	25.2%	25.2%
	Customers with mobile only offers	30,625	30,460	30,460	0.5%	0.5%
o/w:	Contract customers	22,562	21,718	21,718	3.9%	3.9%
	Prepaid customers	11,393	11,402	11,402	(0.1)%	(0.1)%
Fixed-line services
Number of fixed broadband service customers		3,355	3,103	3,103	8.1%	8.1%
o/w:	Customers with very high-speed broadband access (VHSB)	914	623	623	46.7%	46.7%
o/w:	Customers with convergent offers	1,792	1,447	1,447	23.8%	23.8%
	Customers with fixed only offers	1,563	1,656	1,656	(5.6)%	(5.6)%
Number of fixed telephone lines		3,848	4,151	4,151	(7.3)%	(7.3)%

(1) See Section 1.5.1 Data on a comparable basis.

(2) Excluding customers of Mobile Virtual Network Operators (MVNOs).

1.3.4      Africa & Middle-East

Africa & Middle-East	2019	2018	2018	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenue	2,737	2,593	2,524	5.6%	8.4%
EBITDAaL	868	785	na	10.5%	na
EBITDAaL / Revenue	31.7%	30.3%	na
Operating income	435		298		46.3%
eCAPEX	418	400	na	4.4%	na
eCAPEX/Revenue	15.3%	15.4%	na
Telecommunications licenses (2)	213	22	22	ns	ns
Average number of employees	14,912	15,013	15,013	(0.7)%	(0.7)%
Historical indicators (up to December 31, 2018)
Adjusted EBITDA	na	na	794	na	na
Adjusted EBITDA/Revenue	na	na	31.4%	na	na
Reported EBITDA	na	na	784	na	na
CAPEX	na	na	408	na	na
CAPEX/Revenue	na	na	16.1%	na	na

(1) See Section 1.5.1 Data on a comparable basis.

(2) See Section 1.2.5.2 Telecommunication licenses.

Africa & Middle East continue to suffer political or economic instability and sometimes tax or regulatory pressures that could affect the business and results of Group subsidiaries and holdings, and may continue to affect them in the future. In some cases, these situations may lead the Group to recognize impairments on its assets (see Note 5 to the consolidated annual financial statements). For further information on the risk factors, see Section 2.1 Risk factors of the 2018 Registration Document.

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1.3.4.1     Revenue - Africa & Middle East

Africa & Middle-East	2019	2018	2018	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenue	2,737	2,593	2,524	5.6%	8.4%
Retail services	2,288	2,122	2,068	7.8%	10.7%
Mobile only services	2,042	1,901	1,858	7.4%	9.9%
Fixed only services	240	215	204	11.6%	17.6%
IT & integration services	6	6	6	(0.3)%	0.4%
Carrier services	391	416	403	(6.1)%	(3.1)%
Equipment sales	45	42	40	9.1%	13.3%
Other revenue	13	13	13	(5.3)%	(2.8)%

(1) See Section 1.5.1 Data on a comparable basis.

On a historical basis, the 213 million euro revenue increase in Africa & Middle-East between the first half of 2018 and the first half of 2019 is explained by (i) the positive impact of foreign exchange fluctuations of 69 million euros and (ii) the organic change on a comparable basis, representing a 144 million euro increase in revenue.

On a comparable basis, the 144 million euro revenue increase in Africa & Middle-East between the first half of 2018 and the first half of 2019 is mainly explained by growth in the business (i) of the Sonatel sub-group (primarily driven by Guinea, Senegal and Mali), (ii) Egypt, (iii) the Côte d'Ivoire sub-group (primarily driven by Burkina Faso and the return to growth of Côte d'Ivoire) and (iv) Congo (DRC).

The revenue growth is mainly driven by the 141 million euro increase in Mobile only services revenue, mainly related (i) to the 4.5% year-on-year increase in the mobile only customer base, and (ii) the momentum of data services, which posted a 23.3% year-on-year increase, and from Orange Money, which recorded a 27.7% year-on-year increase.

To a lesser extent, revenue from Fixed only services increased by 25 million euros between the two periods, due to the development of broadband offers, whose subscriber base reached 1.1 million customers at June 30, 2019 (a 23.4% year-on-year increase), while Carrier services declined by 25 million euros between the two periods, principally reflecting the decline in incoming international traffic.

1.3.4.2     EBITDAaL - Africa & Middle-East

In the first half of 2019, EBITDAaL in Africa & Middle East totaled 868 million euros.

Between the first half of 2018 and the first half of 2019, EBITDAaL in Africa & Middle East included (i) the negative impact of the effect of IFRS 16 and a change in the indicators for 29 million euros, and (iii) the positive impact of foreign exchange fluctuations of 20 million euros.

On a comparable basis, the 83 million euro increase in EBITDAaL in Africa & Middle East between the first half of 2018 and the first half of 2019 is primarily explained by:

•by the growth in revenues, and to a lesser extent, the drop in service fees and inter-operator costs (mainly linked to the lower volumes of incoming international traffic);

•partially offset by (i) the increase in operating taxes and levies, mainly in line with the growth in activity) , (ii) the growth in other network expenses and IT expenses (due to continued deployments in all countries), and (iii) by the increase in labor expenses.

1.3.4.3     Operating income - Africa & Middle-East

On a historical basis, the 137 million euro increase in operating income in Africa & Middle-East countries between the first half of 2018 and the first half of 2019 primarily resulted from:

•(i) the counter-effect of the recognition, in the first half of 2018, of a 56 million euro impairment of goodwill on Jordan, which mainly reflected the effects of an uncertain political and economic climate and strong competitive pressure on the fixed and mobile data markets (see Note 1 to the consolidated annual financial statements), and (ii) by the increase in depreciation and amortization of fixed assets (mainly in line with the deployment of mobile networks and the amortization of new 4G licenses) and

•the 83 million euro increase in EBITDAaL on a comparable basis, as well as the positive effect on EBITDAaL of foreign exchange fluctuations (20 million euros).

1.3.4.4     Economic CAPEX - Africa and Middle-East

In the first half of 2019, economic CAPEX in Africa & Middle-East totaled 418 million euros.

Between the first half of 2018 and the first half of 2019, economic CAPEX in Africa & Middle East included (i) the negative impact of the effects of IFRS 16 and a change in the indicators for 18 million euros, and (ii) the positive impact of foreign exchange fluctuations of 10 million euros.

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On a comparable basis, the 18 million euro increase in economic CAPEX for Africa & Middle-East between the first half of 2018 and the first half of 2019 was mainly attributable to increased investments in very high-speed mobile and fixed broadband networks (4G and fiber optics). There were 19.9 million 4G customers at June 30, 2019, an increase of 54.4% year-on-year.

1.3.4.5     Additional information - Africa & Middle East

Africa & Middle-East	2019	2018	2018	% change	% change
(at June 30, in thousands, at the end of the period)	data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Mobile services
Number of mobile services customers (2)	122,603	117,358	117,358	4.5%	4.5%
o/w:	Contract customers	5,052	12,562	12,562	(59.8)%	(59.8)%
Prepaid customers	117,551	104,796	104,796	12.2%	12.2%
Fixed-line services
Number of fixed broadband service customers	1,096	888	888	23.4%	23.4%
Number of fixed telephone lines	867	958	958	(9.5)%	(9.5)%

(1) See Section 1.5.1 Data on a comparable basis.

(2) Excluding customers of Mobile Virtual Network Operators (MVNOs).

1.3.5      Enterprise

Enterprise	2019	2018	2018	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenue	3,770	3,747	3,530	0.6%	6.8%
EBITDAaL	565	562	na	0.6%	na
EBITDAaL / Revenue	15.0%	15.0%	na
Operating income	360		383		(5.9)%
eCAPEX	197	177	na	11.7%	na
eCAPEX/Revenue	5.2%	4.7%	na
Average number of employees	25,420	24,307	21,477	4.6%	18.4%
Historical indicators (up to December 31, 2018)
Adjusted EBITDA	na	na	579	na	na
Adjusted EBITDA/Revenue	na	na	16.4%	na	na
Reported EBITDA	na	na	569	na	na
CAPEX	na	na	168	na	na
CAPEX/Revenue	na	na	4.8%	na	na

(1) See Section 1.5.1 Data on a comparable basis.

1.3.5.1     Revenue - Enterprise

Enterprise	2019	2018	2018	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenue	3,770	3,747	3,530	0.6%	6.8%
Fixed only services	1,978	2,016	1,996	(1.9)%	(0.9)%
Voice services (2)	649	696	698	(6.8)%	(7.0)%
Data services (3)	1,329	1,320	1,298	0.7%	2.4%
IT & integration services	1,318	1,247	1,049	5.7%	25.6%
Services and mobile equipment (4)	474	484	485	(2.1)%	(2.1)%
Mobile only services	367	365	366	0.5%	0.6%
Carrier services	18	17	17	1.7%	1.7%
Equipment sales	89	102	102	(12.1)%	(12.1)%

(1) See Section 1.5.1 Data on a comparable basis.

(2) Voice services include (i) legacy voice offerings (PSTN access), (ii) Voice over Internet Protocol (VoIP) products, (iii) audio conference services, and (iv) incoming traffic for call centers.

(3) Data services include (i) legacy data solutions still offered by Orange Business Services (Frame Relay, Transrel, leased lines, narrowband), (ii) services having reached a certain maturity such as IP-VPN, and broadband infrastructure products such as satellite or fiber optic access, (iii) satellite TV broadcast services and (iv) Business Everywhere roaming offers.

(4) Services and mobile equipment include (i) mobile only services, carrier services, corresponding to incoming enterprise mobile traffic invoiced to other carriers, and (ii) mobile equipment sales invoiced to enterprises.

On a historical basis, the 241 million euro increase in Enterprise revenue between the first half of 2018 and the first half of 2019 resulted from (i) the positive impact of changes in the scope of consolidation and other changes for 175 million euros, mainly the result of the Business & Decision, Basefarm and SecureData integration, (ii) the positive effect of foreign exchange fluctuations for 42 million euros, mainly due to changes in the US dollar against the euro, and (iii) the organic change on a comparable basis, namely a 23 million euro revenue increase.

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On a comparable basis, the 23 million euro increase in Enterprise revenue between the first half of 2018 and the first half of 2019 was mainly attributable to (i) the 71 million euro increase in IT and Integration services revenue and the 9 million euro increase in Data services revenue, (ii) partially offset by the 47 million euro decline in Voice services revenue.

The 71 million euro increase in IT and Integration services revenue between the two periods is due in large part to the growth in cloud (a 10.7% increase year-on-year) and security services (21.7% growth year-on-year), as well as the signing of new contracts. To a lesser extent, the 9 million euro growth in Data services revenue between the two periods is mainly due to the 19 million euro growth in new services (mainly IPVPN) offsetting the 7 million euro decline in satellite broadcasting services revenue and the natural decline in conventional services.

This change is partially offset by (i) the 47 million euro drop in Voice services revenue between the two periods, reflecting the downward trend in voice services, particularly in conventional fixed telephony (down 9.9% year-on-year), despite the 2.6% growth in telephony using IP and (ii) the 10 million euro decline in Services and mobile equipment revenue, due largely to the drop in mobile equipment sales.

1.3.5.2     EBITDAaL - Enterprise

In the first half of 2019, Enterprise EBITDAaL amounted to 565 million euros.

Between the first half of 2018 and the first half of 2019, Enterprise EBITDAaL includes (i) the negative effect of changes in the scope of consolidation and other changes for 18 million euros, (ii) the positive impact of foreign exchange fluctuations for 16 million euros, and (ii) the negative impact of the effect of IFRS 16 and a change in the indicators for 15 million euros.

On a comparable basis, the 3 million euro increase in Enterprise EBITDAaL between the first half of 2018 and the first half of 2019 essentially reflects:

•the increase in revenues, the drop in other operating income and expenses, and the decline in other external purchases;

•partially offset by (i) the growth in other network expenses and IT expenses, in line with the growth in activity, and (ii) the increase in labor expenses, related in particular to the growth in the average number of employees (FTE), in particular in the integration services and IT business lines.

1.3.5.3     Operating income - Enterprise

On a historical basis, the 23 million euro decrease in Enterprise operating income between the first half of 2018 and the first half of 2019 was due in particular to the rise in depreciation and amortization of fixed assets due to new entities acquired in 2018 (Basefarm, Enovacom and Business & Decision).

1.3.5.4     Economic CAPEX - Enterprise

In the first half of 2019, Enterprise economic CAPEX stood at 197 million euros.

Between the first half of 2018 and the first half of 2019, Enterprise economic CAPEX included (i) the positive effect of changes in the scope of consolidation and other changes for 7 million euros, and (ii) the favorable impact of exchange rate fluctuations, i.e. 2 million euros.

On a comparable basis, the 20 million euro increase in Enterprise economic CAPEX between the first half of 2018 and the first half of 2019 is explained by stronger customer project investment requirements, in line with the growth in activity, and by increased network investments made.

1.3.5.5     Additional information - Enterprise

Enterprise		2019	2018	2018	% change	% change
(at June 30, in thousands, at the end of the period)			data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Mobile services
Number of mobile services customers in France (2)		12,233	10,679	10,679	14.5%	14.5%
Fixed-line services
Number of fixed telephone lines in France (3)		2,299	2,502	2,502	(8.1)%	(8.1)%
Number of IP-VPN accesses worldwide (4)		359	355	355	1.0%	1.0%
o/w:	Number of IP-VPN accesses in France (4)	301	297	297	1.3%	1.3%

(1) See Section 1.5.1 Data on a comparable basis.

(2) Contract customers. Excluding customers of Mobile Virtual Network Operators (MVNOs).

(3) This figure includes standard analog lines (excluding fully unbundled lines) and Numeris (ISDN) channels, each Numeris channel being booked as a line.

(4) Access of customers outside the Orange group, excluding operators market.

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1.3.6      International Carriers & Shared Services

International Carriers & Shared Services	2019	2018	2018	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenue	747	783	759	(4.6)%	(1.6)%
EBITDAaL	(174)	(165)	na	(4.6)%	na
EBITDAaL / Revenue	(23.3)%	(21.3)%	na
Operating income	(393)		(286)		(38.2)%
eCAPEX	80	114	na	(30.5)%	na
eCAPEX/Revenue	10.6%	14.6%	na
Average number of employees	12,549	12,617	12,591	(0.5)%	(0.3)%
Historical indicators (up to December 31, 2018)
Adjusted EBITDA	na	na	(116)	na	na
Adjusted EBITDA/Revenue	na	na	(15.3)%	na	na
Reported EBITDA	na	na	(143)	na	na
CAPEX	na	na	137	na	na
CAPEX/Revenue	na	na	18.1%	na	na

(1) See Section 1.5.1 Data on a comparable basis.

1.3.6.1     Revenue - International Carriers & Shared Services

International Carriers & Shared Services	2019	2018	2018	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Revenue	747	783	759	(4.6)%	(1.6)%
Carrier services	542	598	569	(9.3)%	(4.8)%
Other revenue	205	185	190	10.5%	7.9%

(1) See Section 1.5.1 Data on a comparable basis.

On a historical basis, the 12 million euro decrease in revenue of International Carriers & Shared Services between the first half of 2018 and the first half of 2019 included (i) the positive impact of changes in the scope of consolidation and other changes representing 28 million euros, (ii) the negative impact of foreign exchange fluctuations for 4 million euros, and (iii) the organic change on a comparable basis, namely a 36 million euro decrease in revenue.

On a comparable basis, the 36 million euro decrease in revenue of International Carriers & Shared Services between the first half of 2018 and the first half of 2019 was mainly due to the 56 million euro decline in International Carrier services (with in particular the continued decline in the voice market to Africa and the Maghreb), partly offset by the 20 million euro increase in Other revenue.

1.3.6.2     EBITDAaL - International Carriers & Shared Services

In the first half of 2019, EBITDAaL of International Carriers & Shared Services was a negative 174 million euros.

Between the first half of 2018 and the first half of 2019, the EBITDAaL of International Carriers & Shared Services included (i) the negative impact of changes in the scope of consolidation and other changes representing 2 million euros, (ii) the negative impact of foreign exchange fluctuations for 2 million euros, and (iii) the adverse impact of IFRS 16 and changes in indicators for 45 million euros.

On a comparable basis, the 9 million euro decrease in EBITDAaL for International Carriers & Shared Services between the first half of 2018 and the first half of 2019 is mainly explained by (i) the fall in revenue, the increase in labor expenses, and, to a lesser extent, the growth in other external purchases, (ii) partly offset by the decrease in service fees and inter-operator costs (linked to the decline in the international carriers activity) and the increase in other operating income and expenses.

1.3.6.3     Operating income - International Carriers & Shared Services

On a historical basis, the 107 million euro drop in operating income of International Carriers & Shared Services between the first half of 2018 and the first half of 2019 resulted mainly from (i) the recognition, in the first half of 2019, of a 65 million euro expense on significant litigation, (ii) the increase in depreciation and amortization of fixed assets, (iii) the increase in specific labor expenses relating to the French "Part-Time for Seniors" (TPS) scheme (pursuant to agreements on the employment of seniors in France), and (iv) the decline in EBITDAaL on a comparable basis, as well as the negative effect on EBITDAaL of foreign exchange fluctuations (2 million euros) and changes in the scope of consolidation and other changes (2 million euros);

1.3.6.4     Economic CAPEX - International Carriers & Shared Services

In the first half of 2019, the economic CAPEX of International Carriers & Shared Services stood at 80 million euros.

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Between the first half of 2018 and the first half of 2019, the economic CAPEX of International Carriers & Shared Services included (i) the negative impact of the effects of IFRS 16 and a change in indicators for 27 million euros, and (ii) the positive impact of changes in the scope of consolidation and other changes for 4 million euros.

On a comparable basis, the 34 million euro decrease in the economic CAPEX of International Carriers & Shared Services between the first half of 2018 and the first half of 2019 mainly resulted from the larger disposals of fixed assets in the first half of 2019 than in the first half of 2018.

1.3.7      Orange Bank

Orange Bank	2019	2018	2018	% change	% change
(at June 30, in millions of euros)		data on a comparable basis (1)	data on a historical basis	data on a comparable basis (1)	data on a historical basis
Net banking income (NBI) (2)	15	26	26	(40.4)%	(40.4)%
Cost of bank credit risk (3)	(4)	(3)	(3)	19.8%	19.8%
Operating income (4)	(88)		(68)		(28.5)%
eCAPEX	16	21	na	(18.8)%	na
Average number of employees	834	751	752	11.1%	11.1%
Historical indicators (up to December 31, 2018)
CAPEX	na	na	20	na	na

(1) See Section 1.5.1 Data on a comparable basis.

(2) Net Banking Income (NBI) recognized in other operating income (see Note 1.2 to the consolidated annual financial statements).

(3) Cost of bank credit risk recognized in other operating expenses (see Note 1.2 to the consolidated annual financial statements).

(4) See Section 1.2.2.1 Operating income and Notes 1.2 and 1.3 to the consolidated annual financial statements.

Orange Bank continued to develop its mobile financial services, with (i) the launch of its Visa Premium card in March 2019 and (ii) the introduction of cashback (rebate of a portion of the initial purchase price of some purchases) beginning in July 2019 (see Section 1.1.3 Significant events).

The Orange Bank offering had 320,000 customers at June 30, 2019.

1.3.7.1     Operating activities

Segment information for Orange Bank (operating income, investments in property, plant and equipment and intangible assets) is presented in Notes 1.2 and 1.3 to the consolidated annual financial statements.

On a historical basis, Orange Bank's operating income was a negative 88 million euros in the first half of 2019, a decline of 20 million euros compared to the first half of 2018. This decrease was chiefly attributable to:

•the drop in Net banking income (NBI, see Note 1.2 to the consolidated annual financial statements), due in particular to (i) the decrease in NBI from the former offer, and (ii) the decline in NBI from cash transactions due to the low yield of portfolios and the cost of hedging related to the drop in interest rates; and

•the increase in operating expenses, resulting in particular from the development of the Orange Bank offer.

In the first half of 2019, the economic CAPEX of Orange Bank totaled 16 million euros. Between the first half of 2018 and the first half of 2019, the economic CAPEX of Orange Bank included the positive impact of changes in the scope of consolidation and other changes for 1 million euros.

On a comparable basis, the economic CAPEX of Orange Bank declined by 5 million euros between the first half of 2018 and the first half of 2019.

1.3.7.2     Assets, liabilities and cash flows

The segment information for Orange Bank (operating income, investments in property, plant and equipment and intangible assets, assets, liabilities and cash flows) is presented in Note 1 to the consolidated annual financial statements, and the activities of Orange Bank (financial assets and liabilities) are described in Note 10 to the consolidated annual financial statements.

For further information on the risks relating to Orange Bank activities, see section 2.1.3 Financial risks of the 2018 Registration Document.

1.4      Cash and net financial debt of telecoms activities

To ensure the transparency of the financial statements and separate out the performances of the telecoms activities and the Orange Bank activities, the analysis and financial commentary are split to reflect these two scopes of operation (see Note 1 to the consolidated annual financial statements). Therefore, Section 1.4 Cash and financial debt of telecoms activities covers telecoms activities, and Section 1.3.7 Orange Bank is dedicated to Orange Bank's activities.

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1.4.1      Liquidity and cash flows of telecoms activities

Simplified statement of cash flows of telecoms activities (1)	2019	2018
(at June 30, in millions of euros)		data on a historical basis
Net cash provided by operating activities	4,541	4,201
Net cash used in investing activities	(4,153)	(3,669)
Net cash used in financing activities	263	(1,046)
Cash change in cash and cash equivalents	651	(514)
Cash and cash equivalents in the opening balance	5,081	5,333
Cash change in cash and cash equivalents	651	(514)
Non-cash change in cash and cash equivalents	2	(1)
Cash and cash equivalents in the closing balance	5,734	4,818

(1) See Consolidated statement of cash flows and Note 1.7 to the consolidated annual financial statements.

Net cash provided by operating activities (telecoms activities)

Between the first half of 2018 and the first half of 2019, the 340 million euro increase in net cash provided by telecoms activities was mainly attributable to:

•the impacts of the application of IFRS 16 at January 1, 2019 (see Note 2.3 to the consolidated annual financial statements), with the presentation, in 2019, of lease liability repayments (676 million euros in the first half of 2019, see below) in net cash used in financing activities, while these flows were shown in net cash provided by operating activities in 2018;

•partially offset by the 349 million euro increase in income tax paid.

Net cash used in investing activities (telecoms activities)

Between the first half of 2018 and the first half of 2019, the 484 million euro increase in net cash allocated to telecoms investment activities was mainly attributed to acquisitions and income from the disposal of property, plant and equipment and intangible fixed assets (net of the change in fixed asset payables), in line with the growth in economic CAPEX and acquisitions of telecommunication licenses between the two periods.

Net cash used in financing activities (telecoms activities)

Between the first half of 2018 and the first half of 2019, the 1,309 million euro decrease in net cash used in financing activities of telecoms activities resulted primarily from:

•the 1,937 million euro increase in medium and long-term debt issuance and the 475 million euro drop in repayments of medium and long-term debt (see Note 9.4 to the consolidated annual financial statements);

•partially offset (i) by the recognition, in the first half of 2019, of 676 million euros in lease liability repayments related to the application of IFRS 16 on January 1, 2019 (see below and Note 2.3 to the consolidated annual financial statements), and (ii) to a lesser extent by the change in net deposits of cash collateral, (with a drop of 125 million euros in the first half of 2019 versus a 145 million euro increase in the first half of 2018).

Financial investments (see Section 1.6.4 Financial glossary) of telecoms activities totaled 154 million euros in the first half of 2019, compared with 88 million euros in the first half of 2018.

1.4.2      Net financial debt of telecoms activities

Net financial debt (see Note 9.3 to the consolidated annual financial statements) and the ratio of net financial debt to EBITDAaL of telecoms activities (as well as, until December 31, 2018, the ratio of net financial debt to adjusted EBITDA of telecoms activities) are financial indicators not defined by IFRS. For further information on the calculation of these indicators and the reasons why the Orange group uses them, see Section 1.5 Financial indicators not defined by IFRS and Section 1.6.4 Financial glossary. Net financial debt as defined and used by Orange does not include Orange Bank activities, for which this concept is not relevant.

Compared with December 31, 2018, net financial debt at June 30, 2019 excludes lease liabilities falling within the scope of application of IFRS 16 (see the heading of Section 1.5 Financial indicators not defined by IFRS and Note 2.3 to the consolidated annual financial statements) and includes debts on financed assets.

For further information on the risks relating to the Orange group’s financial debt, see Section 2.1.3 Financial risks of the 2018 Registration Document.

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	June 30, 2019	December 31, 2018
		data on a historical basis
Net financial debt (1) (2)	26,737	25,441
Ratio of Net financial debt / Adjusted EBITDA of telecoms activities (until December 31, 2018) (1)	na	1.93
Ratio of Net financial debt / EBITDAaL of telecoms activities (1)	2.06	na

(1) See Section 1.5 Financial indicators not defined by IFRS.

(2) In millions of euros. Compared with December 31, 2018, net financial debt at June 30, 2019 excludes lease liabilities falling within the scope of application of IFRS 16 (see the heading of Section 1.5 Financial indicators not defined by IFRS and Note 2.3 to the consolidated annual financial statements) and includes debts on financed assets.

At June 30, 2019, net financial debt stood at 26,737 million euros. This amount does not include the disposal, on June 28, 2019, of the remaining equity interest held in BT Group for £486 million (i.e. 542 million euros at the ECB indicative rate on June 28, 2019), which was settled on July 2, 2019 (see Section 1.1.3 Significant events).

Change in net financial debt
(in millions of euros)
Net financial debt at December 31, 2018	25,441
EBITDAaL of telecoms activities	(6,035)
eCAPEX of telecoms activities	3,493
Telecommunication licenses paid	230
Decrease (increase) of eCAPEX suppliers	252
Increase (decrease) in working capital requirement (1)	574
Interest paid and interest rate effects on derivatives, net (net of dividends received) (2)	704
Income tax paid	640
Other operating items (3)	257
Acquisitions and proceeds from sales of investment securities (net of cash acquired or sold) and changes in ownership interests with no gain or loss of control	152
Coupons and other fees on subordinated notes (4)	267
Dividends paid to owners of the parent company (5)	1,061
Dividends paid to non-controlling interests (6)	243
Exclusion of finance lease liabilities from net financial debt (7)	(584)
Other financial items	42
Net financial debt at June 30, 2019	26,737

(1) See section 1.6.4 Financial glossary.

(2) Excluding 46 million euros in interest disbursed on lease liabilities (See Note 1.7 to the consolidated annual financial statements).

(3) Of which (i) interest and repayments of lease liabilities, (ii) disbursements relating to restructuring programs costs, and (ii) elimination of non-monetary effects included in EBITDAaL.

(4) See Note 11.6 to the consolidated annual financial statements.

(5) Balance of the dividend of 0.40 euros per share in respect of 2018 (see Note 11.3 to the consolidated annual financial statements).

(6) See Note 11.4 to the consolidated annual financial statements.

(7) Compared to December 31, 2018, net financial debt at June 30, 2019 excludes lease liabilities within the scope of IFRS 16 (see the heading of Section 1.5Financial indicators not defined by IFRS and Note 2.3 to the consolidated annual financial statements) and includes liabilities on financed assets.

At June 30, 2019, the Group’s cash and cash equivalents from telecoms activities totaled 5,734 million euros. The changes in financial assets, liabilities and financial result excluding Orange Bank activities are detailed in Note 9 to the consolidated annual financial statements.

1.5      Financial indicators not defined by IFRS

In this document, in addition to the financial indicators reported in accordance with the IFRS (International Financial Reporting Standards), Orange publishes financial indicators that are not defined by IFRS. As described below, these figures are presented as additional information and are not meant to be substitutes for or to be confused with financial indicators as defined by IFRS.

Change in operational performance indicators in 2019

Since January 1, 2019, the Group has applied IFRS 16 "Leases" using the simplified retrospective method without restatement of comparative periods (see Note 2.3 to the consolidated annual financial statements). This change in accounting standard led the Group to adapt its key operational performance indicators and to define new ones. Since January 1, 2019:

•the EBITDAaL indicator (or "EBITDA after leases", see Section 1.5.2 EBITDAaL) replaces the adjusted EBITDA indicator: the operational performance indicator changed as a result of the immediate impacts of the standard, excluding operating lease expenses from the calculation of this indicator. In order to maintain consistency with the adjusted EBITDA indicator used in segment information until December 31, 2018, Orange is using, as of January 1, 2019, the EBITDAaL indicator, which includes depreciation and amortization of right-of-use assets and interest on lease liabilities in its calculation. Furthermore, because of the change in the resource allocation indicator and to maintain the relevance of the "EBITDAaL - eCAPEX" indicator, EBITDAaL excludes the gains (losses) on disposal of fixed assets;

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•the eCAPEX indicator (or "Economic CAPEX", see Section 1.5.3 eCAPEX) replaces the CAPEX indicator: the resource allocation indicator has changed to better reflect the asset rotation strategic choices, associated in particular with sales of fiber optics. For this purpose, eCAPEX includes the impacts of fixed asset disposals and shows the amount of property, plant and equipment and intangible investments (excluding telecommunication licenses and excluding financed assets) net of the price of disposal of the sold fixed assets;

•the "EBITDAaL - eCAPEX" indicator (see Section 1.5.4 EBITDAaL - eCAPEX) replaces the "Adjusted EBITDA - CAPEX" indicator;

•net financial debt excludes lease liabilities falling within the scope of application of IFRS 16;

•the ratio of net financial debt to EBITDAaL of telecoms activities replaces the ratio of net financial debt to adjusted EBITDA of telecoms activities.

Nonetheless, adjusted EBITDA, EBITDA, CAPEX, the "Adjusted EBITDA - CAPEX" indicator and the ratio of net financial debt to adjusted EBITDA of telecoms activities remain the benchmark indicators for prior periods.

1.5.1      Data on a comparable basis

In order to allow investors to track the annual changes in the Group’s operations, data on a comparable basis are presented for the previous period. The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. Orange provides the details of the impact of changes in method, scope of consolidation and exchange rates on its key operating indicators in order to isolate the intrinsic business impact. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended, as well as the average exchange rates used for the Consolidated income statement for the period ended.

Orange’s management believes that the presentation of these indicators on a comparable basis is pertinent, as these are indicators used internally by the Group for monitoring its operating activities. Changes in data on a comparable basis better reflect organic business changes.

Data on a comparable basis are not financial indicators defined by IFRS and may not be comparable to similarly titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for an analysis of the Group’s historical data for the past year or previous periods.

Group

The table below presents, for the Orange group, the transition from data on a historical basis to data on a comparable basis for the first half of 2018, for the main operating data.

First half year 2018 / Group	Revenue	Adjusted EBITDA / EBITDAaL (2)	CAPEX / eCAPEX (2)	Average number of employees
(at June 30, 2018, in millions of euros)
Data on a historical basis	20,262	5,984	3,369	135,149
Foreign exchange fluctuations (1)	86	30	9	-
US dollar (USD)	54	18	3	-
Egyptian pound (EGP)	30	8	5	-
Polish zloty (PLN)	(21)	(5)	(3)	-
Jordanian dinar (JOD)	14	4	2	-
Moroccan dirham (MAD)	9	2	2	-
Guinean franc (GNF)	8	4	1	-
Other	(8)	(1)	(1)	-
Changes in the scope of consolidation and other changes	185	12	7	2,850
Acquisition of Business & Decision	102	-	-	2,131
Acquisition of Basefarm	57	10	6	587
Acquisition of SecureData	20	2	-	105
Acquisition of Republica De Comunicaciones Moviles	5	2	-	30
Other	1	(2)	1	(3)
Impacts of IFRS 16 and changes in indicators (2)	-	(117)	(58)	-
Data on a comparable basis	20,533	5,909	3,327	137,999

(1) Foreign exchange fluctuations between the average exchange rates for the first half of 2018 and the average exchange rates for the first half of 2019.

(2) Change of indicators: transition from adjusted EBITDA and CAPEX on a historical basis to EBITDAaL and eCAPEX on a comparable basis (see above).

The changes included in the transition from data on a historical basis to data on a comparable basis for the first half of 2018 primarily include:

•foreign exchange fluctuations between the average exchange rates for the first half of 2018 and the average exchange rates for the first half of 2019;

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•changes in the scope of consolidation (see Section 1.1.3 Significant events and Note 3.2 to the consolidated annual financial statements) and other changes, with mainly:

- the takeover of Business & Decision (Enterprise) on June 5, 2018, taking effect on January 1, 2018, on a comparable basis,

- the acquisition of Basefarm (Enterprise) on August 14, 2018, taking effect on January 1, 2018, on a comparable basis,

- the acquisition of SecureData (Enterprise) on January 31, 2019, taking effect on April 1, 2018, on a comparable basis,

- and the acquisition of Republica De Comunicaciones Moviles (Spain) on November 7, 2018, taking effect on January 1, 2018, on a comparable basis;

•the impacts of the application of IFRS 16 (see Note 2.3 to the consolidated annual financial statements), which mainly correspond, in the transition from data on a historical basis to data on a comparable basis:

- to the reclassification of finance lease expenses in the income statement, which were previously included in depreciation and amortization and in financial result, and which are now shown in depreciation and amortization of rights-of-use assets and in interest on lease liabilities, and

- to the impacts of the application of IFRS 16 on operating lease expenses (this information is not derived from the consolidated annual financial statements); and

•in the context of the change in standard related to leases, the impacts of the changes in the Group's key operational performance indicators (see the heading of Section 1.5 Financial indicators not defined by IFRS), with:

- the replacement of adjusted EBITDA by EBITDAaL (see below). EBITDAaL now excludes the gains (losses) from the disposal of fixed assets, previously included in adjusted EBITDA (see Note 6.1 to the consolidated annual financial statements),

- the replacement of CAPEX by eCAPEX (see below). eCAPEX includes the impacts of fixed asset disposals and now shows the amount of property, plant and equipment and intangible investments (excluding telecommunications licenses and excluding financed assets) net of the price of disposal of the sold fixed assets (see Note 6.1 to the consolidated annual financial statements).

Segments

The table below presents, for each Orange group operating segment, the transition from data on a historical basis to data on a comparable basis for the first half of 2018, for the main operating data.

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First half year 2018 / Segments	Revenue	Adjusted EBITDA / EBITDAaL (3)	CAPEX / eCAPEX (3)	Average number of employees
(at June 30, 2018, in millions of euros)
France
Data on a historical basis	8,952	3,266	1,669	56,564
Foreign exchange fluctuations (1)	-	-	-	-
Changes in the scope of consolidation and other changes (2)	5	31	(1)	-
Impacts of IFRS 16 and changes in indicators (3)	-	(2)	-	-
Data on a comparable basis	8,957	3,295	1,668	56,564
Spain
Data on a historical basis	2,634	783	578	6,596
Foreign exchange fluctuations (1)	-	-	-	-
Changes in the scope of consolidation and other changes (2)	5	2	(1)	30
Acquisition of Republica De Comunicaciones Moviles	5	2	-	30
Other changes (2)	-	-	(1)	-
Impacts of IFRS 16 and changes in indicators (3)	-	(14)	(4)	-
Data on a comparable basis	2,639	771	573	6,626
Europe
Data on a historical basis	2,775	737	389	22,156
Foreign exchange fluctuations (1)	(20)	(5)	(3)	-
Changes in the scope of consolidation and other changes (2)	(1)	1	(3)	(35)
Impacts of IFRS 16 and changes in indicators (3)	-	(12)	(9)	-
Data on a comparable basis	2,754	721	374	22,121
Africa & Middle-East
Data on a historical basis	2,524	794	408	15,013
Foreign exchange fluctuations (1)	69	20	10	-
Changes in the scope of consolidation and other changes (2)	-	-	-	-
Impacts of IFRS 16 and changes in indicators (3)	-	(29)	(18)	-
Data on a comparable basis	2,593	785	400	15,013
Enterprise
Data on a historical basis	3,530	579	168	21,477
Foreign exchange fluctuations (1)	42	16	2	-
Changes in the scope of consolidation and other changes (2)	175	(18)	7	2,830
Acquisition of Business & Decision	102	-	-	2,131
Acquisition of Basefarm	57	10	6	587
Acquisition of SecureData	20	2	-	105
Other changes (2)	(4)	(30)	1	7
Impacts of IFRS 16 and changes in indicators (3)	-	(15)	-	-
Data on a comparable basis	3,747	562	177	24,307
International Carriers & Shared Services
Data on a historical basis	759	(116)	137	12,591
Foreign exchange fluctuations (1)	(4)	(2)	-	-
Changes in the scope of consolidation and other changes (2)	28	(2)	4	26
Impacts of IFRS 16 and changes in indicators (3)	-	(45)	(27)	-
Data on a comparable basis	783	(165)	114	12,617
Orange Bank
Data on a historical basis	-	(60)	20	752
Foreign exchange fluctuations (1)	-	-	-	-
Changes in the scope of consolidation and other changes (2)	-	-	1	(1)
Impacts of IFRS 16 and changes in indicators (3)	-	-	-	-
Data on a comparable basis	-	(60)	21	751

(1) Foreign exchange fluctuations between the average exchange rates for the first half of 2018 and the average exchange rates for the first half of 2019.

(2) Including the effect of internal reorganizations between segments which have no effect at Group level.

(3) Change of indicators: move from adjusted EBITDA and CAPEX on a historical basis to EBITDAaL and eCAPEX on a comparable basis (see above).

1.5.2      EBITDAaL

Since January 1, 2019, EBITDAaL (or "EBITDA after leases") has replaced adjusted EBITDA (see the heading of Section 1.5 Financial indicators not defined by IFRS).

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EBITDAaL (or "EBITDA after leases") corresponds to operating income (i) before depreciation and amortization of fixed assets, effects resulting from business combinations, reclassification of translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interest on lease liabilities and interest on debts related to financed assets, and (iii) adjusted for significant litigation, specific labor expenses, fixed assets, investments and businesses portfolio review, restructuring programs costs, acquisition and integration costs and, where appropriate, other specific items that are systematically specified in relation to income and/or expenses (see Note 1.8 to the consolidated annual financial statements).

The reconciliation between EBITDAaL and consolidated net income is shown below.

			2019

(at June 30, in millions of euros)	Adjusted data	Presentation adjustments (1)	Consolidated income statement
Revenue	20,573	-	20,573
External purchases	(8,562)	-	(8,562)
Other operating income	341	-	341
Other operating expenses	(195)	(6)	(201)
Labor expenses	(4,320)	(114)	(4,434)
Operating taxes and levies	(1,207)	-	(1,207)
Gains (losses) from disposal of fixed assets, investments and activities	-	68	68
Restructuring costs	-	(52)	(52)
Depreciation and amortization of financed assets	(3)	-	(3)
Depreciation and amortization of right-of-use assets	(609)	-	(609)
Impairment of right-of-use assets	-	(24)	(24)
Interests on debts relating to financed assets	-	-	-
Interest on lease liabilities	(60)	60	-
EBITDAaL	5,958	(68)	-
Significant litigations	(65)	65	-
Specific labor expenses	(46)	46	-
Fixed assets, investments and businesses portfolio review	68	(68)	-
Restructuring programs costs	(75)	75	-
Acquisition and integration costs	(10)	10	-
Depreciation and amortization of fixed assets	(3,500)	-	(3,500)
Reclassification of translation adjustment from liquidated entities	2	-	2
Share of profits (losses) of associates and joint ventures	(4)	-	(4)
Elimination of interest on debts relating to financed assets (2)	-	-	-
Elimination of interest on lease liabilities (2)	60	(60)	-
Operating income	2,388	-	2,388
Finance cost, net	-	-	(738)
Income taxes	-	-	(513)
Consolidated net income	-	-	1,137
Net income attributable to owners of the parent company	-	-	1,039
Non-controlling interests	-	-	98

(1) The presentation adjustments allow re-assignment of specific line items identified in the segment information (see Note 1 to the consolidated annual financial statements) to the lines for operating income and expenses presented in the consolidated income statement.

(2) Items recognized in the financial result.

Orange's management considers that the presentation of the indicator EBITDAaL is relevant because, by including lease expenses in its calculation, this indicator enables better reflection of the operational performance of operating segments, while retaining consistency with the adjusted EBITDA indicator used in segment information until December 31, 2018. This is the operational performance indicator used internally by the Group since January 1, 2019 to (i) manage and assess its operating results and segment results, and (ii) implement its investments and resource allocation strategy. EBITDAaL, or similar management indicators used by Orange's competitors, are indicators that are often disclosed and widely used by analysts, investors and other players in the telecommunications industry.

EBITDAaL is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies. They are provided as additional information only and should not be considered as a substitute for operating income or cash provided by operating activities.

1.5.3      eCAPEX

Since January 1, 2019, eCAPEX (or "economic CAPEX") has replaced CAPEX (see the heading of Section 1.5 Financial indicators not defined by IFRS).

eCAPEX (or "economic CAPEX") corresponds both to (i) investments in property, plant and equipment and intangible assets, excluding telecommunications licenses and financed assets, less the price of disposal of property, plant and equipment and intangible assets, and (ii) acquisitions of property, plant and equipment and intangible assets excluding telecommunications licenses and changes in fixed asset payables, less the price of disposal of property, plant and equipment and intangible assets.

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The calculation below shows the transition from eCAPEX to (i) acquisitions of property, plant and equipment and intangible assets, excluding changes in the fixed asset payables, as presented in the Consolidated statement of cash flows, and (ii) investments in property, plant and equipment and intangible assets as presented in Note 1.4 to the consolidated annual financial statements.

2019
(at June 30, in millions of euros)
eCAPEX	3,509
Price of disposal of property, plant and equipment and intangible assets	131
Telecommunications licenses	510
Purchases of property, plant and equipment and intangible assets (1)	4,150
Financed assets	66
Investments in property, plant and equipment and intangible assets	4,216

(1) See Consolidated statement of cash flows. Excluded changes in fixed assets trade payables. Financed assets have no impact on cash flow upon acquisition.

Orange’s management considers that presenting economic CAPEX is relevant because this indicator (i) does not include investments in telecommunications licenses (that have the acquisition of these licenses is not part of the daily monitoring of operating investments) and financed assets (no effect on cash flow upon acquisition), and (ii) allows, in a context of asset rotation primarily linked to the fiber-optic economic model, to measure more accurately the actual amount of investments by excluding the price of disposal of the fixed assets that have been sold. It is the indicator used internally by the Group from January 1, 2019 in allocating resources, in order to measure the operating efficiency of the use of investments for each of its operating segments.

eCAPEX is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for purchases of or investments in property, plant and equipment and intangible assets.

1.5.4      EBITDAaL - eCAPEX

Since January 1, 2019, the "EBITDAaL - eCAPEX" indicator has replaced the "Adjusted EBITDA - CAPEX" indicator (see the heading of Section 1.5 Financial indicators not defined by IFRS).

The "EBITDAaL - eCAPEX" indicator corresponds to EBITDAaL (see Section 1.5.2 EBITDAaL) less eCAPEX (see Section 1.5.3 eCAPEX).

Orange’s management considers that presenting the "EBITDAaL - eCAPEX" indicator is relevant because it is the operational performance indicator used internally by the Group from January 1, 2019 to (i) manage and assess its operating results and segment results, and (ii) implement its investments and resource allocation strategy.

"EBITDAaL - eCAPEX" indicator is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for analysis of net cash provided by operating activities and net cash allocated to the Group’s investing activities.

1.5.5      Net financial debt

Compared with December 31, 2018, net financial debt at June 30, 2019 excludes lease liabilities falling within the scope of application of IFRS 16 (see the heading of Section 1.5 Financial indicators not defined by IFRS and Note 2.3 to the consolidated annual financial statements) and includes debts on financed assets.

Net financial debt as defined and used by Orange does not include Orange Bank activities, for which this concept is not relevant. It consists of (a) financial liabilities excluding operating payables (translated into euros at the year-end closing rate) including derivative instruments (assets and liabilities), less (b) cash collateral paid, cash, cash equivalents and financial assets at fair value. Furthermore, financial instruments designated as cash flow hedges included in net financial debt are set up to hedge in particular items that are not included therein, such as future cash flows. Effects of these hedges are carried in other comprehensive income. As a consequence, the portion of these components related to unmatured hedging instruments is added to gross financial debt to offset this temporary difference.

The breakdown of net financial debt is shown in Note 9.3 to the consolidated annual financial statements.

Net financial debt is an indicator of financial position used by the Group. Net financial debt is a frequently disclosed indicator. It is widely used by analysts, investors, rating agencies and most groups in all business sectors in Europe.

Net financial debt is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for an analysis of all the group’s assets and liabilities.

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1.5.6      Ratio of net financial debt to EBITDAaL of telecoms activities

Since January 1, 2019, the ratio of net financial debt to EBITDAaL of telecoms activities has replaced the ratio of net financial debt to adjusted EBITDA of telecoms activities (see the heading of Section 1.5 Financial indicators not defined by IFRS).

The ratio of net financial debt to EBITDAaL of telecoms activities is calculated based on the ratio of the Group’s net financial debt (see Section 1.5.5 Net financial debt) to EBITDAaL of telecoms activities (see Section 1.5.2 EBITDAaL) over the previous 12 months. As the net financial debt (as defined and used by Orange) does not include Orange Bank activities, for which this concept is not relevant, the net financial debt is divided by the EBITDAaL of telecoms activities. In addition, when changes in scope significantly affect the Group’s net financial debt at the end of the period, the calculation of the ratio of net financial debt to EBITDAaL of telecoms activities is adjusted to take into account the EBITDAaL of those entities over the previous 12 months.

Given that IFRS 16 "Leases" is applied by the Group using the simplified retrospective method without restatement of historical comparative periods (see Note 2.3 to the consolidated annual financial statements), the calculation of the ratio of net financial debt to EBITDAaL of telecoms activities at June 30, 2019 is adjusted to take into account an approximation of the EBITDAaL over the previous 12 months on a historical basis.

(in millions of euros)	June 30, 2019
Net financial debt (a)	26,737
Adjusted EBITDA of telecoms activities in the second half of 2018	7,108
Elimination of gains (losses) on the disposal of fixed assets in the second half of 2018	(139)
Consolidation of finance lease expenses in the second half of 2018	(55)
EBITDAaL of telecoms activities in the first half of 2019	6,035
EBITDAaL of telecoms activities (b) (1)	12,949
Ratio of net financial debt / EBITDAaL of telecoms activities (a/b)	2.06

(1) Approximation of EBITDAaL calculated over the previous 12 months on a historical basis.

The ratio of net financial debt to EBITDAaL of telecoms activities is used by Orange to measure the Group’s ability to repay its debt, and more broadly to measure its financial strength. This ratio is commonly used by companies in the telecommunications sector.

1.5.7      Financial indicators used until December 31, 2018

1.5.7.1     Adjusted EBITDA and reported EBITDA

From January 1, 2019, adjusted EBITDA and reported EBITDA are no longer used by the Group. Adjusted EBITDA has been replaced by EBITDAaL (or "EBITDA after leases", see the heading of Section 1.5 Financial indicators not defined by IFRS and section 1.5.2 EBITDAaL). However, adjusted EBITDA and reported EBITDA continue to be the benchmarks for previous reporting periods.

Reported EBITDA, as used until December 31, 2018, is operating income before depreciation and amortization, before effects resulting from business combinations, before reclassification of translation adjustment from liquidated entities, before impairment of goodwill and fixed assets and before share of profits (losses) of associates and joint ventures.

Adjusted EBITDA, as used until December 31, 2018, is reported EBITDA adjusted for the effects of significant litigations, specific labor expenses, review of the investment and business portfolio, restructuring and integration costs and, where appropriate, other specific items that are systematically specified in relation to income and/or expenses (see Note 1.8 to the consolidated annual financial statements).

The reconciliation between adjusted EBITDA, reported EBITDA and consolidated net income is shown below.

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			2018
			data on a historical basis
(at June 30, in millions of euros)	Adjusted data	Presentation adjustments (1)	Consolidated income statement
Revenue	20,262	-	20,262
External purchases	(8,990)	-	(8,990)
Other operating income	324	-	324
Other operating expenses	(182)	(3)	(185)
Labor expenses	(4,210)	(22)	(4,232)
Operating taxes and levies	(1,220)	(31)	(1,251)
Restructuring and integration costs	-	(62)	(62)
Adjusted EBITDA	5,984	(118)	-
Significant litigations	(32)	32	-
Specific labor expenses	(24)	24	-
Restructuring and integration costs	(62)	62	-
Reported EBITDA	5,866	-	5,866
Depreciation and amortization	-	-	(3,457)
Reclassification of translation adjustment from liquidated entities	-	-	1
Impairment of goodwill	-	-	(56)
Impairment of fixed assets	-	-	(1)
Share of profits (losses) of associates and joint ventures	-	-	(3)
Operating income	-	-	2,350
Financial costs, net	-	-	(912)
Income taxes	-	-	(559)
Consolidated net income	-	-	879
Net income attributable to owners of the parent company	-	-	789
Non-controlling interests	-	-	90

(1) The presentation adjustments allow re-assignment of specific line items identified in the segment information (see Note 1 to the consolidated annual financial statements) to the lines for operating income and expenses presented in the consolidated income statement.

Adjusted EBITDA and reported EBITDA are not financial indicators defined by IFRS and may not be comparable to similarly titled indicators used by other companies. They are provided as additional information only and should not be considered as a substitute for operating income or cash provided by operating activities.

1.5.7.2     CAPEX

From January 1, 2019, CAPEX is no longer used by the Group. CAPEX has been replaced by eCAPEX (or "economic CAPEX", see the heading of Section 1.5 Financial indicators not defined by IFRS and Section 1.5.3 eCAPEX). However, CAPEX continues to be the benchmark for previous reporting periods.

CAPEX, as used until December 31, 2018, corresponds to (i) investments in property, plant and equipment and intangible assets, excluding telecommunications licenses and investments financed through finance leases, and (ii) acquisitions of property, plant and equipment and intangible assets excluding telecommunications licenses and changes in fixed asset payables.

The calculation below shows the transition from CAPEX to (i) acquisitions of property, plant and equipment and intangible assets, excluding changes in the fixed asset payables, as presented in the Consolidated statement of cash flows, and (ii) investments in property, plant and equipment and intangible assets as presented in Note 1.4 to the consolidated annual financial statements.

2018
(at June 30, in millions of euros)	data on a historical basis
CAPEX	3,369
Telecommunications licenses	31
Purchases of property, plant and equipment and intangible assets (1)	3,400
Investments financed through finance leases	35
Investments in property, plant and equipment and intangible assets	3,435

(1) See Consolidated statement of cash flows. Excluded changes in fixed assets trade payables. Investments financed through finance leases have no impact on cash flow upon acquisition.

CAPEX does not include investments financed through finance leases (no effect on cash flow upon acquisition) and investments in telecommunication licenses, the acquisition of these licenses not being part of the daily monitoring of operating investments.

CAPEX is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for purchases of or investments in property, plant and equipment and intangible assets.

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1.5.7.3     Adjusted EBITDA - CAPEX

From January 1, 2019, the "Adjusted EBITDA - CAPEX" indicator is no longer used by the Group. It has been replaced by the "EBITDAaL - eCAPEX" indicator (see the heading of Section 1.5 Financial indicators not defined by IFRS and Section 1.5.4 EBITDAaL - eCAPEX). However, the "Adjusted EBITDA - CAPEX" indicator continues to be the benchmark for previous reporting periods.

The "Adjusted EBITDA - CAPEX" indicator, as used until December 31, 2018, is the adjusted EBITDA (see Section 1.5.7.1 Adjusted EBITDA and reported EBITDA) less CAPEX (see Section 1.5.7.2 CAPEX).

"Adjusted EBITDA - CAPEX" indicator is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies. It is provided as additional information only and should not be considered as a substitute for analysis of net cash provided by operating activities and net cash allocated to the Group’s investing activities.

1.5.7.4     Ratio of net financial debt to adjusted EBITDA of telecoms activities

From January 1, 2019, the ratio of net financial debt to adjusted EBITDA of telecoms activities is no longer used by the Group. It has been replaced by the ratio of net financial debt to EBITDAaL of telecoms activities (see the heading of Section 1.5 Financial indicators not defined by IFRS and Section 1.5.6 Ratio of net financial debt to EBITDAaL of telecoms activities). However, the ratio of net financial debt to adjusted EBITDA of telecoms activities continues to be the benchmark for previous reporting periods.

The ratio of net financial debt to adjusted EBITDA of telecoms activities, as used until December 31, 2018, is calculated as the ratio of the Group’s net financial debt (see Section 1.5.5 Net financial debt) to adjusted EBITDA of telecoms activities (see Section 1.5.7.1 Adjusted EBITDA and reported EBITDA) calculated over the previous 12 months. As the net financial debt (as defined and used by Orange) does not include the Orange Bank activities, for which this concept is not relevant, the net financial debt is divided by the adjusted EBITDA of telecoms activities. In addition, when changes in scope significantly affect the Group’s net financial debt at the end of the period, the calculation of the ratio of net financial debt to adjusted EBITDA of telecoms activities is adjusted to take into account the adjusted EBITDA of those entities over the previous 12 months.

December 31, 2018
(in millions of euros)	data on a historical basis
Net financial debt (a)	25,441
Adjusted EBITDA of telecoms activities (b)	13,151
Ratio of Net financial debt / Adjusted EBITDA of telecoms activities (a/b)	1.93

1.6      Additional information

1.6.1      Litigation and unrecognized contractual commitments

The main events that took place in the first half of 2019 affecting litigation and unrecognized contractual commitments are described in Note 12 to the consolidated annual financial statements.

1.6.2      Related party transactions

During the first half of 2019, no operation materially influenced the amounts of related party transactions reported as at December 31, 2018 (see Note 13 to the consolidated annual financial statements).

1.6.3      Subsequent events

The main events occurring after June 30, 2019 are described in Note 14 to the consolidated annual financial statements.

1.6.4      Financial glossary

Adjusted EBITDA (until December 31, 2018): reported EBITDA (see definition of this term) adjusted for the effects of significant litigations, specific labor expenses, review of the investments and business portfolio, restructuring and integration costs and, where appropriate, other specific items that are systematically specified in relation to income and/or expenses (see Note 1 to the consolidated annual financial statements). Adjusted EBITDA is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 1.5 Financial indicators not defined by IFRS). From January 1, 2019, adjusted EBITDA is no longer used by the Group and has been replaced by EBITDAaL (see that definition).

Adjusted EBITDA - CAPEX (until December 31, 2018): adjusted EBITDA (see definition of this term) minus CAPEX (see definition of this term). "Adjusted EBITDA - CAPEX" indicator is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 1.5 Financial indicators not defined by IFRS). From January 1, 2019, "Adjusted EBITDA - CAPEX" is no longer used by the Group and has been replaced by the indicator EBITDAaL - eCAPEX (see that definition).

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Average number of employees (full-time equivalents): average number of active employees over the reporting period, prorated for their work time, including both permanent contracts and fixed-term contracts.

CAPEX (until December 31, 2018): investments in property, plant and equipment and intangible assets excluding telecommunications licenses and excluding investments financed through finance leases (see Note 1 to the consolidated annual financial statements). CAPEX is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 1.5 Financial indicators not defined by IFRS). From January 1, 2019, CAPEX is no longer used by the Group and has been replaced by eCAPEX (see that definition).

Capital expenditure on property, plant and equipment and intangible assets: see CAPEX (until December 31, 2018) and eCAPEX (from January 1, 2019).

Carrier services: see Revenue.

Change in working capital requirement: change in working capital requirement is made up of:

•the Change in working capital requirement for operations, which is made up of (i) the changes in gross inventories, (ii) the change in gross trade receivables, and (iii) the change in trade payables for other goods and services and (iv) the change in customer contract assets and liabilities; and

•Change in working capital requirements excluding operations, which includes the change in other assets and liabilities (excluding receivables and payables related to operating taxes and levies).

Commercial expenses and content costs: see External purchases.

Convergent ARPO: average revenue per customer from convergent offers (Average Revenue Per Offer, ARPO) for the period are calculated by dividing (i) the revenue from retail convergent offers invoiced to customers (excluding the effect of spreading the equipment subsidy pursuant to IFRS 15) over the period in question, by (ii) the weighted average number of customers of retail convergent offers over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Convergent ARPO is expressed in monthly revenue per convergent offer customer.

Convergent services: see Revenue.

Data on a comparable basis: data with comparable methods, scope of consolidation and exchange rates are presented for the preceding period (see Section 1.5.1 Data on a comparable basis). The transition from data on a historical basis to data on a comparable basis consists of keeping the results for the year ended and restating the previous year in order to present financial data with comparable methods, scope of consolidation and exchange rates over comparable periods. The method used is to apply to the data of the corresponding period of the preceding year the methods and the scope of consolidation for the period ended, as well as the average exchange rates used for the Consolidated income statement for the period ended. Changes in data on a comparable basis reflect organic business changes. Data on a comparable basis is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 1.5 Financial indicators not defined by IFRS).

Data on a historical basis: data for past periods as reported in the consolidated annual financial statements of the current financial period.

EBITDAaL or "EBITDA after Leases" (from January 1, 2019): operating income (i) before depreciation and amortization of fixed assets, effects resulting from business combinations, reclassification of translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, (ii) after interest on lease liabilities and interest on debts related to financed assets, and (iii) adjusted for significant litigation, specific labor expenses, fixed assets, investments and businesses portfolio review, restructuring programs costs, acquisition and integration costs and, where appropriate, other specific items that are systematically specified in relation to income and/or expenses. EBITDAaL is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 1.5 Financial indicators not defined by IFRS).

EBITDAaL - eCAPEX (from January 1, 2019): EBITDAaL (see definition of this term) minus eCAPEX (see definition of this term). The "EBITDAaL - eCAPEX" indicator is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 1.5 Financial indicators not defined by IFRS).

eCAPEX or "economic CAPEX" (from January 1, 2019): (i) acquisitions of property, plant and equipment and intangible assets excluding telecommunications licenses and financed assets, and (ii) less the price of disposal of property, plant and equipment and intangible assets (see Note 1 to the consolidated annual financial statements). e-CAPEX is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 1.5 Financial indicators not defined by IFRS).

Economic CAPEX: see eCAPEX.

Equipment sales: see Revenue.

External data: data after elimination of internal flows between the consolidation scopes taken into consideration.

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External purchases: external purchases include the following operating expenses, excluding, from January 1, 2019, lease contracts falling within the scope of application of IFRS 16 (see Note 2.3 to the consolidated annual financial statements):

•Commercial expenses and content costs: purchases of handsets and other products sold, retail fees and commissions, advertising, promotional, sponsoring and rebranding expenses, and content costs;

•Service fees and inter-operator costs: network expenses and interconnection costs;

•Other network expenses and IT expenses: outsourcing expenses for operations and technical maintenance, IT expenses;

•and Other external purchases: overheads, real estate fees, purchases of other services and service fees, purchases of equipment and other supplies held in inventory, call center outsourcing expenses and other external services, net of capitalized goods and services produced.

Financial investments: acquisitions of investment securities (net of cash acquired) and changes in ownership interests with no gain of control in subsidiaries.

Fixed only broadband ARPO: average revenue per customer of fixed only offers (Average Revenue Per Offer, ARPO) for the period are calculated by dividing (i) the revenue from fixed only broadband services invoiced to customers (excluding the effect of the spreading of the equipment subsidy pursuant to IFRS 15) over the period in question, by (ii) the weighted average number of customers of fixed only broadband offers over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Fixed only broadband ARPO is expressed in monthly revenue per fixed only customer.

Fixed only services: see Revenue.

IT & integration services: see Revenue.

Labor expenses: wages and employee benefit expenses (net of capitalized costs), employee profit- sharing expenses, and expenses relating to share- based compensation.

Mobile only ARPO: average revenue per customer of mobile only offers (Average Revenue Per Offer, ARPO) for the period are calculated by dividing (i) the revenue from mobile only services invoiced to customers (excluding machine-to-machine and excluding the effect of spreading the equipment subsidy pursuant to IFRS 15) over the period in question, by (ii) the weighted average number of customers of mobile only offers (excluding machine-to-machine) over the same period. The weighted average number of customers is the average of monthly averages over the period in question. The monthly average is the arithmetic average of the number of customers at the beginning and end of the month. Mobile only ARPO is expressed in monthly revenue per mobile only customer.

Mobile only services: see Revenue.

Net financial debt: net financial debt as defined and used by Orange does not incorporate the Orange Bank activities for which this concept is not relevant. It consists of (a) financial liabilities excluding operating payables (translated into euros at the year-end closing rate) including derivative instruments (assets and liabilities), less (b) cash collateral paid, cash, cash equivalents and financial assets at fair value. Furthermore, financial instruments designated as cash flow hedges included in net financial debt are set up to hedge in particular items that are not included therein, such as future cash flows. Effects of these hedges are carried in other comprehensive income. As a consequence, the portion of these components related to unmatured hedging instruments is added to gross financial debt to offset this temporary difference (see Note 9.3 to the consolidated annual financial statements). Compared with December 31, 2018, net financial debt at June 30, 2019 excludes lease liabilities falling within the scope of application of IFRS 16 (see Note 2.3 to the consolidated annual financial statements) and includes debts on financed assets. Net financial debt is not a financial indicator defined by IFRS and may not be comparable to similarly-titled indicators used by other companies (see Section 1.5 Financial indicators not defined by IFRS).

Number of employees (active employees at end of period): number of employees working on the last day of the reporting period, including both permanent contracts and fixed-term contracts.

Operating taxes and levies: taxes and levies including the Territorial Economic Contribution (CET) and the Flat-rate Tax on Network Enterprises (IFER) in France, fees for the use of frequencies and levies on telecommunication services.

Other external purchases: see External purchases.

Other network expenses and IT expenses: see External purchases.

Other operating expenses: see Other operating income and expenses.

Other operating expenses: see Other operating income and expenses.

Other operating income and expenses: other operating income net of other operating expenses. Other operating income and expenses include:

•Other operating income: primarily net banking income (NBI, net balance of income and expenses from banking operations), tax credits and subsidies, income from universal service, brand royalties and management fees invoiced to certain unconsolidated entities, proceeds from impaired trade receivables, income relating to line damage, and until December 31, 2018, gains (losses) on the disposal of fixed assets; and

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•Other operating expenses: mainly impairments and losses on trade receivables of telecoms activities, universal service charges, disputes, operating foreign exchange gains/losses, the cost of bank credit risk, and from January 1, 2019, acquisition costs.

Other revenue: see Revenue.

Reported EBITDA (until December 31, 2018): operating income before depreciation and amortization, before effects resulting from business combinations, before reclassification of translation adjustment from liquidated entities, before impairment of goodwill and fixed assets, and before share of profits (losses) of associates and joint ventures (see Note 1 to the consolidated annual financial statements). Reported EBITDA is not a financial indicator defined by IFRS and may not be comparable to similarly titled indicators used by other companies (see Section 1.5 Financial indicators not defined by IFRS).

Retail services: aggregation of Convergent services, Mobile only services, Fixed only services and IT & integration services.

Revenue: revenue (see Note 1.1 to the consolidated annual financial statements) includes:

•Convergent Services: revenue of convergent services includes revenue invoiced to retail customers of convergent offers (excluding equipment sales, see the definition of this term) defined as the combination of at least a fixed broadband access (xDSL, FTTx, cable, 4G fixed) and a mobile contract;

•Mobile only services: revenue of mobile only services includes revenue invoiced to customers of mobile offers (incoming and outgoing calls: voice, SMS and data), excluding convergent services and equipment sales (see the definitions of these terms);

•Fixed only services: revenue of fixed only services includes revenue invoiced to customers of fixed services excluding convergent services and equipment sales (see the definitions of these terms). It includes conventional fixed telephony, fixed broadband services, business solutions and networks; (with the exception of France, for which essential business solutions and networks are supported by the Enterprise operating segment);

•IT & integration services: revenue of IT & integration services include the unified communication and collaboration services (Local Area Network and telephony, consultancy, integration, project management, video-conference offers), hosting and infrastructure services (including Cloud Computing), applications services (customer relations management and other applications services), security services, services related to machine-to-machine activities (excluding connectivity), as well as sales of equipment related to the above products and services;

•Carrier services: revenue from other carrier include (i) mobile services to carriers, which groups together in particular incoming mobile traffic, visitor roaming, network sharing, national roaming and virtual mobile network operators (MVNO), and (ii) fixed services to other carriers, which include in particular national interconnection, services to international carriers, high-speed and very high-speed broadband access services (fiber access, unbundling of telephone lines, xDSL access sales), and sales of telephone lines on the wholesale market;

•Equipment sales: fixed and mobile equipment sales, excluding (i) equipment sales associated to the supply of IT and integration services, and (ii) equipment sales to dealers and brokers;

•and Other revenue: other revenue includes equipment sales to dealers and brokers, revenue from portals, on-line advertising revenue and corporate transversal business line activities of the Group, and other miscellaneous revenue.

Service fees and inter-operator costs: see External purchases.

Statutory data: data before elimination of internal flows between the consolidation scopes taken into consideration.

Wages and employee benefit expenses: see Labor expenses.

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2.       Condensed interim consolidated Financial Statements for the first half of 2019

The accompanying notes are an integral part of the consolidated financial statements.

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Consolidated income statement

(in millions of euros, except for per share data)	Note	June 30, 2019 (1)	June 30, 2018
Revenue		20,573	20,262
External purchases		(8,562)	(8,990)
Other operating income (2)		341	324
Other operating expenses	4.1	(201)	(185)
Labor expenses		(4,434)	(4,232)
Operating taxes and levies		(1,207)	(1,251)
Gains (losses) on disposal of fixed assets, investments and activities (2)	6.1	68	(0)
Restructuring costs	4.2	(52)	(62)
Depreciation and amortization of fixed assets		(3,500)	(3,457)
Depreciation and amortization of financed assets	6.2	(3)	-
Depreciation and amortization of right-of-use assets	7.2	(609)	-
Reclassification of translation adjustment from liquidated entities		2	1
Impairment of goodwill	5	-	(56)
Impairment of fixed assets		0	(1)
Impairment of right-of-use assets	7.2	(24)	-
Share of profits (losses) of associates and joint ventures		(4)	(3)
Operating income		2,388	2,350
Cost of gross financial debt excluding financed assets		(575)	(742)
Interests on debts related to financed assets		(0)	-
Gains (losses) on assets contributing to net financial debt		4	2
Foreign exchange gain (loss)		(2)	4
Interests on lease liabilities		(60)	-
Other net financial expenses		14	(13)
Effects resulting from BT stake	9.7	(119)	(163)
Finance costs, net		(738)	(912)
Income tax	8	(513)	(559)
Consolidated net income of continuing operations		1,137	879
Consolidated net income of discontinued operations		-	-
Consolidated net income		1,137	879
Net income attributable to owners of the parent company		1,039	789
Non-controlling interests		98	90

Earnings per share (in euros) attributable to parent company
Net income of continuing operations
•	basic	0.34	0.24
•	diluted	0.33	0.24
Net income of discontinued operations
•	basic	-	-
•	diluted	-	-
Net income
•	basic	0.34	0.24
•	diluted	0.33	0.24

(1) The effects of IFRS 16 application are described in Note 2.
(2) As of June 30, 2018, the gains (losses) on disposal of fixed assets are classified in the other operating income in the amount of 41 million euros.

[Back to contents] 44

Consolidated statement of comprehensive income

(in millions of euros)	Note	June 30, 2019	June 30, 2018
Consolidated net income		1,137	879
Remeasurements of the net defined benefit liability		(89)	30
Assets at fair value		34	(2)
Income tax relating to items that will not be reclassified		17	(5)
Items that will not be reclassified to profit or loss (a)		(38)	23
Assets at fair value		11	(1)
Cash flow hedges	9.2	(184)	(168)
Translation adjustment gains and losses	11.5	50	(48)
Income tax relating to items that are or may be reclassified		57	59
Share of other comprehensive income in associates and joint ventures that are or may be reclassified		-	-
Items that are or may be reclassified subsequently to profit or loss (b)		(66)	(158)
Other comprehensive income from continuing operations (a) + (b)		(104)	(135)
Items that will not be reclassified to profit or loss (c)		-	-
Items that are or may be reclassified to profit or loss (d)		-	-
Other comprehensive income of discontinued operations (c) + (d)		-	-
Other consolidated comprehensive income (a) + (b) + (c) + (d)		(104)	(135)
Consolidated comprehensive income		1,033	744
Comprehensive income attributable to the owners of the parent company		922	660
Comprehensive income attributable to non-controlling interests		111	84

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Consolidated statement of financial position

(in millions of euros)	Note	June 30, 2019 (1)	December 31, 2018
Assets
Goodwill		27,252	27,174
Other intangible assets		14,518	14,073
Property, plant and equipment		27,617	27,693
Right-of-use assets	7.2	6,175	-
Interests in associates and joint ventures		96	104
Non-current financial assets related to Orange Bank activities	10.1	1,607	1,617
Non-current financial assets	9.1	1,799	2,282
Non-current derivatives assets		299	263
Other non-current assets		133	129
Deferred tax assets		1,437	1,366
Total non-current assets		80,933	74,701
Inventories		951	965
Trade receivables		5,527	5,295
Other customer contract assets		1,130	1,166
Current financial assets related to Orange Bank activities	10.1	3,167	3,075
Current financial assets	9.1	2,721	2,748
Current derivatives assets		18	139
Other current assets		1,660	1,152
Operating taxes and levies receivables		976	1,027
Current tax assets		121	119
Prepaid expenses		777	571
Cash and cash equivalents	9.1	5,960	5,634
Total current assets		23,008	21,891
Assets held for sale		-	-
Total assets		103,941	96,592
(1) The effects of IFRS 16 application are described in Note 2.

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(in millions of euros)	Note	June 30, 2019 (1)	December 31, 2018
Equity and liabilities
Share capital		10,640	10,640
Share premiums and statutory reserve		16,859	16,859
Subordinated notes	11.6	5,803	5,803
Retained earnings		(2,991)	(2,633)
Equity attributable to the owners of the parent company		30,311	30,669
Non-controlling interests	11.4	2,467	2,580
Total equity	11	32,778	33,249
Non-current financial liabilities	9.1	30,125	26,749
Non-current derivatives liabilities		981	775
Non-current lease liabilities	7.1	5,338	-
Non-current fixed assets payables		910	612
Non-current financial liabilities related to Orange Bank activities	10.1	-	0
Non-current employee benefits		2,758	2,823
Non-current provision for dismantling		768	765
Non-current restructuring provision		92	230
Other non-current liabilities		421	462
Deferred tax liabilities		636	631
Total non-current liabilities		42,029	33,047
Current financial liabilities	9.1	5,889	7,270
Current derivatives liabilities		87	133
Current lease liabilities	7.1	1,007	-
Current fixed assets payables		2,575	2,835
Trade payables		6,486	6,736
Customer contract liabilities		1,949	2,002
Current financial liabilities related to Orange Bank activities	10.1	4,566	4,835
Current employee benefits		2,332	2,392
Current provision for dismantling		10	11
Current restructuring provision		126	159
Other current liabilities		1,801	1,788
Operating taxes and levies payables		1,571	1,322
Current tax payables		621	755
Deferred income		114	58
Total current liabilities		29,134	30,296
Liabilities related to assets held for sale		-	-
Total equity and liabilities		103,941	96,592
(1) The effects of IFRS 16 application are described in Note 2.

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Consolidated statements of changes in shareholders' equity

(in millions of euros)	Note	Attributable to owners of the parent company							Attributable to non-controlling interests			Total equity
		Number of issued shares	Share capital	Share premiums and statutory reserve	Subor-dinated notes	Reserves	Other compre- hensive income	Total	Reserves	Other compre- hensive income	Total
Balance as of January 1, 2018		2,660,056,599	10,640	16,859	5,803	(1,851)	(476)	30,975	2,323	214	2,537	33,512
Effect of IFRS 9 application		-	-	-	-	20	(39)	(19)	(4)	-	(4)	(23)
Balance as of January 1, 2018 after effect of IFRS 9 application		2,660,056,599	10,640	16,859	5,803	(1,831)	(515)	30,956	2,319	214	2,533	33,489
Consolidated comprehensive income		-	-	-	-	789	(129)	660	90	(6)	84	744
Share-based compensation		-	-	-	-	26	-	26	2	-	2	28
Purchase of treasury shares		-	-	-	-	(63)	-	(63)	-	-	-	(63)
Dividends		-	-	-	-	(1,064)	-	(1,064)	(244)	-	(244)	(1,308)
Subordinated notes remuneration		-	-	-	-	(178)	-	(178)	-	-	-	(178)
Changes in ownership interests with gain/loss of control		-	-	-	-	0	-	0	(0)	-	(0)	-
Other movements		-	-	-	-	(11)	-	(11)	36	-	36	25
Balance as of June 30, 2018		2,660,056,599	10,640	16,859	5,803	(2,332)	(644)	30,326	2,203	208	2,411	32,737
Consolidated comprehensive income		-	-	-	-	1,165	73	1,238	114	15	129	1,367
Share-based compensation		-	-	-	-	20	-	20	2	-	2	22
Purchase of treasury shares		-	-	-	-	(35)	-	(35)	-	-	-	(35)
Dividends		-	-	-	-	(796)	-	(796)	(2)	-	(2)	(798)
Subordinated notes remuneration		-	-	-	-	(102)	-	(102)	-	-	-	(102)
Changes in ownership interests with no gain/loss of control		-	-	-	-	(3)	-	(3)	(9)	-	(9)	(12)
Changes in ownership interests with gain/loss of control		-	-	-	-	(0)	-	(0)	11	-	11	11
Other movements		-	-	-	-	21	-	21	38	-	38	59
Balance as of December 31, 2018		2,660,056,599	10,640	16,859	5,803	(2,062)	(571)	30,669	2,357	223	2,580	33,249
Effect of IFRS 16 application (1)		-	-	-	-	2	-	2	-	-	-	2
Balance as of January 1, 2019 after effect of IFRS 16 application		2,660,056,599	10,640	16,859	5,803	(2,060)	(571)	30,671	2,357	223	2,580	33,251
Consolidated comprehensive income		-	-	-	-	1,039	(117)	922	98	13	111	1,033
Share-based compensation		-	-	-	-	27	-	27	4	-	4	31
Purchase of treasury shares	11.2	-	-	-	-	(1)	-	(1)	-	-	-	(1)
Dividends	11.3	-	-	-	-	(1,061)	-	(1,061)	(243)	-	(243)	(1,304)
Subordinated notes remuneration	11.6	-	-	-	-	(194)	-	(194)	-	-	-	(194)
Changes in ownership interests with no gain/loss of control		-	-	-	-	1	-	1	(4)	-	(4)	(3)
Changes in ownership interests with gain/loss of control		-	-	-	-	-	-	-	-	-	-	-
Other movements		-	-	-	-	(54)	-	(54)	19	-	19	(35)
Balance as of June 30, 2019		2,660,056,599	10,640	16,859	5,803	(2,303)	(688)	30,311	2,231	236	2,467	32,778
(1) The effects of IFRS 16 application are described in Note 2.
[Back to contents] 48

> Analysis of changes in shareholders' equity related to components of the other comprehensive income

(in millions of euros)	Attributable to owners of the parent company								Attributable to non-controlling interests							Total other compre- hensive income
	Assets available for sale	Assets at fair value	Hedging instruments	Translation adjustment	Actuarial gains and losses	Deferred tax	Other compre- hensive income of associates and joint ventures (2)	Total	Assets available for sale	Assets at fair value	Hedging instruments	Translation adjustment	Actuarial gains and losses	Deferred tax	Total
Balance as of January 1, 2018	56	-	(196)	27	(541)	218	(40)	(476)	(1)	-	(4)	232	(16)	3	214	(262)
Effect of IFRS 9 application	(56)	17	-	-	-	-	-	(39)	1	(1)	-	-	-	-	-	(39)
Balance as of January 1, 2018 after effect of IFRS 9 application	-	17	(196)	27	(541)	218	(40)	(515)	-	(1)	(4)	232	(16)	3	214	(301)
Variation	-	(3)	(170)	(40)	30	54	-	(129)	-	(0)	2	(8)	-	(0)	(6)	(135)
Balance as of June 30, 2018	-	14	(366)	(13)	(511)	272	(40)	(644)	-	(1)	(2)	224	(16)	3	208	(436)
Variation	-	(24)	102	28	7	(40)	-	73	-	(3)	(1)	13	8	(2)	15	88
Balance as of December 31, 2018	-	(10)	(264)	15	(504)	232	(40)	(571)	-	(4)	(3)	237	(8)	1	223	(348)
Effect of IFRS 16 application (1)	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-	-
Balance as of January 1, 2019 after effect of IFRS 16 application	-	(10)	(264)	15	(504)	232	(40)	(571)	-	(4)	(3)	237	(8)	1	223	(348)
Variation	-	41	(180)	37	(89)	74	-	(117)	-	4	(4)	13	0	0	13	(104)
Balance as of June 30, 2019	-	31	(444)	52	(593)	306	(40)	(688)	-	(0)	(7)	250	(8)	1	236	(452)

(1) The effects of IFRS 16 application are described in Note 2.
(2) Amounts excluding translation adjustment.
[Back to contents] 49

Consolidated statement of cash flows

(in millions of euros)	Note	June 30, 2019	June 30, 2018
Operating activities
Consolidated net income		1,137	879
Non-monetary items and reclassified items for presentation
Operating taxes and levies		1,207	1,251
Gains (losses) on disposal of fixed assets, investments and activities	6.1	(68)	0
Other gains and losses (1)		(7)	(41)
Depreciation and amortization of fixed assets		3,500	3,457
Depreciation and amortization of financed assets	6.2	3	-
Depreciation and amortization of right-of-use assets(2)	7.2	609	-
Changes in provisions		(251)	(440)
Reclassification of cumulative translation adjustment from liquidated entities		(2)	(1)
Impairment of goodwill	5	-	56
Impairment of fixed assets		-	1
Impairment of right-of-use assets (2)	7.2	24	-
Share of profits (losses) of associates and joint ventures		4	3
Net income after tax of discontinued operations		-	-
Operational net foreign exchange and derivatives		8	(2)
Finance costs, net		738	912
Income tax	8	513	559
Share-based compensation		30	28
Changes in working capital
Decrease (increase) in inventories, gross		18	(45)
Decrease (increase) in trade receivables, gross		(219)	(69)
Increase (decrease) in trade payables		(239)	(284)
Changes in other customer contract assets and liabilities		(22)	23
Changes in other assets and liabilities (3)		(468)	(119)
Other net cash out
Operating taxes and levies paid		(986)	(979)
Dividends received		14	16
Interest paid and interest rates effects on derivatives, net (4)		(764)	(738)
Income tax paid		(640)	(290)
Net cash provided by operating activities (a)		4,139	4,177
o/w discontinued operations		-	-

Investing activities
Purchases (sales) of property, plant and equipment and intangible assets
Purchases of property, plant and equipment and intangible assets (5)		(4,150)	(3,400)
Increase (decrease) in fixed assets payables		7	(314)
Proceeds from sales of property, plant and equipment and intangible assets		151	38
Cash paid for investment securities, net of cash acquired
Business & Decision		-	(38)
Others		(126)	8
Investments in associates and joint ventures		-	-
Purchases of equity securities measured at fair value		(25)	(60)
Proceeds from sales of investment securities, net of cash transferred		2	1
Decrease (increase) in securities and other financial assets
Investments at fair value, excluding cash equivalents		(28)	508
Other (6)		11	(550)
Net cash used in investing activities (b)		(4,158)	(3,807)
o/w discontinued operations		-	-

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(in millions of euros)	Note	June 30, 2019	June 30, 2018
Financing activities
Medium and long-term debt issuances	9.4	4,884	2,947
Medium and long-term debt redemptions and repayments	9.4	(1,520)	(1,995)
Repayments of lease liabilities (2)		(678)	-
Increase (decrease) of bank overdrafts and short-term borrowings		(723)	(414)
Decrease (increase) of cash collateral deposits		(150)	145
Exchange rates effects on derivatives, net		64	(2)
Subordinated notes issuances (purchases)		0	-
Coupon and other fees on subordinated notes issuance	11.6	(267)	(178)
Purchases of treasury shares - Orange Vision 2020 free share award plan	11.2	-	(71)
Other proceeds (purchases) from treasury shares	11.2	(1)	8
Capital increase (decrease) - owners of the parent company		-	-
Capital increase (decrease) - non-controlling interests		41	35
Changes in ownership interests with no gain / loss of control		(3)	1
Dividends paid to owners of the parent company	11.3	(1,061)	(1,064)
Dividends paid to non-controlling interests	11.4	(243)	(185)
Net cash used in financing activities (c)		343	(773)
o/w discontinued operations		-	-
Net change in cash and cash equivalents (a) + (b) + (c)		324	(403)

Net change in cash and cash equivalents
Cash and cash equivalents in the opening balance		5,634	5,810
o/w continuing operations		5,634	5,810
o/w discontinued operations		-	-
Cash change in cash and cash equivalents		324	(403)
Non-cash change in cash and cash equivalents		2	(1)
Cash and cash equivalents in the closing balance		5,960	5,406

(1) As of June 30, 2018, was relating to the gains (losses) on disposal of fixed assets in the amount of (41) million euros.
(2) The effects of IFRS 16 application are described in Note 2.3.1.
(3) Including flows from operating activities related to Orange Bank and excluding operating tax receivables and payables.
(4) Including interests paid on lease liabilities in the amount of (46) million euros.

(5) Investments in financed assets amounting to 66 million euros as of June 30, 2019 have no effect on the statement of cash flows at the time of acquisition (see Note 6.2).

As of June 30, 2018, investments in property, plant, equipment and intangible assets financed through finance leases as of June 30, 2018 amounting to 35 million euros had no impact on the statement of cash flows at the time of acquisition (see Note 6.2).

(6) As of June 30, 2018, including escrowed amount of (346) million euros related to the Digicel litigation.
[Back to contents] 51

Notes to the consolidated financial statements

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NOTE 1        Segment information

1.1       Segment revenue

	France	Spain	Europe
(in millions of euros)

June 30, 2019
Revenue	8,874	2,624	2,789
Convergence services	2,153	1,049	293
Mobile services only	1,168	584	1,065
Fixed services only	2,054	254	326
IT & integration services	-	3	84
Wholesale	2,672	418	530
Equipment sales	578	316	401
Other revenue	249	-	90
External	8,543	2,602	2,748
Inter-operating segments	331	22	41

June 30, 2018
Revenue	8,952	2,634	2,775
Convergence services	2,196	1,065	213
Mobile services only	1,183	609	1,092
Fixed services only	2,105	245	357
IT & integration services	-	-	67
Wholesale	2,615	371	574
Equipment sales	611	344	398
Other revenue	242	-	74
External	8,670	2,616	2,732
Inter-operating segments	282	18	43

(1) Including, in 2019, revenue of 2,593 million euros in France, 5 million euros in Spain, 638 million euros in other European countries and 534 million euros in other countries.

Including, in 2018, revenue of 2,572 million euros in France, 15 million euros in Spain, 324 million euros in other European countries and 619 million euros in other countries.

(2) Including revenue of 687 million euros in France in 2019 and 700 million euros in 2018.
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Africa & Middle-East	Enterprise (1)	International Carriers & Shared Services (2)	Eliminations	Total telecom activities	Orange Bank	Eliminations telecom activites / bank	Orange consolidated financial statements

2,737	3,770	747	(966)	20,575	-	(2)	20,573
-	-	-	-	3,495	-	-	3,495
2,042	367	-	(22)	5,204	-	-	5,204
240	1,978	-	(88)	4,764	-	-	4,764
6	1,318	-	(75)	1,336	-	(2)	1,334
391	18	542	(708)	3,863	-	-	3,863
45	89	-	(1)	1,428	-	-	1,428
13	-	205	(72)	485	-	-	485
2,624	3,583	473	-	20,573	-	-	20,573
113	187	274	(966)	2	-	(2)	-

2,524	3,530	759	(910)	20,264	-	(2)	20,262
-	-	-	-	3,474	-	-	3,474
1,858	366	-	(18)	5,090	-	-	5,090
204	1,996	-	(90)	4,817	-	-	4,817
6	1,049	-	(68)	1,054	-	(2)	1,052
403	17	569	(658)	3,891	-	-	3,891
40	102	-	(5)	1,490	-	-	1,490
13	-	190	(71)	448	-	-	448
2,419	3,344	481	-	20,262	-	-	20,262
105	186	278	(910)	2	-	(2)	-

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1.2       Segment revenue to net income of continuing operations as of June 30, 2019

(in millions of euros)	France	Spain	Europe	Africa & Middle-East

Revenue	8,874	2,624	2,789	2,737
External purchases	(3,309)	(1,448)	(1,581)	(1,199)
Other operating income	686	99	70	23
Other operating expenses	(264)	(107)	(89)	(93)
Labor expenses	(1,930)	(135)	(344)	(249)
Operating taxes and levies	(684)	(86)	(59)	(253)
Gains (losses) on disposal of fixed assets, investments and activities	-	-	-	-
Restructuring costs	-	-	-	-
Depreciation and amortization of financed assets	(3)	-	-	-
Depreciation and amortization of right-of-use assets	(84)	(154)	(71)	(64)
Impairment of right-of-use assets	-	-	-	-
Interests on debts related to financed assets(3)	(0)	-	-	-
Interests on lease liabilities(3)	(5)	(6)	(7)	(34)
EBITDAaL (1)	3,281	787	708	868
Significant litigations	-	-	-	-
Specific labour expenses	(31)	-	-	-
Fixed assets, investments and businesses portfolio review	-	-	11	5
Restructuring programs costs	(24)	(6)	(5)	(2)
Acquisition and integration costs	-	-	(1)	-
Depreciation and amortization of fixed assets	(1,582)	(533)	(550)	(471)
Reclassification of translation adjustment from liquidated entities	-	-	-	2
Impairment of fixed assets	-	-	-	(1)
Share of profits (losses) of associates and joint ventures	-	-	-	-
Elimination of interests on debts related to financed assets(3)	0	-	-	-
Elimination of interests on lease liabilities(3)	5	6	7	34
Operating Income	1,649	254	170	435
Cost of gross financial debt excluding financed assets
Interests on debts related to financed assets(3)
Gains (losses) on assets contributing to net financial debt
Foreign exchange gain (loss)
Interests on lease liabilities(3)
Other net financial expenses
Effects resulting from BT stake
Finance costs, net
Income Tax
Consolidated net income of continuing operations
(1) See Note 1.8. for EBITDAaL adjustments.

(2) Orange Bank's net banking income is recognized in other operating income and amounts to 15 million euros as of June 30, 2019. The cost of risk is included in other operating expenses and amounts to (4) million euros as of June 30, 2019.

(3) Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement. Interest expenses on liabilities related to financed assets and interests expenses on lease liabilities are included in segment EBITDAaL. They are excluded from segment operating income and included in net finance costs presented in the consolided income statement.

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Enterprise	International Carriers & Shared Services	Elimination telecom activities	Total telecom activities	Orange Bank (2)	Eliminations telecom activites / bank	Total	Presentation adjustments (3)	Orange consolidated financial statements

3,770	747	(966)	20,575	-	(2)	20,573	-	20,573
(1,896)	(1,043)	1,958	(8,518)	(47)	3	(8,562)	-	(8,562)
78	1,034	(1,659)	331	17	(7)	341	-	341
(311)	5	667	(192)	(10)	7	(195)	(6)	(201)
(964)	(662)	-	(4,284)	(36)	-	(4,320)	(114)	(4,434)
(63)	(62)	-	(1,207)	-	-	(1,207)	-	(1,207)
-	-	-	-	-	-	-	68	68
-	-	-	-	-	-	-	(52)	(52)
-	-	-	(3)	-	-	(3)	-	(3)
(47)	(187)	-	(607)	(2)	-	(609)	-	(609)
-	-	-	-	-	-	-	(24)	(24)
-	-	-	(0)	-	-	(0)	0	-
(2)	(6)	-	(60)	-	-	(60)	60	-
565	(174)	-	6,035	(78)	1	5,958	(68)	-
-	(65)	-	(65)	-	-	(65)	65	-
(1)	(14)	-	(46)	-	-	(46)	46	-
-	52	-	68	-	-	68	(68)	-
(10)	(28)	-	(75)	-	-	(75)	75	-
(4)	(5)	-	(10)	-	-	(10)	10	-
(195)	(159)	-	(3,490)	(10)	-	(3,500)	-	(3,500)
-	-	-	2	-	-	2	-	2
1	-	-	0	-	-	0	-	0
2	(6)	-	(4)	-	-	(4)	-	(4)
-	-	-	0	-	-	0	(0)	-
2	6	-	60	-	-	60	(60)	-
360	(393)	-	2,475	(88)	1	2,388	-	2,388
								(575)
								(0)
								4
								(2)
								(60)
								14
								(119)
								(738)
								(513)
								1,137

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1.3       Segment revenue to segment operating income as of June 30, 2018

(in millions of euros)	France	Spain	Europe	Africa & Middle-East	Enterprise

Revenue	8,952	2,634	2,775	2,524	3,530
External purchases	(3,375)	(1,596)	(1,638)	(1,239)	(1,801)
Other operating income	690	66	71	47	69
Other operating expenses	(255)	(107)	(61)	(100)	(325)
Labor expenses	(2,006)	(130)	(350)	(226)	(831)
Operating taxes and levies	(740)	(84)	(60)	(212)	(63)
Gains (losses) on disposal	-	-	-	-	-
Restructuring and integration costs	-	-	-	-	-
Adjusted EBITDA (1)	3,266	783	737	794	579
Significant litigations	-	(31)	-	-	-
Specific labour expenses	(23)	-	-	-	(1)
Investments and businesses portfolio review	-	-	-	-	(0)
Restructuring and integration costs	(6)	(8)	(3)	(10)	(9)
Reported EBITDA (1)	3,237	744	734	784	569
Depreciation and amortization	(1,573)	(538)	(582)	(431)	(185)
Reclassification of cumulative translation adjustment from liquidated entities	-	-	-	-	-
Impairment of goodwill	-	-	-	(56)	-
Impairment of fixed assets	-	-	-	-	-
Share of profits (losses) of associates and joint ventures	-	-	-	1	(1)
Operating income	1,664	206	152	298	383
(1) See Note 1.8. for EBITDA adjustments.

(2) Orange Bank's net banking income is recognized in other operating income and amounts to 26 million euros as of June 30, 2018. The cost of risk is included in other operating expenses and amounts to (3) million euros as of June 30, 2018.

(3) Presentation adjustments allow the reallocation of the lines of specific items identified in the segment information to the operating revenue and expense lines presented in the consolidated income statement.

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International Carriers & Shared Services	Elimination telecom activities	Total telecom activities	Orange Bank (2)	Eliminations telecom activites / bank	Total	Presentation adjustments (3)	Orange consolidated financial statements

759	(910)	20,264	-	(2)	20,262	-	20,262
(1,237)	1,932	(8,954)	(38)	2	(8,990)	-	(8,990)
1,062	(1,699)	306	26	(8)	324	-	324
(7)	677	(178)	(13)	9	(182)	(3)	(185)
(633)	-	(4,176)	(34)	-	(4,210)	(22)	(4,232)
(60)	-	(1,219)	(1)	-	(1,220)	(31)	(1,251)
-	-	-	-	-	-	(0)	(0)
-	-	-	-	-	-	(62)	(62)
(116)	-	6,043	(60)	1	5,984	(118)
(1)	-	(32)	-	-	(32)	32	-
-	-	(24)	-	-	(24)	24	-
-	-	(0)	-	-	(0)	0	-
(26)	-	(62)	-	-	(62)	62	-
(143)	-	5,925	(60)	1	5,866	-	5,866
(140)	-	(3,449)	(8)	-	(3,457)	-	(3,457)
1	-	1	-	-	1	-	1
-	-	(56)	-	-	(56)	-	(56)
(1)	-	(1)	-	-	(1)	-	(1)
(3)	-	(3)	-	-	(3)	-	(3)
(286)	-	2,417	(68)	1	2,350	-	2,350

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1.4       Segment investments

	France	Spain	Europe
(in millions of euros)

June 30, 2019
eCapex (1)	1,862	529	407
Proceeds from sales of property, plant and equipment and intangible assets	47	-	17
Telecommunications licenses	-	297	-
Financed assets	66	-	-
Total investments (5)	1,975	826	424

June 30, 2018
Capex (2)	1,669	578	389
Telecommunications licenses	(1)	3	7
Finance leases	1	7	15
Total investments (6)	1,669	588	411

(1) See Note 1.8. for eCapex definition.
(2) See Note 1.8. for Capex definition.
(3) Including investments in tangible and intangible assets in France for 132 million euros in 2019 and 134 million euros in 2018.
(4) Including investments in tangible and intangible assets in France for 138 million euros in 2019 and 136 million euros in 2018.
(5) Including 1,338 million euros for other intangible assets and 2,878 million euros for tangible assets.
(6) Including 2,637 milliion euros for other intangible assets and 798 million euros for tangible assets.

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Africa & Middle-East	Enterprise (3)	International Carriers & Shared Services (4)	Eliminations telecom activities and unallocated items	Total telecom activities	Orange Bank	Eliminations telecom activities / bank	Orange consolidated financial statements

418	197	80	-	3,493	16	-	3,509
7	1	59	-	131	-	-	131
213	-	-	-	510	-	-	510
-	-	-	-	66	-	-	66
638	198	139	-	4,200	16	-	4,216

408	168	137	-	3,349	20	-	3,369
22	-	-	-	31	-	-	31
-	12	-	-	35	-	-	35
430	180	137	-	3,415	20	-	3,435

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1.5       Segment assets

	France	Spain	Europe
(in millions of euros)

June 30, 2019
Goodwill	14,364	6,837	2,608
Other intangible assets	3,881	2,005	2,009
Property, plant and equipment	14,691	3,741	4,035
Right-of-use assets	1,171	1,158	852
Interests in associates and joint ventures	3	-	4
Non-current assets included in the calculation of net financial debt	-	-	-
Other	10	17	17
Total non-current assets	34,120	13,758	9,525
Inventories	501	64	149
Trade receivables	1,677	716	1,215
Other customer contract assets	397	144	350
Prepaid expenses	55	302	60
Current assets included in the calculation of net financial debt	-	-	-
Other	625	59	64
Total current assets	3,255	1,285	1,838
Assets held for sale	-	-	-
Total assets	37,375	15,043	11,363

December 31, 2018
Goodwill	14,364	6,840	2,581
Other intangible assets	3,921	1,778	2,015
Property, plant and equipment	14,306	3,730	4,150
Interests in associates and joint ventures	-	1	4
Non-current assets included in the calculation of net financial debt	-	-	-
Other	11	17	15
Total non-current assets	32,602	12,366	8,765
Inventories	505	79	171
Trade receivables	1,506	699	1,227
Other customer contract assets	443	140	363
Prepaid expenses	68	241	35
Current assets included in the calculation of net financial debt	-	-	-
Other	776	60	75
Total current assets	3,298	1,219	1,871
Assets held for sale	-	-	-
Total assets	35,900	13,585	10,636

(1) Including tangible and intangible assets for 598 million euros in France in 2019 and 632 million euros in 2018.
(2) Including tangible and intangible assets for 1,735 million euros in France in 2019 and 2,151 million euros in 2018. Intangible assets also include the Orange brand for 3,133 million euros.
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Africa & Middle-East	Enterprise (1)	International Carriers & Shared Services (2)	Eliminations telecom activities and unallocated items	Total telecom activities	Orange Bank	Eliminations telecom activities / bank	Orange consolidated financial statements

1,539	1,886	18	-	27,252	-	-	27,252
2,280	480	3,773	-	14,428	90	-	14,518
3,535	503	1,107	-	27,612	5	-	27,617
873	284	1,810	-	6,148	27	-	6,175
77	2	10	-	96	-	-	96
-	-	-	941	941	-	-	941
24	22	18	2,621	2,729	1,632	(27)	4,334
8,328	3,177	6,736	3,562	79,206	1,754	(27)	80,933
76	70	91	-	951	-	-	951
782	854	1,039	(729)	5,554	2	(29)	5,527
10	229	-	-	1,130	-	-	1,130
174	83	117	(20)	771	6	-	777
-	-	-	8,435	8,435	-	-	8,435
874	172	862	103	2,759	3,432	(3)	6,188
1,916	1,408	2,109	7,789	19,600	3,440	(32)	23,008
-	-	-	-	-	-	-	-
10,244	4,585	8,845	11,351	98,806	5,194	(59)	103,941

1,542	1,830	17	-	27,174	-	-	27,174
2,106	388	3,780	1	13,989	84	-	14,073
3,443	540	1,519	-	27,688	5	-	27,693
82	-	17	-	104	-	-	104
-	-	-	816	816	-	-	816
23	23	19	3,123	3,231	1,637	(27)	4,841
7,196	2,781	5,352	3,940	73,002	1,726	(27)	74,701
82	49	79	-	965	-	-	965
761	821	946	(631)	5,329	-	(34)	5,295
8	212	-	-	1,166	-	-	1,166
89	71	82	(17)	569	2	-	571
-	-	-	7,886	7,886	-	-	7,886
811	174	374	51	2,321	3,687	-	6,008
1,751	1,327	1,481	7,289	18,236	3,689	(34)	21,891
-	-	-	-	-	-	-	-
8,947	4,108	6,833	11,229	91,238	5,415	(61)	96,592

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1.6       Segment equity and liabilities

	France	Spain	Europe
(in millions of euros)

June 30, 2019
Equity	-	-	-
Non-current lease liabilities	1,045	864	754
Fixed assets payables	48	400	283
Non-current employee benefits	1,622	12	33
Non-current liabilities included in the calculation of net financial debt	-	-	-
Other	589	114	242
Total non-current liabilities	3,304	1,390	1,312
Current lease liabilities	74	302	94
Fixed assets payables	960	605	315
Trade payables	2,486	981	843
Customer contracts liabilities	1,056	54	323
Current employee benefits	1,261	31	105
Deferred income	33	-	3
Current liabilities included in the calculation of net financial debt	-	-	-
Other	910	161	280
Total current liabilities	6,780	2,134	1,963
Liabilities related to assets held for sale	-	-	-
Total equity and liabilities	10,084	3,524	3,275

December 31, 2018
Equity	-	-	-
Fixed assets payables	48	119	291
Non-current employee benefits	1,726	11	33
Non-current liabilities included in the calculation of net financial debt	-	-	-
Other	635	126	243
Total non-current liabilities	2,409	256	567
Fixed assets payables	1,116	598	398
Trade payables	2,598	1,055	926
Customer contracts liabilities	1,091	66	322
Current employee benefits	1,307	38	102
Deferred income	2	-	3
Current liabilities included in the calculation of net financial debt	-	-	-
Other	846	148	253
Total current liabilities	6,960	1,905	2,004
Liabilities related to assets held for sale	-	-	-
Total equity and liabilities	9,369	2,161	2,571
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Africa & Middle-East	Enterprise	International Carriers & Shared Services	Eliminations telecom activities and unallocated items	Total telecom activities	Orange Bank	Eliminations telecom activities / bank	Orange consolidated financial statements

-	-	-	32,724	32,724	54	-	32,778
732	272	1,637	-	5,304	34	-	5,338
179	-	-	-	910	-	-	910
72	278	733	-	2,750	8	-	2,758
-	-	-	31,023	31,023	-	-	31,023
52	37	78	796	1,908	119	(27)	2,000
1,035	587	2,448	31,819	41,895	161	(27)	42,029
156	18	363	-	1,007	-	-	1,007
523	73	100	(1)	2,575	-	-	2,575
1,184	731	912	(729)	6,408	107	(29)	6,486
133	279	123	(19)	1,949	-	-	1,949
83	397	449	-	2,326	6	-	2,332
47	20	12	(1)	114	-	-	114
-	-	-	5,978	5,978	-	(2)	5,976
1,116	252	852	259	3,830	4,866	(1)	8,695
3,242	1,770	2,811	5,487	24,187	4,979	(32)	29,134
-	-	-	-	-	-	-	-
4,277	2,357	5,259	70,030	98,806	5,194	(59)	103,941

-	-	-	33,151	33,151	98	-	33,249
154	-	-	-	612	-	-	612
64	264	717	-	2,815	8	-	2,823
-	-	-	27,461	27,461	-	-	27,461
59	46	180	791	2,080	98	(27)	2,151
277	310	897	28,252	32,968	106	(27)	33,047
528	58	138	(1)	2,835	-	-	2,835
1,081	689	917	(631)	6,635	135	(34)	6,736
127	283	129	(16)	2,002	-	-	2,002
68	398	471	-	2,384	8	-	2,392
44	2	7	-	58	-	-	58
-	-	-	7,403	7,403	-	-	7,403
1,069	273	833	381	3,803	5,067	-	8,870
2,917	1,703	2,495	7,136	25,120	5,210	(34)	30,296
-	-	-	-	-	-	-	-
3,194	2,013	3,392	68,539	91,239	5,414	(61)	96,592
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1.7       Simplified statement of cash flows on telecommunication and banking activities

	June 30, 2019

(in millions of euros)	Telecom activities	Orange Bank	Eliminations telecom activities / Orange Bank	Orange consolidated financial statement
Operating activities
Consolidated net income	1,224	(87)	-	1,137
Non-monetary items and reclassified items for presentation	6,267	41	-	6,308
Changes in working capital
Decrease (increase) in inventories, gross	18	-	-	18
Decrease (increase) in trade receivables, gross	(210)	(2)	(7)	(219)
Increase (decrease) in trade payables	(226)	(20)	7	(239)
Changes in other customer contract assets and liabilities	(22)	-	-	(22)
Changes in other assets and liabilities	(134)	(334)	-	(468)
Other net cash out
Operating taxes and levies paid	(986)	-	-	(986)
Dividends received	14	-	-	14
Interest paid and interest rates effects on derivatives, net	(764) (1)	-	-	(764)
Income tax paid	(640)	-	-	(640)
Net cash provided by operating activities (a)	4,541	(402)	-	4,139
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets	(3,976)	(16)	-	(3,992)
Cash paid for investment securities, net of cash acquired	(126)	-	-	(126)
Purchases of equity securities measured at fair value	(25)	-	-	(25)
Proceeds from sales of investment securities, net of cash transferred	2	-	-	2
Decrease (increase) in securities and other financial assets	(28)	9	2	(17)
Net cash used in investing activities (b)	(4,153)	(7)	2	(4,158)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	4,884	-	-	4,884
Medium and long-term debt redemptions and repayments	(1,520)	-	-	(1,520)
Lease liabilities repayments	(676)	(2)	-	(678)
Increase (decrease) of bank overdrafts and short-term borrowings	(730)	9	(2)	(723)
Decrease (increase) of cash collateral deposits	(125)	(25)	-	(150)
Exchange rates effects on derivatives, net	64	-	-	64
Other cash flows
Issuances (purchases) of subordinated notes	0	-	-	0
Coupon on subordinated notes	(267)	-	-	(267)
Purchases of treasury shares - Orange Vision 2020 free share award plan	-	-	-	-
Other proceeds (purchases) from treasury shares	(1)	-	-	(1)
Capital increase (decrease) - non-controlling interests	(59) (2)	100 (2)	-	41
Changes in ownership interests with no gain / loss of control	(3)	-	-	(3)
Dividends paid to owners of the parent company	(1,061)	-	-	(1,061)
Dividends paid to non-controlling interests	(243)	-	-	(243)
Net cash used in financing activities (c)	263	82	(2)	343

Cash and cash equivalents in the opening balance	5,081	553	-	5,634
Cash change in cash and cash equivalents (a) + (b) + (c)	651	(327)	-	324
Exchange rates changes on cash and cash equivalents	2	-	-	2
Cash and cash equivalents in the closing balance	5,734	226	-	5,960
(1) Including (46) million euros of interests paid on lease liabilities.
(2) Of which 65 million euros in Orange Bank share capital invested by Orange.

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	June 30, 2018

(in millions of euros)	Telecom activities	Orange Bank	Eliminations telecom activities / Orange Bank	Orange consolidated financial statement
Operating activities
Consolidated net income	949	(70)	-	879
Non-monetary items and reclassified items for presentation	5,769	14	-	5,783
Changes in working capital
Decrease (increase) in inventories, gross	(45)	-	-	(45)
Decrease (increase) in trade receivables, gross	(84)	-	15	(69)
Increase (decrease) in trade payables	(262)	(7)	(15)	(284)
Changes in other customer contract assets and liabilities	23	-	-	23
Changes in other assets and liabilities	(158)	39	-	(119)
Other net cash out
Operating taxes and levies paid	(978)	(1)	-	(979)
Dividends received	16	-	-	16
Interest paid and interest rates effects on derivatives, net	(738)	-	-	(738)
Income tax paid	(291)	1	-	(290)
Net cash provided by operating activities (a)	4,201	(24)	-	4,177
Investing activities
Purchases (sales) of property, plant and equipment and intangible assets	(3,656)	(20)	-	(3,676)
Cash paid for investment securities, net of cash acquired	(29)	(1)	-	(30)
Purchases of equity securities measured at fair value	(60)	-	-	(60)
Proceeds from sales of investment securities, net of cash transferred	1	-	-	1
Decrease (increase) in securities and other financial assets	75	35	(152)	(42)
Net cash used in investing activities (b)	(3,669)	14	(152)	(3,807)
Financing activities
Cash flows from financing activities
Medium and long-term debt issuances	2,947	-	-	2,947
Medium and long-term debt redemptions and repayments	(1,995)	-	-	(1,995)
Increase (decrease) of bank overdrafts and short-term borrowings	(602)	36	152	(414)
Decrease (increase) of cash collateral deposits	145	(0)	-	145
Exchange rates effects on derivatives, net	(2)	-	-	(2)
Other cash flows
Coupon on subordinated notes	(178)	-	-	(178)
Purchase of treasury shares - Orange Vision 2020 free share award plan	(71)	-	-	(71)
Other proceeds (purchases) from treasury shares	8	-	-	8
Capital increase (decrease) - non-controlling interests	(50)(1)	85(1)	-	35
Changes in ownership interests with no gain / loss of control	1	-	-	1
Dividends paid to owners of the parent company	(1,064)	-	-	(1,064)
Dividends paid to non-controlling interests	(185)	-	-	(185)
Net cash used in financing activities (c)	(1,046)	121	152	(773)

Cash and cash equivalents in the opening balance	5,333	477	-	5,810
Cash change in cash and cash equivalents (a) + (b) + (c)	(514)	111	-	(403)
Exchange rates changes on cash and cash equivalents	(1)	-	-	(1)
Cash and cash equivalents in the closing balance	4,818	588	-	5,406
(1) Of which 55 million euros in Orange Bank share capital invested by Orange.
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1.8       Definition of operating segments and performance indicators

Accounting policies

Segment information

The decisions on the allocation of resources and the performance assessment of Orange's component parts (hereinafter referred to as "the Group") are made by the Chairman and Chief Executive Officer (main operational decision-maker) at operating segment level, mainly consisting of the geographical establishments. The operating segments are:

•France (Enterprise excluded);

•Spain;

•Poland, Belgium and Luxembourg and each Central European countries. The Europe aggregate combines the operating segments of this area;

•Sonatel subgroup (gathering Sonatel entities in Senegal, Orange Mali, Orange Bissau, Orange in Guinea and Orange in Sierra Leone), the Côte d'Ivoire subgroup (including Orange Côte d'Ivoire entities, Orange in Burkina Faso and Orange in Liberia) and each of the other countries in Africa and Middle East. The Africa and Middle East aggregate combines the operating segments of this area;

•Enterprise;

•the activities of International Carriers & Shared Services (IC&SS), which contain certain resources, mainly in the areas of networks, information systems, research and development and other shared Group activities, as well as the Orange brand;

•Orange Bank.

The use of shared resources, mainly provided by IC&SS, is taken into account in segment results based either on the terms of contractual agreements between legal entities, external benchmarks or by allocating costs among all the segments. The supply of shared resources is included in other revenues of the service provider, and the use of the resources is included in expenses of the service user. The cost of shared resources may be affected by changes in contractual relationships or organization and may therefore impact the segment results disclosed from one year to another.

Changes in operating performance indicators used in 2019

The Group applies the new standard IFRS 16 "Leases" prospectively from January 1, 2019.

The standard evolution has led the Group to change the key operating performance indicators used in 2019. EBITDAaL (for "EBITDA after Leases") and eCapex (for "economic Capex") are the new indicators used by Group's management.

Adjusted EBITDA, reported EBITDA and CAPEX remain the performance indicators used before 2019.

The new operating performance indicators are used by the Group:

•to manage and assess its operating and segment results; and

•to implement its investment and resource allocation strategy.

The Group’s management believes that the presentation of these indicators is relevant as it provides readers with the same management indicators as those used internally.

EBITDAaL corresponds to operating income before depreciation and amortization of fixed assets, effects resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment of goodwill and fixed assets, share of profits (losses) of associates and joint ventures, and after interests on debts related to financed assets and on lease liabilities, adjusted for:

•significant litigation;

•specific labor expenses;

•fixed assets, investments, and businesses portfolio review;

•restructuring program costs;

•acquisition and integration costs;

•and, where appropriate, other specific elements.

The measurement indicator allows for the effects of certain specific factors to be isolated, irrespective of their recurrence and the type of income and expense, when they are linked to:

•significant litigation:

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Associated procedures are based on third-party decisions (regulatory authority, court, etc.) and occurring over a different period to the activities at the source of the litigation. By their very nature, costs are difficult to predict in terms of their source, amount and period;

•specific labor expenses:

Independently of the departure plans included under restructuring costs, certain changes in the working hours of employees may have a negative impact on the period during which they are agreed and implemented. This primarily relates to the various "part-time for seniors plans" (TPS) in France;

•fixed assets, investments and businesses portfolio review:

The Group regularly reviews its fixed assets, investments and businesses portfolio: as part of this review, decisions to dispose of assets are implemented, which by their very nature have an impact on the period during which the disposal takes place. Since January 1, 2019 the Group includes the gains and losses on disposal of fixed assets under the review of fixed assets, investments and businesses portfolio;

•restructuring programs costs:

The adjustment of Group activities in line with changes in the business environment may also incur other types of transformation costs. These actions may have a negative effect on the period during which they are announced or implemented; for instance but not limited to, some of the transformation plans approved by the internal governance bodies;

•acquisition and integration costs:

The Group also incurs costs which are directly linked to the acquisition and integration of entities. These are primarily legal and advisory fees, registration fees and earn-outs;

•where applicable, other specific elements that are systematically specified in relation to income and/or expenses.

EBITDAaL is not a financial aggregate as defined by IFRS and is not comparable to similarly titled indicators used by other groups. It is provided as additional information only and should not be considered as a substitute for operating income or cash flow provided by operating activities.

eCapex relate to acquisitions of property, plant and equipment and intangible assets excluding telecommunications licenses and financed assets and less the price of disposal of property, plant and equipment and intangible assets. They are used internally as an indicator to allocate resources. eCapex are not a financial aggregate defined by IFRS and may not be comparable to similarly-titled indicators used by other companies.

Operating performance indicators used in 2018

Reported EBITDA corresponds to operating income before depreciation and amortization, effects resulting from business combinations, reclassification of cumulative translation adjustment from liquidated entities, impairment of goodwill and fixed assets and share of profits (losses) of associates and joint ventures.

Adjusted EBITDA corresponds to reported EBITDA, adjusted for significant litigation, specific labor expenses, review of the investments and business portfolio, restructuring and integration costs and, where appropriate, other specific elements.

This measurement indicator allows for the effects of certain specific factors to be isolated from reported EBITDA, irrespective of their recurrence and the type of income or expense, when they are linked to:

•significant litigation:

Associated procedures are based on third- party decisions (regulatory authority, court, etc.) and occurring over a different period to the activities at the source of the litigation. By their very nature, costs are difficult to predict in terms of their source, amount and period;

•specific labor expenses:

Independently of the departure plans included under restructuring costs, certain changes in the working hours of employees may have a negative impact on the period during which they are agreed and implemented. This primarily relates to the various "part-time for seniors plans" (TPS) in France;

•investments and businesses portfolio review:

The Group regularly reviews its investments and businesses portfolio: as part of this review, decisions to dispose of assets are implemented, which by their very nature have an impact on the period during which the disposal takes place. The corresponding gains (losses) on disposal affect either reported EBITDA or the net income from discontinued operations;

•restructuring and integration costs:

The adjustment of Group activities in line with changes in the business environment may also incur other types of transformation costs. These actions may have a negative effect on the period during which they are announced or implemented; for instance but not limited to, some of the transformation plans approved by the internal governance bodies;

•where applicable, other specific elements that are systematically specified in relation to income and/or expenses.

Adjusted EBITDA and reported EBITDA are not financial aggregates as defined by IFRS and are not comparable to similarly titled indicators used by other groups. They are provided as additional information only and should not be considered as a substitute for operating income or cash flow provided by operating activities.

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CAPEX relate to the acquisition of tangible and intangible assets excluding telecommunications licenses and investments financed through finance leases and are used internally as an indicator to allocate resources. CAPEX are not a financial aggregate defined by IFRS and may not be comparable to similarly-titled indicators used by other companies.

Assets and Liabilities

Inter-segment assets and liabilities are reported in each operating segment.

Non-allocated assets and liabilities for the telecommunications business, mainly include external financial debt, external cash and cash equivalents, current and deferred tax assets and liabilities, as well as equity. Financial debt and investments between these segments are presented as non-allocated elements.

For Orange Bank, the line "Other" includes the assets and liabilities listed above, as well as the loans and receivables and debts related to the Bank’s activity.

NOTE 2        Basis of preparation of the consolidated financial statements

This note describes the changes in accounting policies since the publication of the 2018 consolidated financial statements and applied by Orange ("the Group") in the preparation of its interim financial statements for the half-year ended June 30, 2019.

2.1       Basis of preparation of the financial statements

The condensed consolidated financial statements and notes for the first half of 2019 were prepared under the responsibility of the Board of Directors on July 24, 2019.

In accordance with European Regulation no. 1606/2002 dated July 19, 2002, the interim financial statements were prepared in accordance with IAS 34 "Interim Financial Reporting", as endorsed by the European Union (EU) and published by the IASB.

The interim financial statements were prepared using the same accounting policies as the financial statements for the year ended December 31, 2018, with the exception of the specific requirements of IAS 34. Compared with December 31, 2018, the interim financial statements include the effects of initial application of new standards and notably IFRS 16 "Leases". These effects are described in Note 2.3.

For the reported periods, the accounting standards and interpretations endorsed by the EU are similar to the compulsory standards and interpretations published by the IASB, with the exception of standards and interpretations currently being endorsed, which has no effect on the Group’s accounts. Consequently, the Group’s financial statements are prepared in accordance with the IFRS standards and interpretations, as published by the IASB.

When a specific transaction is not dealt with in any standard or interpretation, Group management uses its judgment to define and apply an accounting policy that will result in relevant and reliable information, such that the financial statements:

•fairly present the Group’s financial position, financial performance and cash flows;

•reflect the economic substance of transactions;

•are neutral;

•are prepared on a prudent basis; and

•are complete in all material respects.

2.2       Use of estimates and judgement

Orange’s management uses its judgment to define the appropriate accounting treatment of certain transactions and makes estimates insofar as many items included in the financial statements cannot be measured with precision or current IFRS standards and interpretations do not specifically deal with the related accounting issues. Management revises these estimates if the underlying circumstances evolve or if there is new information or additional experience.

The new standards applied since December 31, 2018 introduce new areas of judgement and estimate that are described in Note 2.3.

2.3       New standards and interpretations applied from January 1, 2019

2.3.1        Initial application of IFRS 16 "Leases":

The new standard, IFRS 16 "Leases", is of mandatory application since January 1, 2019.

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The main impacts of the new methodology introduced by IFRS 16, compared with previously applied principles, concern the accounting of leases by lessees. Indeed, IFRS 16, which defines a lease as a contract that conveys to the lessee the right to control the use of an identified asset, significantly changes the recognition of these contracts in the financial statements.

Firstly, the standard introduces a single lessee model for the recognition of leases, comprising the recognition in assets of a right-of-use asset, and in liabilities of a lease liability equal to the present value of future lease payments. The distinction between finance leases and operating leases under the former standard, IAS 17, is removed and replaced with this new model from January 1, 2019.

In addition to the impact on the presentation of the consolidated statement of financial position, the consolidated income statement is also impacted. The current operating expense is replaced by a depreciation expense as well as an interest expense. In the consolidated statement of cash flows, interests continue to be recorded in operating flows. Investment flows are not modified, while the repayment of the lease liability impacts financing flows.

Lease recognition rules for lessors are unchanged compared with IAS 17.

The Group has defined four major categories of lease contracts:

•Land and buildings: these contracts mainly concern commercial or service activity leases, as well as leases of technical buildings (leases of space or entire buildings depending on the circumstances) for "fixed" activities.

•Networks and terminals: these contracts mainly concern the lease of land for mobile sites, some "TowerCos" contracts for mobile activities and local loop access contracts where Orange is the lessee or lessor depending on the country.

•IT equipment: these contracts primarily concern leases of routers and servers in datacenters.

•Other: these contracts mainly concern leases of vehicles and technical equipment.

The Group elected to adopt the simplified retrospective method for first-time application and applies the following authorized practical expedients:

•Exclusion of leases with a residual term expiring within 12 months of the first application date. This practical expedient is applied for all contracts, including those with a tacit renewal clause at the transition date. In applying this practical expedient, the Group calls on its judgment and experience gained in the previous years to determine whether it is reasonably certain to exercise a renewal option, taking account of the relevant facts and circumstances.

•Exclusion of leases of assets with a replacement value of less than approximately 5,000 euros.

•Exclusion of initial direct costs from the measurement of the right-of-use asset at the date of first-time application.

•The identical classification of asset and liability balances for finance leases identified under IAS 17 in right-of-use assets and lease liabilities as authorized by the standard.

•The inclusion in the opening balance sheet of provisions for onerous contracts measured as of December 31, 2018 pursuant to IAS 37, as an alternative to impairment testing of right-of-use assets in the opening balance sheet. Rent expenses already provisioned are presented in impairment of right-of-use assets.

The weighted average incremental borrowing rate as of January 1, 2019 for all the lease liabilities amounted to 2.01% based on the residual duration of leases at the transition date.

In the first-half of 2019, a certain number of questions were submitted to the standard setter seeking to clarify interpretation of the standard. The IASB and IFRS IC have not yet published all their conclusions on these issues and the Group continues to monitor ongoing discussions. At the date of preparation of these half-year financial statements, the Group’s accounting positions and the terms implemented with regard to these issues were as follows:

•The enforceable term of open-ended leases with a notice period of less than or equal to 12 months may be longer than the notice period, depending on the lease circumstances. The Group notably takes account of the application of more than insignificant penalties in the event of exit. The Group considers in particular the economic importance of the leased asset when determining this enforceable period.

•The Group has analyzed all specific cases of leases for which non-removable leasehold improvements were undertaken on the leased assets and considered that there were no economic benefits leading to a reassessment of the initial enforceable lease term.

•The Group does not consider the subsurface occupancy rights (subsurface servitudes) as leases, as these contracts include generally a substantive substitution right. The IFRS IC final decision has not changed the Group position on this matter.

•The Group decided not to apply the deferred tax exemption from initial recognition provided in IAS 12 (paragraphs 15 and 24) to deferred tax generated by the recognition of a right-of-use asset and a lease liability.

The Group has chosen to apply IFRS 16 using the simplified retrospective method and accordingly the 2017 and 2018 comparative periods have not been restated.

This option leads to the recognition of the cumulative impact of the restatements required by the standard in equity as of January 1, 2019 and is reflected by an increase in consolidated reserves of 2 million euros, including 2 million euros in equity attributable to owners of the parent company, relating to the deferred taxes as presented in the table below:

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Impact on the consolidated financial statements

Impact on the consolidated statement of financial position:

(in millions of euros)	December 31, 2018 historical data	Impacts of IFRS 16 application	January 1, 2019 restated data
Property, plant and equipment	27,693	(574)	27,119
o/w finance leases	574	(574)	-
Right-of-use assets	-	6,296	6,296
o/w gross value	-	6,991	6,991
o/w accumulated depreciation and amortization	-	(552)	(552)
o/w accumulated impairment (1)	-	(143)	(143)
Deferred tax assets	1,366	1,497	2,863
Total non-current assets	74,701	7,219	81,920
Prepaid expenses	571	(35)	536
Total current assets	21,891	(35)	21,856
Total assets	96,592	7,184	103,776

Total equity (2)	33,249	2	33,251
Non-current financial liabilities	26,749	(427)	26,322
o/w finance lease liabilities	427	(427)	-
Non-current lease liabilities	-	5,197	5,197
Non-current restructuring provision (1)	230	(105)	125
Deferred tax liabilities	631	1,495	2,126
Total non-current liabilities	33,047	6,160	39,207
Current financial liabilities	7,270	(167)	7,103
o/w finance lease liabilities	158	(158)	-
Current lease liabilities	-	1,281	1,281
Trade payables	6,736	(40)	6,696
Current restructuring provision (1)	159	(38)	121
Other current liabilities	1,788	(14)	1,774
Total current liabilities	30,296	1,022	31,318
Total equity and liabilities	96,592	7,184	103,776

(1) Impairment losses on right-of-use assets concern real estate leases qualified as onerous contracts in France.

(2) The impact on opening equity as of January 1, 2019 is the result of timing differences between deferred tax assets and liabilities in countries where tax rates are expected to change in the coming years.

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Reconciliation of operating lease off-balance sheet commitments presented according to IAS 17 as of December 31, 2018 and lease liabilities recognized according to IFRS 16 as of January 1, 2019

Reconciling items mainly concern the application scope, the lease payment measurement method and other impacts presented below:

(in millions of euros)	January 1, 2019
Operating lease commitments as of December 31, 2018 (1)	5,815
Commitments presented in other operating activities commitments as of December 31, 2018 (2)	1,023
Commitments relating to leases covered by an exemption (3)	(129)
Commitments relating to leases where the underlying asset is available after January 1, 2019	(524)
Measurement differences due to the determination of the lease term (4)	167
Lease payment measurement differences (5)	(191)
Finance lease liabilities as of December 31, 2018 (6)	584
Other (7)	457
Lease liabilities as of January 1, 2019 - Before discounting	7,202
Discounting effect	(724)
Lease liabilities as of January 1, 2019	6,478

(1) Including Orange Bank off-balance sheet commitments in the amount of 37 million euros.

(2) Including notably some site management contracts ("TowerCos") signed in Africa and local loop access contracts in Spain presented in other goods and services purchase commitments.

(3) The Group has excluded from lease liabilities, leases with a residual term expiring within 12 months of the application date and leases of assets with a replacement value of less than approximately 5,000 euros.

(4) Off-balance sheet commitments are based on the minimum term of contracts whereas according to IFRS 16, the determination of the duration takes into account extension options that the lessee is reasonably certain to exercise.

(5) These measurement differences are relating to lease payments that depend on an index or a rate.

(6) Lease liabilities as of January 1, 2019 include the finance lease liabilities recognized as of December 31, 2018 according to IAS 17.

(7) Including minimum lease payments under real estate leases classified as onerous contracts in France recognized in restructuring provisions as of December 31, 2018 and excluded from the off-balance sheet commitments.

Disclosures regarding lease liabilities and right-of-use assets as of June 30, 2019 are presented in Note 7.

2.3.2         Application of IFRIC 23 "Uncertainty over Income Tax Treatments" :

The interpretation IFRIC 23 "Uncertainty over Income Tax Treatments" is of mandatory application since January 1, 2019 and clarifies the identification, valuation and accounting treatment of uncertain tax positions in relation with the income tax.

This interpretation did not impact the measurement of income tax liabilities, neither their presentation in the consolidation financial statements of the Group.

NOTE 3        Main changes in scope of consolidation

Acquisition of Basefarm

On August 14, 2018, the Group acquired 100% of Basefarm for an amount of 234 million euros.

(in millions of euros)	At acquisition date
Acquisition cost	234
Cash acquired net of transaction costs	(4)
Cash paid for investment securities, net of cash acquired	230

In accordance with IFRS 3R - Business Combinations, the fair value measurement of identifiable assets acquired and liabilities assumed was finalized during the first semester of 2019. The final allocation of the acquisition cost is as follow:

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(in millions of euros)	At acquisition date
Acquisition cost (a)	234
Net book value acquired	(58)
Effects of fair value measurement:
Customer relationship (1)	58
Other intangible assets (2)	28
Trademark (3)	7
Net deferred tax	(25)
Net asset remeasured at fair value (b)	10
Goodwill (a) - (b)	224

(1) Amortized over 15 years

(2) Amortized over 5 years

(3) Amortized over 7 years

Fair value has been measured using the relief from royalty method for the brand and the excess earnings method for the customer base.

Goodwill primarily corresponds to future technologies and acquisition of new customers.

The Basefarm's acquisition effect on revenue, in 2019, amounts to 57 million euros.

NOTE 4        Other expenses

4.1       Other operating expenses

Other operating expenses include in particular losses on trade receivables, customer contract assets as well as universal service expenses.

4.2       Restructuring costs

(in millions of euros)	June 30, 2019	June 30, 2018
Restructuring costs	(52)	(56)
Departure plans	(13)	(22)
Lease property restructuring (1)	(2)	(18)
Distribution channels	(9)	(7)
Other	(28)	(9)
Integration costs	-	(6)
Acquisition costs of investments (2)	-	(6)
Total restructuring costs	(52)	(62)

(1)     In 2018, related to onerous leases contracts in France. Due to IFRS 16 adoption, those onerous contracts are now presented in "Impairment of right-of-use assets".

(2)     From 2019, acquisition costs are presented in "Other operating expense".

4.3       Working capital management - payables

Supplier payment terms are mutually agreed between the suppliers and Orange in accordance with the rules in force. Some key suppliers and Orange have agreed to a flexible payment schedule which, for certain invoices, can be extended up to six months.

Trade payables and fixed assets payables that were subject to an extension of payment, and had an impact on the change in working capital at the end of the period, amount to approximately 384 million euros as of June 30, 2019.

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NOTE 5        Impairment of goodwill

Impairment tests are carried out annually and when there is an indication that assets may be impaired.

Changes in the economic and financial climate, varying levels of resilience of telecommunications operators to deteriorating local economic conditions, declines in the market capitalization of telecommunications companies and changes in business performance serve as indicators of potential impairment.

As the preparation of multi-year plans will be performed in 2019 second half, the half-year reassessments resulting from the identification of impairment indications are derived from a preliminary review of projected cash flows retained at the end of the previous year.

As of June 30, 2019

As of June 30, 2019, the review of impairment indicators has not led the Group to recognize any impairment.

As of June 30, 2018

In Jordan, the goodwill impairment in the amount of 56 million euros reflected the effects of an uncertain political and economic climate and of a strong competitive pressure on fixed and mobile data markets. The net carrying value of assets tested has been brought down to the value in use of long-term assets and working capital at 100% as of June 30, 2018 (0.7 billion euros).

NOTE 6        Fixed assets

6.1       Gains (losses) on disposal of fixed assets

(in millions of euros)	June 30, 2019
Transfer price	131
Net book value of assets sold	(63)
Proceeds from the disposal of fixed assets	68

As of June 30, 2018, the gain on disposal of fixed assets is presented in other operating income and amounts to 41 million euros. It was made up of 54 million euros of price of disposal of fixed assets and (13) million euros of net book value of the assets sold.

6.2       Property, plant and equipment

	June 30, 2019				December 31, 2018
(in millions of euros)	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value
Networks and terminals	87,610	(62,899)	(310)	24,401	23,962
Land and buildings	7,181	(4,934)	(243)	2,004	2,479
IT equipment	3,796	(2,995)	(13)	788	817
Other property, plant and equipment	1,739	(1,304)	(11)	424	435
Total property, plant and equipment	100,326	(72,132)	(577)	27,617	27,693
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(in millions of euros)	June 30, 2019	December 31, 2018
Net book value of property, plant and equipment - in the opening balance	27,693	26,665
IFRS 16 transition impact (1)	(574)	-
Net book value of property, plant and equipment - including IFRS 16 transition impact	27,119	26,665
Acquisitions of property, plant and equipment	2,878	5,883
o/w finance leases	-	136
o/w financed assets	66	-
Impact of changes in the scope of consolidation	1	63
Disposals and retirements	(61)	(44)
Depreciation and amortization	(2,389)	(4,791)
o/w fixed assets	(2,386)	(4,791)
o/w financed assets	(3)	-
Impairment	0	(39)
Translation adjustment	74	(27)
Reclassifications and other items	(5)	(17)
Reclassifications to assets held for sale	-	-
Net book value of property, plant and equipment - in the closing balance	27,617	27,693

(1) Following IFRS 16 application as of January 1st, 2019, financial leases have been reclassified in right-of-use assets (see note 2.3.1).

Financed assets include as of June 30, 2019 the set-up boxes in France which are financed by an intermediary bank and meet the standard criterion of a tangible asset according to IAS 16. The debts associated to these financed assets are presented in financial liabilities and are included in the definition of the net financial debt.

Accounting policies

Property, plant and equipment are made up of tangible fixed assets and financed assets. They mainly comprise network facilities and equipment.

The gross value of property, plants and equipment is made up of their acquisition or production cost, which includes study and construction fees as well as enhancement costs that increase the capacity of equipment and facilities. Maintenance and repair costs are expensed as incurred, except where they serve to increase the asset’s productivity or prolong its useful life.

The cost of property, plant and equipment also includes the estimated cost of dismantling, removing and restoring the site occupied due to the obligation incurred by the Group.

The roll-out of assets by stage, especially for network assets, in the Group’s assessment, does not generally require a substantial period of preparation for the Group. As a consequence, the Group does not generally capitalize the interest expense incurred during the construction and acquisition phase for its property, plant and equipment and intangible assets.

In France, the regulatory framework governing the optical fiber network roll-out (Fiber To The Home - FTTH) organizes the access by commercial operators to the last mile of networks rolled-out by another operator on a co-funding basis (ab initio or a posteriori) or through a line access. The sharing of rights and obligations between the various operators co-financing the terminal section of networks is classified as a joint operation in accordance with IFRS 11 "Partnerships": Orange only recognizes as an asset its share of the network assets self-built or purchased to other co-financing operators.

The Group has entered into network sharing arrangements with other mobile operators on a reciprocal basis, which may cover passive infrastructure, active equipment or even spectrum. Accordingly, in Poland, the arrangements with Deutsche Telekom have been qualified as a joint operation: the infrastructure and equipment of the access networks recognized as fixed assets are equivalent to the proportionate share of the Group in the assets installed by the Group or Deutsche Telekom, each in their geographical zone.

As a reminder, before applying IFRS 16, the accounting principles related to the assets acquired in form of finance lease and in operating lease were the following:

The assets acquired in form of finance lease do not affect the cash flow on acquisition. However, the subsequent rental payments during the leasing period represent interest payments (cash flow on operating activities) and capital repayments (cash flow on financing activities).

The majority of the assets held under finance lease are office and network buildings. The land and buildings hosting radio sites may belong to the Group, or be held through a finance lease, or be available under an operating lease or be simply made available.

The lease agreements of office buildings and points of sale are generally qualified as operating leases and the future lease payments are disclosed as unrecognized contractual commitments.

Simultaneously the equipment, very often generic, of which the risks and rewards of ownership have been transferred from the Group to third parties via a lease, is considered as sold.

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In some African countries, the Group has also entered into arrangements with TowerCos (companies operating telecom towers). These TowerCos enable mobile operators, including Orange, to share sites, passive infrastructure and related services (by managing the mobile operators’ sites and/or acquiring or building sites). The financial impact of these contracts is reflected in operational expenses. The long-term commitments resulting from these arrangements are presented as unrecognized contractual commitments.

NOTE 7        Lease agreements

In the course of its activities, the Group regularly enters into leases as a lessee. These leases concern the following asset categories:

•Land and buildings

•Networks and terminals

•IT equipment

•Other

Accounting policies

The Group classifies as a lease, a contract that conveys to the lessee the right to control the use of an identified asset for a given period, including a service contract if it contains a lease component.

The Group has defined four major lease contract categories:

•Land and buildings: these contracts mainly concern commercial (point of sale) or service activity (offices and head office) leases, as well as leases of technical buildings not owned by the Group. Real estate leases entered into in France generally have long terms (9-year commercial leases with early termination options after 3 and 6 years, known as "3/6/9 leases") (see Note 7.1). However, depending on the geographical location of the leases, the legal term may vary and the Group may be required to adopt a specific enforceable period taking into account the local legal environment.

•Networks and terminals: the Group is required to lease a certain number of assets in connection with its mobile activities. This is notably the case of lands to be used to install antennas, mobile sites leased to a third-party operator and certain "TowerCos" contracts (companies operating telecom towers). Leases are also entered into as part of fixed wireline access network activities. These leases mainly concern access to the local loop where Orange is a market challenger (total or partial unbundling), as well as the lease of land transmission cables.

•IT equipment: this asset category primarily comprises leases of servers and hosting space in datacenters.

•Other: this asset category primarily comprises leases of vehicles and technical equipment.

Leases are recognized in the consolidated statement of financial position via an asset reflecting the right to use the leased assets and a liability reflecting the related lease obligations (see Notes 7.2 and 7.1). In the consolidated income statement, amortization and depreciation of the right-of-use asset (see Note 7.2) is presented separately from the interest expense on the lease liability. In the consolidated statement of cash flows, cash outflows relating to interest impact operating flows, while repayments of the lease liability impact financing flows.

Finally, the Group applies the two exemptions proposed by IFRS 16, concerning leases with a term of 12 months or less and leases of underlying assets with a value when new of less than 5,000 euros approximately. Leases covered by either of these exemptions are presented in off-balance sheet commitments and an expense is recognized in "external purchases" in the consolidated income statement.

7.1       Lease liabilities

As of June 30, 2019, lease liabilities total 6 345 million euros, including non-current lease liabilities of 5 338 million euros and current lease liabilities of 1 007 million euros.

Accounting policies

The Group recognizes a liability (i.e. a lease liability) at the date the underlying asset is made available. This lease liability is equal to the present value of fixed and fixed in-substance payments not paid at that date, plus any amounts that Orange is reasonably certain to pay at the end of the lease, such as the exercise price of a purchase option (where it is reasonably certain to be exercised), or penalties payable to the lessor for terminating the lease (where the termination option is reasonably certain to be exercised).

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The Group only takes into account the lease component of lease when measuring the lease liability. For certain asset classes where the lease includes service and lease components, the Group may recognize a single contract classified as a lease (i.e. without distinction between the service and lease component).

Orange systematically determines the lease term as the period during which leases cannot be canceled, plus periods covered by any extension options that the lessee is reasonably certain to exercise and by any termination options that the lessee is reasonably certain not to exercise. In the case of "3/6/9" leases in France, the term adopted is assessed on a contract by contract basis.

This period is also defined taking into account any laws and practices specific to each jurisdiction and business sector regarding the firm lease commitment term granted by lessors. This is the case for open-ended leases, where Orange generally adopts the notice period as the enforceable period. The Group nonetheless assesses, based on the circumstances of each lease, the enforceable period taking account of certain indicators such as the existence of non-insignificant penalties in the event of termination by the lessee. The Group considers in particular the economic importance of the leased asset when determining this enforceable period.

When non-removable leasehold improvements have been made to leased assets, the Group assesses, on a case-by-case basis, whether these improvements provide an economic benefit when determining the enforceable period of the lease.

When a lease includes a purchase option, the enforceable term is equal to the useful life of the underlying asset where the Group is reasonably certain to exercise the purchase option.

For each contract, the Group applies a discount rate determined based on the loan yield specific to each contract, according to its currency, term and the lessee country, plus the Group's credit spread.

After the lease commencement date, the amount of the lease liability may be reassessed to reflect changes introduced in the following main cases;

•a change in term resulting from a contract amendment or a change in assessment of the reasonable certainty that a renewal option will be exercised or a termination option will not be exercised;

•a change in the amount of lease payments, for example following application of a new index or rate in the case of variable payments;

•a change in assessment of whether a purchase option will be exercised;

•any other contractual change, for example a change to the scope of the lease or the underlying asset.

7.2       Right-of-use assets

	June 30, 2019				January 1, 2019
(in millions of euros)	Gross value	Accumulated depreciation and amortization	Accumulated impairment	Net book value	Net book value
Land and buildings	5,527	(657)	(167)	4,703	4,795
Networks and terminals	1,692	(360)	-	1,332	1,362
IT equipment	113	(85)	-	28	33
Other right-of-use	146	(34)	(0)	112	106
Total right-of-use assets	7,478	(1,136)	(167)	6,175	6,296

(in millions of euros)	June 30, 2019
Net book value of right-of-use assets - in the opening balance	6,296
Increase (new right-of-use assets)	514
Impact of changes in the scope of consolidation	1
Depreciation and amortization (1)	(609)
Impairment	(24)
Impact of changes in the assessments	12
Translation adjustment	11
Reclassifications and other items	(26)
Reclassifications to assets held for sale	-
Net book value of right-of-use assets - in the closing balance	6,175

(1) Including right-of-use assets depreciation and amortization expenses of land and buildings for (427) million euros, networks and terminals for (153) million euros, IT equipment for (6) million euros and other right-of-use assets for (23) million euros.

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Accounting policies

A right-of use is recognized as an asset, with a corresponding lease liability (see Note 7.1). This right-of-use asset is equal to the amount of the lease liability, plus any direct costs incurred under certain leases such as fees, lease negotiation expenses or administration costs and less rent-free period liabilities and lessor financial contributions.

Work performed by the lessee and modifications to the leased asset, as well as guarantee deposits, are not components of the right-of-use asset and are recognized in accordance with other standards.

Finally, the right-of-use asset is depreciated in the consolidated income statement on a straight-line basis over the lease term adopted by the Group.

NOTE 8        Income tax

(in millions of euros)	June 30, 2019	June 30, 2018
Total Income tax	(513)	(559)
• Current tax	(525)	(569)
• Deferred tax	12	10

As of June 30, 2019, the estimated income tax charge has been calculated applying the latest enacted tax rate of 32.02 % at the closing date. However, a new measure has been approved on July 11, 2019 to maintain exceptionally the income tax rate to 34.43 % for the 2019 fiscal year. This measure would have led to a supplementary income tax charge of (19) MEUR as of June 30, 2019.

NOTE 9        Financial assets and liabilities (excluding Orange Bank)

9.1       Financial assets and liabilities of telecom activities

In order to improve the readiness of financial statements and to be able to distinguish the performance of telecom activities from the performance of Orange Bank, the notes related to financial assets and liabilities are split to respect these two business areas.

Thus, Note 9 details the financial assets and liabilities specific to telecom activities and Note 10 is devoted to Orange Bank activities.

The following table reconciles the contributive balances of assets and liabilities for each of these two areas to the consolidated balance sheet (intra-group transactions between telecom activities and Orange Bank are not eliminated) with the consolidated statement of financial position as of June 30, 2019.

(in million of euros)	Orange consolidated financial statements	O/w telecom activities	Note	O/w Orange Bank	Note	O/w eliminations telecom activities / bank
Non-current financial assets related to Orange Bank activities	1,607	-		1,607	10.1.1	-
Non-current financial assets	1,799	1,826		-		(27) (1)
Non-current derivatives assets	299	299	9.3	-		-
Current financial assets related to Orange Bank activities	3,167	-		3,168	10.1.1	(1)
Current financial assets	2,721	2,722		-		(1)
Current derivatives assets	18	18	9.3	-		-
Cash and cash equivalents	5,960	5,734	9.3	226		-

Non-current financial liabilities related to Orange Bank activities	-	-		27		(27) (1)
Non-current financial liabilities	30,125	30,125	9.3	-		-
Non-current derivatives liabilities	981	898	9.3	83		-
Current financial liabilities related to Orange Bank liabilities	4,566	-		4,567		(1)
Current financial liabilities	5,889	5,890	9.3	-		(1)
Current derivatives liabilities	87	87	9.3	-		-

(1) Loan granted by Orange SA to Orange Bank.

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9.2       Change of cash flow hedges in the consolidated statement of comprehensive income

As of June 30, 2019, the consolidated statement of comprehensive income indicates a loss in cash flow hedge of (184) million euros against a loss of (168) million euros in the first semester of 2018. These effects mainly reflect the hedges, via cross currency swaps, of future coupons on Group debts denominated in foreign currencies.

The loss on the first half of 2019 is mainly due to the set up of new instruments in order to hedge the bond issued in sterling pounds (cash flow hedge) in January 2019 and also to the increase of the euro-sterling pound rate spread. The loss on the first half of 2018 was mainly due to the increase of the euro-US dollar and euro-sterling pound rate spread.

9.3       Net financial debt

Compared with December 31, 2018, the definition of the net financial debt as of June 30, 2019 now excludes the lease liabilities included in the scope of IFRS 16 (see Note 2.3.1) and includes the debts relating to financed assets. Net financial debt as defined and used by Orange does not include Orange Bank activities for which the concept is not relevant and is described in the following chart:

(in millions of euros)	June 30, 2019	December 31, 2018
TDIRA	822	822
Bonds	30,406	27,070
Bank loans and from development organizations and multilateral lending institutions	3,658	3,664
Debt relating to financed assets (1)	60	-
Finance lease liabilities	-	584
Cash collateral received	46	82
NEU Commercial Papers (2)	348	1,116
Bank overdrafts	335	318
Other financial liabilities	340	363
Current and non-current financial liabilities (excluding derivatives) included in the calculation of net financial debt	36,015	34,019
Current and non-current derivatives (liabilities) (3)	985	845
Current and non-current derivatives (assets) (3)	(317)	(385)
Other comprehensive income components related to unmatured hedging instruments	(886)	(721)
Gross financial debt after derivatives (a)	35,797	33,758
Cash collateral paid (4)	(642)	(553)
Investments at fair value (5)	(2,684)	(2,683)
Cash equivalents	(3,151)	(2,523)
Cash	(2,583) (6)	(2,558)
Assets included in the calculation of net financial debt (b)	(9,060)	(8,317)
Net financial debt (a) + (b)	26,737	25,441

(1) See Note 6.2.

(2) Negotiable European Commercial Papers (formerly called "commercial papers").

(3) As of June 30, 2019, the foreign exchange effect of the cross currency swaps hedging foreign exchange risk on gross debt notional is a gain of 455 million euros.

(4) Only cash collateral paid, included in non-current financial assets of the consolidated statement of financial position, are deducted from gross financial debt.

(5) Only investments, included in current financial assets of the consolidated statement of financial position, are deducted from gross financial debt.

(6) As of June 30, 2019, the amount does not take into account the sale of BT shares for 486 million pounds sterling received on July 2, 2019 (543 million euro at the ECB daily reference rate).

In the first semester 2019, Orange purchased call options with the same characteristics of the sale of call option included in bonds exchangeable in BT shares. Those instruments have neutralized the original sale of call option, so the Group is no more exposed to the change in fair value of BT shares in relation with the bonds exchangeable in BT shares.

As a reminder, in June 2017, the Group issued bonds exchangeable in BT shares for a notional amount of 517 million pounds sterling (585 million euros at the ECB daily reference rate) bearing a coupon of 0.375% and having an underlying 133 million of BT shares. The bonds will mature in June 2021 and have been redeemable on demand by investors since August 7, 2017 in cash, in BT shares or in a combination of the two, at the choice of Orange. Under IFRS, this operation was split between a financial debt at amortized cost and a derivative instrument (sale of call option) at fair value through profit and loss.

9.4       Main redemptions and bond issues

During the first semester of 2019, Orange SA redeemed three bonds at maturity for 750 millions euros, 7,500 million yens (60 million euros at the daily reference rate) and 750 million US dollars (658 million euros at the daily reference rate).

Orange SA issued 8 bonds during the first semester of 2019:

- 650 million euros on January 15, 2019 maturing on January 15, 2022 with a coupon of 0.5%;

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- 1,250 million euros on January 15, 2019 maturing on July 15, 2024 with a coupon of 1.125%;

- 1,250 million euros on January 15, 2019 maturing on January 15, 2029 with a coupon of 2.0%;

- 750 million sterling pounds (842 million euros at the daily reference rate) on January 15, 2019 maturing on January 15, 2032 with a coupon of 3.25%;

- 300 million euros on May 29, 2019 maturing on May 29, 2031 with a coupon of 1.342%;

- 939 million Hong Kong dollars (106 million euros at the daily reference rate) on June 20, 2019 maturing on June 12, 2034 with a coupon of 3.07%;

- 400 million Swiss francs (360 million euros at the daily reference rate) on June 24, 2019 maturing on November 24, 2025 with a coupon of 0.2%;

- 100 million Swiss francs (90 million euros at the daily reference rate) on June 24, 2019 maturing on June 22, 2029 with a coupon of 0.625%.

9.5       Orange's credit ratings

Orange's credit ratings have not changed since December 31, 2018.

As of June 30, 2019, Orange's debt ratings are set forth below:

	Standard & Poor's	Moody's	Fitch Ratings	Japan Credit Rating
Long-term debt	BBB+	Baa1	BBB+	A
Outlook	Stable	Stable	Stable	Stable
Short-term debt	A2	P2	F2	Not applicable

9.6       Management of covenants

The covenants with regards to financial ratios described as of December 31, 2018 remain met.

9.7       Financial assets

	June 30, 2019			December 31, 2018
(in millions of euros)	Non-current	Current	Total	Total
Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss	323	-	323	254
Investments securities	323	-	323	254
Financial assets at fair value through profit or loss	780	2,684	3,464	4,041
Investments at fair value	-	2,684	2,684	2,683
o/w negotiable debt securities (1)	-	2,682	2,682	2,679
o/w other	-	2	2	4
Investments securities	138	-	138	805
Cash collateral paid	642	-	642	553
Financial assets at amortized cost	723	38	761	762
Receivables related to investments	42 (2)	6	48	55
Other (3)	681	32	713	707
Total financial assets	1,826	2,722	4,548	5,057

(1) NEU Commercial papers only.

(2) Including loan granted by Orange SA to Orange Bank (27 million euros).

(3) Including the escrowed amount in 2018 of 346 millions euros related to the Digicel litigation.

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Investment securities measured at fair value through other comprehensive income that will not be reclassified to profit or loss

(in millions of euros)	June 30, 2019	December 31, 2018
Investment securities measured at fair value through other comprehensive income that may not be reclassified to profit or loss - in the opening balance	254	208
Acquisitions	38	75
Changes in fair value	35	(22)
Sales	(2)	(7)
Other movements	(2)	0
Investment securities measured at fair value through other comprehensive income that may not be reclassified to profit or loss - in the closing balance	323	254

Investment securities measured at fair value through profit or loss

On June 28, 2019 the Group decided to sell its residual shares of 2.49% in BT Group plc (BT) at a price of 1.99 GBP per share for a total net amount of 486 million pound sterling (542 million euros at the ECB daily reference rate of June 28, 2019). As the settlement took place on July 2, 2019, a financial receivable was accounted for the total net amount to be received and is without impact on the net financial debt as of June 30, 2019.

On December 31, 2018 the fair value of these shares amounted to 659 million euros. The impact in the income statement as of June 30, 2019 amounts to (119) million euros (of which (2) million euros from the foreign exchange hedge effects).

9.8       Fair value levels of financial assets and liabilities

During the first half of 2019, no significant event has occurred regarding the fair value of financial assets and liabilities.

NOTE 10     Activities of Orange Bank

10.1     Financial assets and liabilities of Orange Bank

The financial statements of Orange Bank were put into the format of Orange group's consolidated financial statements and therefore differ from a presentation that complies with the banking format.

In order to improve the readiness of financial statements and to be able to distinguish the performance of telecom activities from the performance of Orange Bank, the notes related to financial assets and liabilities as well as the financial income or expenses are split to respect these two business areas.

Thus, Note 9 details the financial assets, liabilities specific to telecom activities and Note 10 is devoted to Orange Bank activities.

The following table reconciles the contributive balances of assets and liabilities for each of these two areas to the consolidated balance sheet (intra-group transactions between telecom activities and Orange Bank are not eliminated) with the consolidated statement of financial position as of June 30, 2019.

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(in millions of euros)	Orange consolidated financial statements	O/w telecom activities	Note	O/w Orange Bank	Note	O/w eliminations telecom activities / bank
Non-current financial assets related to Orange Bank activities	1,607	-		1,607	10.1.1	-
Non-current financial assets	1,799	1,826		-		(27) (1)
Non-current derivatives assets	299	299	9.3	-		-
Current financial assets related to Orange Bank activities	3,167	-		3,168	10.1.1	(1)
Current financial assets	2,721	2,722		-		(1)
Current derivatives assets	18	18	9.3	-		-
Cash and cash equivalents	5,960	5,734	9.3	226		-

Non-current financial liabilities related to Orange Bank activities	-	-		27		(27) (1)
Non-current financial liabilities	30,125	30,125	9.3	-		-
Non-current derivatives liabilities	981	898	9.3	83		-
Current financial liabilities related to Orange Bank liabilities	4,566	-		4,567		(1)
Current financial liabilities	5,889	5,890	9.3	-		(1)
Current derivatives liabilities	87	87	9.3	-		-

(1) Loan granted by Orange SA to Orange Bank.

10.1.1     Financial assets related to Orange Bank activities

	June 30, 2019			December 31, 2018
(in millions of euros)	Non-current	Current	Total	Total
Financial assets at fair value through other comprehensive income that will not be reclassified to profit or loss	1	-	1	1
Investments securities	1	-	1	1
Financial assets at fair value through other comprehensive income that may be reclassified to profit or loss	795	6	801	925
Debt securities	795	6	801	925
Financial assets at fair value through profit or loss	103	111	214	152
Investments at fair value	-	111	111	72
Cash collateral paid	82	-	82	57
Others	21	-	21	23
Financial assets at amortized cost	708	3,051	3,759	3,614
Fixed-income securities	708	8	716	614
Loans and receivables to customers	-	2,034	2,034	2,000
Loans and receivables to credit institutions	-	1,009	1,009	1,000
Total financial assets related to Orange Bank activities	1,607	3,168	4,775	4,692

Debt securities measured at fair value through other comprehensive income that may be reclassified to profit or loss

(in millions of euros)	June 30, 2019	December 31, 2018
Debt securities measured at fair value through other comprehensive income that may be reclassified to profit or loss in the opening balance	925	786
Acquisitions	147	487
Repayments and disposals	(277)	(333)
Changes in fair value	11	(8)
Other items(1)	(5)	(7)
Debt securities measured at fair value through other comprehensive income that may be reclassified to profit or loss in the closing balance	801	925

(1) Including (2) million euros related to the fair value variation hedged by interest rate swaps qualified as fair value hedges as of June 30, 2019 and December 31, 2018. These derivatives hedge the interest rate portion of the OATis (Inflation-linked OATs) portfolio maturing in 2023. The change in fair value of this interest rate portion is recognized in the income statement with the change in fair value of the hedging instruments and not in other comprehensive income

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Loans and receivables related to Orange Bank

In the context of adapting Orange Bank's accounts into the Group's financial statements, clearing accounts and other amounts due, as well as amounts related to securities transactions on behalf of customers have been considered as loans and receivables from customers.

As of June 30, 2019, loans and receivables of Orange Bank to customers are mainly composed of overdrafts (for 915 million euros) and housing loans (for 873 million euros).

Orange Bank's loans and receivables from credit institutions are mainly composed of current assets corresponding to overnight deposits and loans.

10.1.2     Financial debts related to Orange Bank operations

Debts related to Orange Bank operations are composed of payables and debts with customers for 3,587 million euros and with financial institutions for 634 million euros.

As of June 30, 2019, debts related to Orange Bank operations with customers are mainly composed of current accounts for 2,598 million euros and passbooks and special savings accounts for 765 million euros.

Debts related to Orange Bank operations with financial institutions are mainly composed of term borrowings and advances.

NOTE 11     Shareholders' equity

As of June 30, 2019, Orange SA's share capital amounted to 10,640,226,396 euros, and comprised 2,660,056,599 ordinary shares with a par value of 4 euros each.

The shares held in registered form for at least two years by the same shareholder are granted with a double voting right. As of June 30, 2019, the public sector owns 22.95% of Orange SA's share capital and 29.51% of the voting rights, and the employees of the Group own either within the employee shareholding plan or in registered form 5.53% of Orange SA's share capital and 9.1% of the voting rights.

11.1     Changes in share capital

No new shares were issued during the first half of 2019.

During the six months ended June 30, 2019, the weighted average number of ordinary shares outstanding and the weighted average number of ordinary and dilutive shares outstanding were 2,652,682,465.

11.2     Treasury shares

As authorized by the Shareholders' Meeting of May 21, 2019, the Board of Directors implemented a new share buyback program which is described in the Orange Registration Document filed with the Financial Markets Authority on March 21, 2019.

Share buybacks carried out by Orange during the first half of 2019 were made pursuant to the liquidity contract.

As of June 30, 2019, Orange held 7,293,601 of its own shares (of which 396,614 shares in connection with the liquidity contract and 6,875,568 shares in connection with the Orange Vision 2020 free share award plan and Long Term Incentive Plan (LTIP) 2018-2020) compared to 7,214,100 as of December 31, 2018 (of which 309,609 shares in connection with the liquidity contract and 6,882,999 shares in connection with the Orange Vision 2020 free share award plan and Long Term Incentive Plan (LTIP) 2018-2020).

11.3     Dividends

The Shareholders' Meeting held on May 21, 2019 approved the payment of a dividend of 0.70 euro per share in respect of the 2018 fiscal year. After payment of the interim dividend of 0.30 euro per share on December 6, 2018 for a total amount of 796 million euros, the balance of the dividend amounting to 0.40 euro per share was paid on June 6, 2019 for an amount of 1,061 million euros.

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11.4     Non-controlling interests

(in millions of euros)	June 30, 2019	December 31, 2018
Credit part of equity attributable to non-controlling interests (a)	2,482	2,594
o/ w Orange Polska group	983	973
o/ w Sonatel group	637	744
o/ w Orange Belgium group	262	273
o/ w Jordan Telecom group	158	164
o/ w Médi Telecom	139	153
Debit part of equity attributable to non-controlling interests (b)	(15)	(14)
Total equity attributable to non-controlling interests (a) + (b)	2,467	2,580

(in millions of euros)	June 30, 2019	June 30, 2018
Dividends paid to minority shareholders	243	244
o/ w Sonatel group	192	190
o/ w Médi Telecom	22	20
o/ w Orange Belgium group	14	14
o/ w Jordan Telecom group	13	14

11.5     Cumulative translation adjustment

(in millions of euros)	June 30, 2019	June 30, 2018
Gain (loss) recognized in other comprehensive income during the period	52	(47)
Reclassification to net income for the period	(2)	(1)
Total transaction adjustments for continuing operations	50	(48)
Reclassification to the net income for the period	-	-
Total translation adjustments for discontinued operations	-	-

The change in translation differences recognized in other comprehensive income mainly includes:

•in the first half of 2019, an increase of 45 million euros due to the appreciation of the Egyptian pound ;

•in the first half of 2018, a decrease of 92 million euros due to the depreciation of the Polish zloty.

11.6     Subordinated notes

On April 15, 2019, as part of its EMTN program, Orange SA issued the equivalent of 1 billion euros of deeply subordinated notes denominated in euros in one tranche with a fixed-rate coupon of 2.375%. A reset of interest rates at market conditions is provided for contractually on each call option exercise date.

Orange has a call option on this tranche after April 15, 2025 and upon the occurrence of certain contractually defined events.

These notes are listed on Euronext Paris.

At each interest payment date, settlement may be either paid or deferred, at the option of the issuer. Deferred coupons are capitalized and become due and payable in full under certain circumstances defined contractually and under the control of Orange.

Under IFRS, these instruments have no maturity and the coupon's settlement could be deferred at the option of the issuer. They are booked in equity at historical value. Coupons impact equity five working day before the annual date of payment, unless Orange exercises its right to defer their payment.

The issuance was the subject of a prospectus certified by the AMF under visas no. 19-152.

In the same way, Orange has proceeded to a partial redemption of the existing subordinated notes by a contractual offer for a part of subordinated notes in the following tranches:

•500 million euros on a nominal of 1 billion euros with a first early redemption date under the control of Orange at February 7, 2020 with a fixed-rate of 4.25%.

•500 million euros on a nominal of 1 billion euros with a first early redemption date under the control of Orange at October 1, 2021 with a fixed-rate of 4.00%.

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As of June 30, 2019, the amount of Subordinated notes presented on the consolidated statements of changes in shareholders' equity does not change due to these operations and correspond to a nominal of 5,803 million euros booked at historical value (the tranches denominated in pounds sterling have not been revaluated since their issue in 2014).

In the first half of 2019, Orange did not exercise its right to defer the coupons of the subordinated notes and therefore paid:

•on February 7, 2019, 95 million euros and 38 million pounds sterling (equivalent to 44 million euros) to holders of the notes issued in February 2014,

•on April 1, 2019, 35 million pounds sterling (equivalent to 40 million euros) to holders of the tranche denominated in pound sterling issued in October 2014.

•payment of 15 million euros of interest due at the partial subordinated notes bought back date (of which 11 million to holders of the notes issued in October 2014 and 4 million to holders of the notes issued in February 2014).

The tax effect relating to the payment of the coupons is accounted for as net income.

NOTE 12     Litigations and unrecognized contractual commitments

12.1     Litigations

As of June 30, 2019, the provisions for risks recorded by the Group for all disputes in which the Group is involved (with the exception of liabilities relating to disputes between Orange and the tax or social administrations in relation to operational or income taxes or social contributions, which are recognized in the corresponding items of the balance sheet) amounted to 560 million euros compared with 572 million euros as of December 31, 2018. Orange believes that the disclosure of provisions that may be recorded on a case-by-case basis could seriously harm its position.

This note describes the new proceedings and developments in existing litigations having occurred since the publication of the consolidated financial statements for the year ended December 31, 2018.

•In December 2018 the administrators of former UK indirect retailer Phones 4U, (which is in administration and no longer trading), filed a claim against the three main UK mobile network operators, including EE, and their respective existing or former parent companies including Orange. The claim (of an unquantified amount) is currently being disputed before the High Court of England and Wales. Orange challenges vigorously the allegations raised by Phones 4U which include collusion.

•On March 19, 2019 an Administrative Decree issued by the Iraqi Kurdistan Regional Government enforced the decision from the Iraqi regulatory authority (CMC) of 2014 to cancel the partnership of March 2011 between Korek Telecom, Agility and Orange. Consequently, the return of the shares in Korek was forced to the original shareholders. Therefore, Orange was unlawfully expropriated of its investment and addressed, on March 24, 2019, a notice of dispute to the Republic of Irak based on the Bilateral lnvestment Treaty between the French Republic and the Republic of Iraq with respect to the loss of its investment in Korek Telecom.

•On March 27, 2019, the French Supreme Court dismissed the appeal lodged by Numericable against the decision of the Paris Court of Appeal rendered on 16 June 2017 which had rejected all claims about the compensating damage caused by an alleged de facto termination of the agreements signed with Orange at the time of the sale of its cable networks in 2004. The dispute is now closed.

•On June 5, 2019, the French Supreme Court has annulled the decision of the Paris Court of Appeal rendered on April 28, 2017 which entirely dismissed Verizon’s claims for reimbursement of alleged overpayments on interconnection services provided by Orange. This decision restored the parties to the situation they were after the first instance court’s decision which dismissed Verizon’s claims and ordered Orange to pay 0.5 million euros with respect to services provided in 2008.

Apart from the proceedings mentioned above, there are no other administrative, legal or arbitration proceedings (whether pending, suspended or threatened) of which Orange is aware, either new or having evolved since the publication of the consolidated financial statements for the year ended December 31, 2018, which have had over the period, or which may have, a material impact on the Group’s financial position or profitability.

12.2     Unrecognized contractual commitments

The amount of the unrecognized contractual commitments as of June 30, 2019 has been significantly reduced compared to December 31, 2018 as a result of IFRS 16 application (see note 2.3.1).

As part of the deployment of the high and very high speed network in France, the Group entered into two new amendments of the existing contracts via Public Initiative Networks during the first half of 2019 for 780 million euros. Thus, as of June 30, 2019, the commitments relating to network under construction, concession and network building amount to approximately 5 billion euros over the years to come.

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During the first half of 2019, no other major event has impacted the unrecognized contractual commitments described in the 2018 consolidated financial statements.

NOTE 13     Related party transaction

During the first half of 2019, no transaction with related parties took place which materially affected the 2018 Group's financial position.

NOTE 14     Subsequent events

Bond issue

On July 4, 2019, Orange issued 300 million euros maturing in January 2034 bearing interest of 1.20%

Acquisition of SecureLink

On July 8, 2019, Orange announced the signing to acquire 100 % of the capital of SecureLink for an enterprise value of 515 million euros.

Network sharing agreement in Belgium between Orange Belgium and Proximus

On July 11, 2019, Orange Belgium and Proximus signed a term sheet to enter into a mobile access network sharing agreement by the end of the year. This agreement aims to allow the two companies to meet customers' growing demand in terms of mobile network quality and indoor coverage. Subject to a definitive agreement, the shared mobile access network will be planned, built and operated by a new equally-owned joint venture starting in the first quarter 2020.

Orange SA: distribution of an interim dividend

At its meeting held on July 24, 2019, the Board of Directors resolved to distribute an interim dividend of 0.30 euro per share in respect of 2019. This interim dividend will be paid in cash on December 4, 2019. The estimated payment amounts to 796 million euros based on the number of ordinary shares outstanding as of June 30, 2019.

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3.      Statement by the person responsible

I certify that based on my knowledge, the first half 2019 condensed consolidated financial statements have been prepared in accordance with the applicable accounting standards and fairly present the assets and liabilities, financial condition, and results of operations of the company and of its consolidated subsidiaries, and that the half-yearly management report fairly presents the material events which occurred during the first six months of the financial year, their impact on the interim financial statements, the main transactions between related parties, as well as a description of the main risk factors and uncertainties for the remaining six months of the financial year.

Paris, July 25, 2019

Chief Executive Officer Delegate, Finance, Performance and Europe

Ramon Fernandez

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4.      Statutory auditors’ review report on the half-year financial information

This is a free translation into English of the statutory auditor’s review report on the half-yearly financial information issued in French and is provided solely for the convenience of English-speaking users. This report includes information relating to the specific verification of information given in the group’s half-yearly management report. This report should be read in conjunction with, and construed in accordance with, French law and professional standards applicable in France.

To the Shareholders,

In compliance with the assignment entrusted to us by your annual general meeting and in accordance with the requirements of article L. 451-1-2 III of the French Monetary and Financial Code ("Code monétaire et financier"), we hereby report to you on:

•the review of the accompanying condensed interim consolidated financial statements of Orange S.A., for the period from January 1 to June 30, 2019,

•the verification of the information presented in the interim management report.

These condensed interim consolidated financial statements are the responsibility of your Board of Directors. Our role is to express a conclusion on these financial statements based on our review.

1.      Conclusion on the financial statements

We conducted our review in accordance with professional standards applicable in France. A review of interim financial information mainly consists of making inquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with professional standards applicable in France and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Based on our review, nothing has come to our attention that causes us to believe that the accompanying condensed interim consolidated financial statements are not prepared in all material respects in accordance with IAS 34 - the standard of the IFRSs as adopted by the European Union applicable to interim financial information.

Without qualifying the opinion expressed above, we draw your attention to the note 2.3 "New standards and interpretations applied from January 1, 2019" to the condensed interim consolidated financial statements presenting the impacts related to the new accounting standard IFRS 16 of mandatory application since January 1, 2019.

2.      Specific verification

We have also verified the information provided in the interim management report in respect of the condensed interim consolidated financial statements subject to our review.

We have no matters to report on the fair presentation and consistency of this information with the condensed interim consolidated financial statements.

Paris-La Défense, July 25, 2019

The statutory auditors

French original signed by

KPMG Audit Division of KPMG S.A.	ERNST & YOUNG Audit
Marie Guillemot	Yvon Salaün
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ORANGE

Date: July 29, 2019	By:	/S/ Patrice Lambert - de Diesbach
	Name:	Patrice Lambert - de Diesbach
	Title:	Senior VP, Head of Investor Relations